                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's circular with respect to the proposed amendments to the Articles of Association, proposed general mandate to issue new Shares, proposed adoption of the procedural rules and the re-election and the appointment of Directors and Supervisors.

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                       (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                         GENERAL MANDATE TO ISSUE SHARES
                              PROPOSED ADOPTION OF
                        THE PROCEDURAL RULES AND PROPOSED
                         RE-ELECTION AND APPOINTMENT OF
                            DIRECTORS AND SUPERVISORS

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, THE GENERAL MANDATE TO ISSUE SHARES, PROPOSED ADOPTION OF THE PROCEDURAL RULES AND PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE TABLED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 15 May 2008 at 9 a.m. is set out on pages 13 to 18 of this circular. A form of proxy for use in connection with the annual general meeting is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

                                                                   28 March 2008

                                TABLE OF CONTENTS

                                                                            Page
                                                                           -----
DEFINITIONS ............................................................       1
LETTER FROM THE BOARD ..................................................       3
   INTRODUCTION ........................................................       3
   PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION ..................       3
   GENERAL MANDATE TO ISSUE SHARES .....................................       4
   PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS ...       5
   PROPOSED ADOPTION OF THE PROCEDURAL RULES ...........................      11
   ANNUAL GENERAL MEETING ..............................................      11
   RECOMMENDATIONS .....................................................      12
   PROCEDURES FOR DEMANDING A POLL .....................................      12
NOTICE OF ANNUAL GENERAL MEETING .......................................      13
APPENDIX I--ARTICLES OF ASSOCIATION OF PETROCHINA COMPANY LIMITED ......     I-1
APPENDIX II-- PROCEDURAL RULES OF SHAREHOLDERS' GENERAL MEETING ........    II-1
APPENDIX III--PROCEDURAL RULES OF THE MEETING OF THE BOARD OF
   DIRECTORS ...........................................................   III-1
APPENDIX IV--RULES OF ORGANISATION AND PROCEDURES OF THE SUPERVISORY
   COMMITTEE ...........................................................    IV-1

                                   DEFINITIONS

     In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"ADS(s)" the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

"AGM" the annual general meeting of the Company to be held on 15 May 2008 at Beijing Oriental Bay
                                 International Hotel, 26 Anwai Xibinhe Road,
                                 Dongcheng District, Beijing, the PRC at 9 a.m.

"AGM Notice"                     the notice of the AGM as set out on pages 13 to
                                 18 of this circular

"Articles of Association"        the articles of association of the Company

"Board"                          the board of Directors of the Company

"Company"                        (Chinese Characters) (PetroChina Company
                                 Limited), a joint stock company limited by
                                 shares incorporated in the PRC on 5 November
                                 1999 under the PRC Company Law, the H Shares of
                                 which are listed on the Stock Exchange with
                                 ADSs listed on the New York Stock Exchange and
                                 the A Shares are listed on the Shanghai Stock
                                 Exchange

"CNPC"                           (Chinese Characters) (China National Petroleum
                                 Corporation), the controlling shareholder of the Company

"Director(s)"                    the director(s) of the Company

"A Share(s)"                     the domestic shares issued by the Company to
                                 domestic investors and denominated in Renminbi

"Group"                          the Company and its subsidiaries

"H Share(s)"                     the overseas-listed foreign share(s) in the
                                 Company's share capital, with a nominal value
                                 of RMB1.00 each, which are listed on the Stock
                                 Exchange and subscribed for in Hong Kong
                                 dollars, and which include the H Share(s) and
                                 the underlying ADS(s)

"Hong Kong"                      the Hong Kong Special Administrative Region of
                                 the PRC

"Latest Practicable Date"        26 March 2008, being the latest practicable
                                 date for the inclusion of certain information
                                 in this circular prior to its publication

"Listing Rules"                  the Rules Governing the Listing of Securities
                                 on The Stock Exchange of Hong Kong Limited

"PRC" the People's Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

"RMB"                            Renminbi yuan, the lawful currency of the PRC

"Shareholder(s)"                 holder(s) of Shares of the Company

                                   DEFINITIONS

"Share(s)"                       shares of the Company, including the A Share(s)
                                 and the H Share(s)

"Stock Exchange"                 The Stock Exchange of Hong Kong Limited

"Supervisor(s)"                  the supervisor(s) of the Company

                              LETTER FROM THE BOARD

                       (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

BOARD OF DIRECTORS:              LEGAL ADDRESS:
Jiang Jiemin (Chairman)          World Tower
Zheng Hu                         16 Andelu
Zhou Jiping                      Dongcheng District
Duan Wende                       Beijing 100011
Wang Yilin                       PRC
Zeng Yukang
Gong Huazhang
Jiang Fan
Chee-Chen Tung*
Liu Hongru*
Franco Bernabe*

*    Independent non-executive Directors

                                                                   28 March 2008

To the Shareholders

Dear Sirs

               PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                         GENERAL MANDATE TO ISSUE SHARES
                              PROPOSED ADOPTION OF
                  THE PROCEDURAL RULES AND PROPOSED RE-ELECTION
                                 AND APPOINTMENT
                          OF DIRECTORS AND SUPERVISORS

INTRODUCTION

     The purpose of this circular is to provide you with information regarding the proposed amendments to the Articles of Association, proposed general mandate to issue new Shares, proposed adoption of the procedural rules and the re-election and the appointment of Directors and Supervisors in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

     As the Company issued A Shares in the PRC in November 2007, pursuant to the requirements of the Company Law of the PRC and the "Guidelines of Articles of Association for Listed Companies" issued by the China Securities Regulatory Commission of the PRC, the Company is required to make necessary amendments

                              LETTER FROM THE BOARD

to the relevant provisions of the Articles of Association. A special resolution to consider and approve the making of such amendments will be proposed at the AGM. The amendments mainly concern the following matters:

     (1)  proposal to change the number of Directors and Supervisors;

     (2)  regulations on the repurchase of Shares of the Company;

     (3) regulations on the entitlement to profit derived from acquisition or disposal of Shares by Directors, Supervisors, senior management and Shareholders holding not less than 5% of the Shares of the Company for less than six-month period and regulation on the transfer of Shares of the Company by Directors, Supervisors and senior management;

     (4)  regulations on the rights and obligations of Shareholders;

     (5) regulations on the proposal to convene extraordinary Shareholders' meetings;

     (6) regulations on the proposal of interim motions to be passed at Shareholders' meetings;

     (7) regulations on the proposals to be passed at Shareholders' meetings by way of special resolutions/ ordinary resolutions;

     (8) regulations on the announcement of resolutions passed at Shareholders' meetings;

     (9)  regulations on the rights and obligations of Directors;

     (10) regulations on financial reporting;

     (11) regulations on the distribution of profits;

     (12) other supplements as required by any applicable laws and regulations.

     A full set of the amended and restated Articles of Association is set out in Appendix I to this circular.

     The above amendments to the Articles of Association shall take effect upon the approval(s) of the relevant PRC governmental authorities.

GENERAL MANDATE TO ISSUE SHARES

     At the annual general meeting of the Company held on 16 May 2007, a general mandate was given to the Directors to issue shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any shares, a special resolution will be proposed at the AGM to renew the unconditional mandate to the Directors that during the period as permitted under the general mandate, to separately or concurrently, issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company of not more than 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM (the "GENERAL ISSUANCE MANDATE"). The Directors have no present intention to issue any new Shares pursuant to the General Issuance Mandate. Save for the existing general mandate and the specific mandate granted at the extraordinary general meeting of the Company on 10 August 2007 to issue 4 billion A Shares, the Company did not obtain any other special mandate to issue new Shares in the past 12 months. As at the Latest Practicable Date, 21,098,900,000 H Shares and 161,922,077,818 A Shares were in issue. Therefore, not more than 4,219,780,000 new H Shares and 32,384,415,564 new A Shares will be permitted to be issued pursuant to the exercise of the General Issuance Mandate.

                              LETTER FROM THE BOARD

     The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the General Issuance Mandate. In addition, according to relevant PRC laws and regulations, despite the Directors have been given the General Issuance Mandate, in the event of issuance of domestic shares, the Company is required to convene Shareholders' general meeting and to obtain Shareholders' approval for such issuance.

PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS

     The Board currently comprises eleven Directors including the Chairman, one executive Director, six non-executive Directors and three independent non-executive Directors, while the Supervisory Committee comprises seven Supervisors, including two independent Supervisors. In accordance with the Articles of Association, all Directors and Supervisors will hold office for a term of three years, and being eligible, may offer themselves for re-election.

     In accordance with the provisions under the Mandatory Provisions of the Articles of Association for Companies to be Listed Overseas, the term of the Directors shall commence from the date of appointment until the expiry of the relevant session of the Board. The Company adopted 5 November 1999, being the date of establishment of the Company, as the date of the first session of the Board and each session shall be for a term of three years. Therefore, all incumbent Directors shall retire from offices and be subject to re-election at the forthcoming AGM.

     In accordance with the proposed amendments to the Articles of Association, the composition of the Board will be increased from 13 to 15 members: Mr Jiang Jiemin, Mr Zhou Jiping, Mr Duan Wende, Mr Wang Yilin, Mr Zeng Yukang, Mr Jiang Fan, Mr Chee-Chen Tung, Mr Liu Hongru and Mr Franco Bernabe have been nominated for the re-election as members of the Board, among whom Mr Chee-Chen Tung, Mr Liu Hongru and Mr Franco Bernabe have been nominated for the re-election as independent non-executive Directors; Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang and Mr Cui Junhui, and Mr Wang Fucheng and Mr Li Yongwu, the incumbent Supervisors, have been nominated for the appointment and election as members of the Board, among whom Mr Li Yongwu and Mr Cui Junhui have been nominated for the election as independent non- executive Directors. Prior to the appointment as Directors of the Company, Mr Wang Fucheng and Mr Li Yongwu will resign from their office as Supervisors of the Company.

     In accordance with the proposed amendments to the Articles of Association, the composition of the Supervisory Committee will be increased from 7 to 9 members: Mr Wen Qingshan, Mr Sun Xianfeng and Mr Wu Zhipan have been nominated for the re-election as members of the Supervisory Committee, among whom Mr Wu Zhipan has been nominated for the re-election as an independent Supervisor; Mr Chen Ming, Mr Yu Yibo and Ms Jin Lianshu have been nominated for the appointment and election as members of the Supervisory Committee, among whom Ms Jin Lianshu has been nominated for the election as an independent Supervisor. In addition, in accordance with the Articles of Association, three Supervisors representing the employees of the Company shall be elected democratically by the employees of the Company. The results of the election of the Supervisors representing the employees of the Company will be announced separately.

     Mr Zheng Hu and Mr Gong Huazhang who are Directors have notified the Board that due to attaining retirement age, each of them will retire from their offices as Director on the date of the AGM and will not seek for re-election. Mr Zhang Jinzhu who is a Supervisor has notified the Company that due to attaining retirement age, he will also retire from his office on the date of the AGM and will not seek for re-election. Each of Mr Zheng, Mr Gong and Mr Zhang confirmed that he has no disagreement with the Board and the Company and there is no other matter in relation to their retirement that needs to be brought to the attention of the Shareholders.

     All the following candidates will be re-elected or elected at the forthcoming AGM by resolutions passed by the Shareholders attending the meeting and holding more than half of the voting rights (including their proxies). The new term of office of the elected Directors and the Supervisors will be for a period of three years, which is proposed to commence on 15 May 2008 and will expire on the date of the 2010 annual general meeting of the Company to be held in 2011.

                              LETTER FROM THE BOARD

     Each of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Duan Wende, Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan, Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu, Mr Cui Junhui, Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Yu Yibo, Mr Wu Zhipan and Ms Jin Lianshu does not have any service contract with the Company. The Director's fee and the Supervisor's fees are fixed by the Board pursuant to the authority granted by the Shareholders at the AGM by reference to the Director's and Supervisor's duty, responsibilities and performance and the results of the Group. The emoluments of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Duan Wende, Mr Wang Yilin, Mr Zeng Yukang, Mr Jiang Fan, Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Wang Fucheng, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Li Yongwu and Mr Wu Zhipan, if any, for 2007 have been disclosed in the results announcement of the Company published on 19 March 2008 and can also be found in the annual report of the Company to be despatched to the Shareholders on or before 30 April 2008 and the Company will make disclosure of the Directors' and Supervisors' emoluments for 2008 in its annual report for 2008 in accordance with the Listing Rules.

     The biographical details of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Duan Wende, Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan, Mr Chee- Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu, Mr Cui Junhui, Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Yu Yibo, Mr Wu Zhipan and Ms Jin Lianshu who will stand for re-election or election at the AGM as required under Rule 13.51(2) of the Listing Rules are set out below to enable the Shareholders to make an informed decision on their re-election or election.

     JIANG JIEMIN, aged 52, is the Chairman and President of the Company and the General Manager of CNPC. Mr Jiang is a senior economist and has been awarded with post-graduate qualification. Mr Jiang has over 30 years of working experience in China's oil and gas industry. He was made Deputy Director of the Shengli Petroleum Administration Bureau in March 1993, Senior Executive of the Qinghai Petroleum Administration Bureau in June 1994 and Director of Qinghai Petroleum Administration Bureau in November 1994, Assistant to the General Manager and Team Leader for the Restructuring and Listing Preparatory Team of CNPC in February 1999, and a Director and Vice President of the Company from November 1999 to June 2000. Mr Jiang was appointed Deputy Provincial Governor of Qinghai Province since June 2000, was made a member of the provincial party committee of the Qinghai Province and Deputy Provincial Governor of Qinghai Province since November 2000, and the deputy secretary of the provincial party committee of Qinghai Province and Deputy Provincial Governor of Qinghai Province since June 2003. Mr Jiang became the Deputy General Manager of CNPC since April 2004 and was appointed the Vice Chairman and President of the Company in May 2004 and the General Manager of CNPC since November 2006. Mr Jiang became the Chairman of the Company since May 2007.

     ZHOU JIPING, aged 55, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zhou is a professor-level senior engineer and holds a master's degree. He has over 35 years of working experience in China's oil and gas industry. In November 1996, he was the Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company and Deputy General Manager of China National Oil & Gas Exploration and Development Corporation. In December 1997, he was appointed as General Manager of China National Oil and Gas Exploration and Development Corporation and Deputy Director of the International Exploration and Development Co-operation Bureau of China National Petroleum Company. Since August 2001, he was Assistant to the General Manager of CNPC and General Manager of China National Oil & Gas Exploration and Development Corporation. Since December 2003, Mr Zhou has been a Deputy General Manager of CNPC. Mr Zhou has been appointed as a Director of the Company in May 2004.

     DUAN WENDE, aged 56, is a Director and Senior Vice President of the Company, and a Deputy General Manager of CNPC. He is a professor-level senior engineer and has been awarded with post-graduate qualification. He has over 35 years of working experience in China's petrochemical industry. From April 1975 to May 1997, Mr Duan was the Deputy Factory Manager of Fushun Chemical Fibres Factory, the Commander of the Fushun Ethylene Project Command Division, Deputy Factory Manager of the ethylene factory, the Factory Manager of the acrylic fibres factory and the detergent factory. Mr Duan has been the Deputy Manager of Fushun Petrochemical Corporation since June 1997 and the Manager of Fushun Petrochemical Corporation since May

                              LETTER FROM THE BOARD

1999. He has been appointed as the General Manager of Fushun Petrochemical Branch Company since October 1999. He has been the Assistant to the General Manager of CNPC since August 2001. He has been a Vice President of the Company since March 2002. Mr Duan became the Deputy General Manager of CNPC since December 2003. He has been appointed as a Director and Vice President of the Company since May 2004. Mr Duan has been appointed as a Senior Vice President of the Company since November 2005.

     WANG YILIN, aged 51, is a Director of the Company and a Deputy General Manager of CNPC. Mr Wang is a professor-level senior engineer and holds a doctorate degree. He has over 25 years of working experience in China's oil and gas industry. Mr Wang had been the Deputy Director and Chief Exploration Geologist of Xinjiang Petroleum Administration Bureau since June 1996. He was appointed as the General Manager of the PetroChina Xinjiang Oilfield Company since September 1999. He had been the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of the PetroChina Xinjiang Oilfield Company since June 2001. From July 2003 onwards, he was appointed as the Assistant to General Manager of CNPC, Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company concurrently. In December 2003, he was appointed as the Deputy General Manager of CNPC and Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company concurrently. In May 2004, he ceased to be the Senior Executive of Xinjiang Petroleum Administration Bureau and the General Manager of PetroChina Xinjiang Oilfield Company. From July 2004 to July 2007, he also worked as the Safety Director of CNPC. He has been appointed as a Director of the Company since November 2005.

     ZENG YUKANG, aged 57, is a Director of the Company and a Deputy General Manager of CNPC. Mr Zeng is a professor-level senior economist and holds a college degree. He has nearly 40 years of working experience in China's oil and gas industry. Mr Zeng had been the Senior Executive of the Exploration and Development Institute of Daqing Petroleum Administration Bureau since December 1996. From February 2000 onwards, he was appointed as the Standing Deputy Director of Daqing Petroleum Administration Bureau. Since March 2001, he was appointed as the Director of Daqing Petroleum Administration Bureau. Since November 2002, he was the Assistant to the General Manager of CNPC. From September 2005 onwards, he has been a Deputy General Manager of CNPC. He has been appointed as a Director of the Company since November 2005.

     WANG FUCHENG, aged 57, is the Chairman of the Supervisory Committee and the Deputy General Manager of CNPC. Mr Wang is a professor-level senior economist and holds a bachelor's degree. Mr Wang has over 40 years of working experience in China's oil and gas industry. From August 1986 to December 1992, Mr Wang worked as Senior Executive of the Shengli Petroleum Administration Bureau. Since December 1992, Mr Wang worked as Senior Executive of the Liaohe Oil Exploration Bureau. Since November 1997, Mr Wang worked as Director of the Liaohe Oil Exploration Bureau. Since October 1999, Mr Wang was the General Manager of PetroChina Liaohe Oilfield Company. Mr Wang was appointed as a Director of the Company in June 2000 and resigned in November 2005. Mr Wang was also appointed as the Vice President of the Company in July 2000. Mr Wang has been appointed as the Chairman of the Supervisory Committee of the Company since November 2005. Mr Wang became the Deputy General Manager of CNPC since September 2007.

     LI XINHUA, aged 55, is a Deputy General Manager of CNPC. Mr Li is a senior engineer and received his college degree in chemical engineering at Kunming University of Science and Technology. Mr Li has over 30 years of working experience in China's natural gas and petrochemical industry. Mr Li was a Deputy Factory Manager of Yunnan Natural Gas Chemical Factory since June 1985 and the Factory Manager since February 1992. Mr Li was the Chairman and General Manager of Yuntianhua Group Company Limited since March 1997. In March 2002, Mr Li was appointed as the Assistant to the Provincial Governor of Yunnan Province and was appointed as the Deputy Provincial Governor of Yunnan Province since January 2003. Mr Li has been appointed as a Deputy General Manger of CNPC since April 2007.

     LIAO YONGYUAN, aged 45, is a Vice President of the Company and a Deputy General Manager and Safety Director of CNPC. Mr Liao is a master's degree holder and a professor-level senior engineer. He has 25 years of working experience in China's oil and gas industry. He was the Deputy Director of the New Zone Exploration and Development Department of China National Petroleum Company from June to November 1996, the Standing

                              LETTER FROM THE BOARD

Deputy Commander and then Commander of Tarim Petroleum Exploration and Development Headquarters from November 1996 to September 1999. He was the General Manager of PetroChina Tarim Oilfield Company from September 1999 to October 2001, and also Deputy Director of Gansu Provincial Economic and Trade Committee from October 2001 to January 2004. He has worked as the Assistant to the General Manager of CNPC since January 2004. He has been concurrently the Head of Coordination Team for Oil Enterprises in Sichuan and Chongqing and Director of the Sichuan Petroleum Administration since April 2004. Mr Liao was appointed as a Deputy General Manager of CNPC since February 2007 and as the Safety Director since July 2007. He has been a Vice President of the Company since November 2005.

     WANG GUOLIANG, aged 55, is the Chief Accountant of CNPC. Mr Wang is a professor-level senior accountant and holds a master's degree. Mr Wang has 26 years of working experience in China's oil and gas industry. Mr Wang worked as the Vice President of China Petroleum Finance Company Limited from October 1995 to November 1997. From November 1997 to November 1999, he was the Deputy General Manager and General Accountant of China National Oil & Gas Exploration and Exploitation Corporation. Mr Wang was appointed as the Chief Financial Officer of the Company from November 1999 to February 2007. From November 1999 to March 2002, he was also the General Manager of the Finance Department of the Company. Mr Wang has been appointed as the Chief Accountant of CNPC since February 2007.

     JIANG FAN, aged 44, is a Director of the Company and the President of PetroChina Dalian Petrochemical Company. Mr Jiang is a professor-level senior engineer and holder of a master's degree. He has over 20 years of working experience in China's petrochemical industry. Mr Jiang was appointed as the Deputy Manager of PetroChina Dalian Petrochemical Company since December 1996. In September 1999, he was appointed as the Deputy General Manager of PetroChina Dalian Petrochemical Company. In February 2002, he became the General Manager of PetroChina Dalian Petrochemical Company. Mr Jiang has been appointed as a Director of the Company since November 2005.

     CHEE-CHEN TUNG, aged 65, is an independent non-executive Director of the Company. Mr Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited and was educated at the University of Liverpool, England, where he received his Bachelor of Science degree. He later acquired a Master's degree in Mechanical Engineering at the Massachusetts Institute of Technology in the United States. He served as Chairman of the Hong Kong Shipowners' Association between 1993 and 1995. From 1999 to 2001, he was the Chairman of the Hong Kong General Chamber of Commerce. He is an independent non-executive director of Zhejiang Expressway Co. Ltd., BOC Hong Kong (Holdings) Limited, Wing Hang Bank, Limited, Sing Tao News Corporation Limited, Cathay Pacific Airways Limited and U-Ming Marine Transport Corporation, and a member of the Hong Kong Port Development Board. Mr Tung is also the Chairman of the Institute for Shipboard Education Foundation, the Chairman of the Advisory Council and member of Council of the Hong Kong Polytechnic University, and is a member of the Board of Trustees of the International Academic Centre of the University of Pittsburgh and the School of Foreign Service of Georgetown University. Mr Tung has been appointed as an independent non-executive Director of the Company since November 1999.

     LIU HONGRU, aged 77, is an independent non-executive Director of the Company. Mr Liu is a professor and holds a doctorate degree. He graduated from the Faculty of Economics of the University of Moscow in 1959 with an associate doctorate degree. Mr Liu worked as Vice-Governor of the Agricultural Bank of China, Vice- Governor of the People's Bank of China, Deputy Director of the State Economic Restructuring Committee, and the Chairman of the China Securities Regulatory Commission. Mr Liu is currently the Vice Chairman of the Subcommittee for Economic Affairs of the National Committee of the Chinese People's Political Consultative Conference, the Vice President of the China Society for Finance and Banking, the Vice President of the National Debt Association of China and President of the Shanghai Institute of Finance and Law. Mr Liu is also a professor at the Peking University, the Postgraduate School of the People's Bank of China and the City University of Hong Kong. Mr Liu serves as a non-executive director of OP Financial Investments Limited and as an independent non-executive director of CITIC 21CN Company Limited and Minmetals Resources Limited, and possesses the accounting or financial management qualification required under the Listing Rules. Mr Liu was appointed as an independent Supervisor of the Company in December 1999. Upon his resignation from the position as

                              LETTER FROM THE BOARD

independent Supervisor of the Company in November 2002, Mr Liu has been appointed as an independent non-executive Director of the Company since November 19, 2002.

     FRANCO BERNABE, aged 59, is an independent non-executive Director of the Company. Mr Bernabe holds a doctorate degree in political economics and is the Chairman of the Franco Bernabe Group, the Vice Chairman of H3G, the Vice Chairman of Rothschild Europe, a non-executive director of Pininfarina Spa and an independent non-executive director of Areoportidi Bologna. He was a former Chief Executive Officer of ENI and Telecom Italia. He has also served as a special representative of the Italian government for the reconstruction of the Balkan region. Mr Bernabe joined ENI in 1983 to become an assistant to the chairman; in 1986 he became director for development, planning and control; and between 1992 and 1998 was the Chief Executive Officer of ENI. Mr Bernabe led the restructuring program of the ENI Group, making it one of the world's most profitable oil companies. Between 1998 and 1999, Mr Bernabe was the Chief Executive Officer of Telecom Italia. Prior to his joining ENI, Mr Bernabe was the head of economic studies at FIAT. Mr Bernabe was a senior economist at the OECD Department of Economics and Statistics in Paris. Prior to that, he was a professor of economic politics at the School of Industrial Administration, Turin University. Mr Bernabe has been appointed as an independent non-executive Director of the Company since June 2000.

     LI YONGWU, aged 63, is currently an independent Supervisor of the Company. Mr Li is a senior engineer and holder of a bachelor's degree. Since June 1991, Mr Li was appointed as the Director of Tianjin Chemicals Bureau. Since July 1993, he was appointed as the Director of Tianjin Economic Committee. He became the Deputy Minister of the Chemical Industry Ministry since April 1995. He became Director of the State's Petroleum and Chemical Industry Bureau since March 1998. Since April 2001, he was appointed as a Deputy Director of the Liaison Office of the Central Government at the Special Administrative Region of Macau. Since December 2004, he was appointed as the Vice President of China Petroleum and Petrochemical Industry Association. Since May 2005, he became the President of China Petroleum and Petrochemical Industry Association. Mr Li has been an Independent Supervisor of the Company since November 2005. In 2003, he was elected as a standing member of the Tenth Chinese People's Consultative Conference.

     CUI JUNHUI, aged 62, received his postgraduate degree at Party School of the Central Committee of the Communist Party of China. Since February 1987, Mr Cui has been the Deputy Director of Local Taxation Bureau of Shandong Province, Deputy Director General of Finance Department of Shangdong Province, Director of Local Taxation Bureau of Shandong Province and the Director of National Taxation Bureau of Shandong Province. Mr Cui worked as the Deputy Director of State Administration of Taxation from December 1999 to December 2006. Mr Cui was the Vice President of Chinese Taxation Institute and the Vice President of China Charity Federation since December 2006. He was elected as a representative of the 11th National People's Congress of the PRC and a Committee Member of the Financial and Economic Affairs Committee of the National People's Congress of the PRC in March 2008.

     CHEN MING, aged 57, is the Head of Discipline Inspection Group of CNPC. Mr Chen is a professor-level senior economist and graduated from the correspondence program in economics and management at Party School of the Central Committee of the Communist Party of China. Mr Chen has over 30 years of working experience in China's oil and natural gas industry. Mr Chen was a Deputy Commissioner of the Supervisory Bureau of China National Petroleum Company since November 1996 and a Deputy Director of the Supervisory Department of CNPC since October 1998. Mr Chen was a Deputy General Manager of the Human Resources Department of the Company and the Director-General of the Supervisory Office of the Company since September 1999. He became the General Manger of the Supervisory Department of the Company since September 2001. In January 2007, Mr Chen was appointed as the Assistant to the General Manager of CNPC and was appointed as the Head of Discipline Inspection Group of CNPC since September 2007.

     WEN QINGSHAN, aged 49, is a Supervisor of the Company, the Deputy Chief Accountant of CNPC and the Director of the Finance and Assets Department of CNPC. Mr Wen is a professor-level senior accountant and holder of a master's degree in economics. He was the Deputy Chief Accountant of the Finance and Assets Department of CNPC from November 1998, Deputy Director of the Finance and Assets Department of CNPC from May 1999 and Director of the Finance and Assets Department of CNPC from May 2002. He has been a

                              LETTER FROM THE BOARD

Supervisor of the Company since November 2002. Mr Wen has been appointed as the Deputy Chief Accountant of CNPC since November 2007.

     SUN XIANFENG, aged 55, is a Supervisor and the General Manager of the Audit Department of the Company and the Director of the Audit Department and the Audit Services Centre of CNPC. Mr Sun holds a college degree and is a senior economist. Mr Sun worked as Deputy Director of the Supervisory Bureau of China National Petroleum Company from November 1996, before being transferred to the Eighth Office of the State Council Compliance Inspectors' General Office (Supervisory Committee of Central Enterprises Working Commission) as its temporary person-in-charge in June 1998. He has been the Deputy Director of the Audit Department of CNPC from October 2000, and as the Director of the Audit Services Centre since December 2000. He has been the Director of the Audit Department of CNPC and the Director of the Audit Services Centre since April 2004. He has been a Supervisor of the Company since May 2004. Mr Sun has been the General Manager of the Audit Department of the Company since July 2007.

     YU YIBO, aged 44, is the General Manager of the M&A Department of the Company and the Director- General of the M&A Department of CNPC. Mr Yu is a professor-level senior accountant and received his doctorate degree in finance at Hitotsubashi University Graduate School of Commerce and Management, Japan. Mr Yu worked as the Assistant to the President of China Petroleum Finance Company Limited since November 1998 and as a member of the Restructuring and Listing Preparatory Team of CNPC since February 1999. Mr Yu worked as the Deputy General Manager of the Finance Department of the Company since November 1999 and as a Deputy General Manager of PetroChina Dagang Oilfield Company since March 2002. Since October 2002, Mr Yu was appointed as the Deputy General Manager of the Finance Department of the Company and since April 2003, as the General Manager of the Mergers & Acquisitions Department of the Company. Mr Yu has been the Director-General of the M&A Department of CNPC since April 2007.

     WU ZHIPAN, aged 51, is an independent Supervisor of the Company. Mr Wu is a holder of doctorate degree. He is a professor, a LL.D. Supervisor, Standing Vice Chairman of Peking University Council and Chief Legal Advisor of Peking University, Dean of the Asia-Pacific Research Institute of Peking University and Director of Financial Law Institute of Peking University. He is also an expert consultant of the Supreme People's Court of the PRC, an arbitrator of the Arbitration Panel of China International Economic and Trade Arbitration Commission and President of the China Economic Law Research Societies. Mr Wu was appointed as an independent non-executive director of Air China Limited, Fortune SGAM Fund Management Co., Ltd. and China Minsheng Banking Corp., Ltd. Mr Wu has been an independent Supervisor of the Company since December 1999.

     JIN LIANSHU, aged 66, is the Chairman of Accounting Society of China. Ms Jin graduated from the Finance Department of Changchun Taxation College and is a holder of a bachelor's degree. From 1985 to 1989, Ms Jin worked as Deputy Director of the Industry and Transportation Department of the Ministry of Finance of the PRC, and Director of the same department from 1989 to October 1994. From October 1994 to March 2007, Ms Jin worked as Team Head of the Central Commission for Discipline Inspection of the Communist Party of China residing in the Ministry of Finance. Ms Jin became the Chairman of the Accounting Society of China in April 2007 and was appointed as an independent director of China Yangtze Power Co., Ltd. since May 2007.

     Each of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Duan Wende, Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan, Mr Franco Bernabe, Mr Li Yongwu, Mr Cui Junhui, Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Yu Yibo and Ms Jin Lianshu does not hold any directorship in other public listed companies in Hong Kong in the past three years.

     Save as disclosed above, each of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Duan Wende, Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan,

                              LETTER FROM THE BOARD

Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu, Mr Cui Junhui, Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Yu Yibo, Mr Wu Zhipan and Ms Jin Lianshu does not have any relationship with any other Directors, Supervisors, senior management or substantial shareholders or controlling shareholder of the Company. As at the Latest Practicable Date, each of them does not have any interest in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

     Should Mr Chee-Chen Tung and Mr Franco Bernabe be re-appointed at the AGM as independent non- executive Directors, each of Mr Chee-Chen Tung and Mr Franco Bernabe will serve as independent non- executive Directors of the Company for more than nine years. In view of the fact that both Mr Chee-Chen Tung and Mr Franco Bernabe continue to be independent after considering the factors including but not limited to those as set out in Rule 3.13 of the Listing Rules, in particular, Mr Chee-Chen Tung and Mr Franco Bernabe do not hold any equity interests in the Company, nor have any interest in the business of the Company, nor hold any other positions in the Company, the Company considers that Mr Chee-Chen Tung and Mr Franco Bernabe continue to be independent and should be re-appointed as independent non-executive Directors.

     In relation to the re-election of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Duan Wende, Mr Wang Yilin, Mr Zeng Yukang and Mr Jiang Fan as the Directors, Mr Chee-Chen Tung, Mr Liu Hongru and Mr Franco Bernabe as independent non-executive Directors, the election of Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang as Directors, the election of Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors, the re-election of Mr Wen Qingshan and Mr Sun Xianfeng as the Supervisors, the re-election of Mr Wu Zhipan as the independent Supervisor, the election of Mr Chen Ming and Mr Yu Yibo as the Supervisors and Ms Jin Lianshu as the independent Supervisor, there is no information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there any other matters that need to be brought to the attention of the Shareholders.

PROPOSED ADOPTION OF THE PROCEDURAL RULES

     Pursuant to the relevant laws, rules and regulations and the requirements of the relevant securities regulatory authorities in the PRC, the Company is required to lay down the following rules and procedures:

     (1)  Rules and Procedures of Shareholders' General Meeting;

     (2)  Rules and Procedures of the Board; and

     (3)  Rules of Organisation and Procedures of the Supervisory Committee.

     The adoption of the rules and procedures of Shareholders' General Meetings, the rules and procedures of the Board and the rules of organisation and procedures of the Supervisory Committee requires approval from Shareholders at the AGM by way of ordinary resolutions.

ANNUAL GENERAL MEETING

     An AGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 15 May 2008 at 9 a.m. to approve, among other things, the proposed amendments to the Articles of Association and the general mandate to issue shares by way of special resolution, and the proposed adoption of procedural rules of Shareholders' general meeting, the Board and the Supervisory Committee and the proposed re-election and appointment of Directors and Supervisors by ordinary resolutions. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

     The AGM Notice is set out on pages 13 to 18 of this circular.

     Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to

                              LETTER FROM THE BOARD

the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code: 100011) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

     Holders of H Shares whose names appear on the register of members of the Company before 4:00 p.m. on 6 May 2008 (Tuesday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 15 April 2008 to 15 May 2008 (both days inclusive), during which period no share transfer of H Shares will be registered.

     The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the "Reply Date"). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement. The AGM may be convened after the publication of such announcement.

     You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

     The Directors believe the amendments to the Articles of Association, the General Issuance Mandate, the adoption of the procedural rules and the re-election and election of Mr Jiang Jiemin, Mr Zhou Jiping, Mr Duan Wende, Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Jiang Fan, Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as Directors and the re-election and election of Mr Chen Ming, Mr Wen Qingshan, Mr Sun Xianfeng, Mr Yu Yibo, Mr Wu Zhipan and Ms Jin Lianshu as Supervisors are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

PROCEDURES FOR DEMANDING A POLL

     In accordance with the Articles of Association, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

     (1)  the chairman of the meeting;

     (2)  at least two Shareholders with voting rights or their proxies;

     (3) a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.

                                       Yours faithfully,

                                       By order of the Board
                                       PETROCHINA COMPANY LIMITED
                                       JIANG JIEMIN
                                       Chairman

                        NOTICE OF ANNUAL GENERAL MEETING

                       (PETROCHINA COMPANY LIMITED LOGO)
                              (Chincese Characters)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

               NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2007

     NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the "Company") for the year 2007 will be held at 9 a.m. on 15 May 2008 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

     1. To consider and, if thought fit, to pass the following as special resolution:

          "THAT the amendments to the Articles of Association of the Company made in accordance with the Company Law of the PRC and the "Guidelines of Articles of Association for Listed Companies" issued by the China Securities Regulatory Commission set out in Appendix I hereto be and are hereby approved. The above amendments to the Articles of Association shall take effect upon the approval(s) of the relevant PRC governmental authorities, and the Chairman of the Company be and is hereby authorised to make any amendment as he may consider necessary and appropriate."

          (The restated Articles of Association are set out in Appendix I to this circular.) To consider and, if thought fit, to pass the following as ordinary resolutions: 2. To consider and approve the Report of the Board of the Company for the year 2007;

     3. To consider and approve the Report of the Supervisory Committee of the Company for the year 2007;

     4. To consider and approve the Audited Financial Statements of the Company for the year 2007;

     5. To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2007 in the amount and in the manner recommended by the Board;

     6. To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2008;

     7. To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2008 and to authorise the Board of Directors to fix their remuneration;

                        NOTICE OF ANNUAL GENERAL MEETING

     8. (a) To consider and approve the election of Mr Jiang Jiemin as Director of the Company;

          (b) To consider and approve the election of Mr Zhou Jiping as Director of the Company;

          (c) To consider and approve the election of Mr Duan Wende as Director of the Company;

          (d) To consider and approve the election of Mr Wang Yilin as Director of the Company;

          (e) To consider and approve the election of Mr Zeng Yukang as Director of the Company;

          (f) To consider and approve the election of Mr Wang Fucheng as Director of the Company;

          (g) To consider and approve the election of Mr Li Xinhua as Director of the Company;

          (h) To consider and approve the election of Mr Liao Yongyuan as Director of the Company;

          (i) To consider and approve the election of Mr Wang Guoliang as Director of the Company;

          (j) To consider and approve the election of Mr Jiang Fan as Director of the Company;

          (k) To consider and approve the election of Mr Chee-Chen Tung as independent Director of the Company;

          (l) To consider and approve the election of Mr Liu Hongru as independent Director of the Company;

          (m) To consider and approve the election of Mr Franco Bernabe as independent Director of the Company;

          (n) To consider and approve the election of Mr Li Yongwu as independent Director of the Company;

          (o) To consider and approve the election of Mr Cui Junhui as independent Director of the Company;

     9. (a) To consider and approve the election of Mr Chen Ming as Supervisor of the Company;

          (b) To consider and approve the election of Mr Wen Qingshan as Supervisor of the Company;

          (c) To consider and approve the election of Mr Sun Xianfeng as Supervisor of the Company;

          (d) To consider and approve the election of Mr Yu Yibo as Supervisor of the Company;

          (e) To consider and approve the election of Mr Wu Zhipan as independent Supervisor of the Company;

          (f) To consider and approve the election of Ms Jin Lianshu as independent Supervisor of the Company;

     10. To consider and, if thought fit, to pass the following as special resolution:

          "THAT:

          (a) The Board of Directors be and is hereby granted, an unconditional general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares of the Company, provided that the number of the domestic shares and overseas listed foreign shares issued and allotted or agreed conditionally or unconditionally to be issued and allotted shall not exceed 20% of each of its existing the domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution.

                        NOTICE OF ANNUAL GENERAL MEETING

          (b) The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares.

          (c) For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution until the earliest of:

               (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution;

               (ii) the expiration of the 12-month period following the passing of this resolution; or

               (iii) he date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

          (d) The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to increase the registered share capital of the Company and reflect the new capital structure of the Company upon the allotment and issuance of shares of the Company as contemplated in this resolution.

          (e) In order to facilitate the issuance of shares in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to establish a special committee of the Board and to authorise such committee to exercise all such power granted to the Board of Directors to execute and do all such documents, deeds and things as it may consider necessary in connection with the issue of such shares contingent on the passing of sub-paragraphs (a) to (d) of this resolution and within the relevant period of this mandate.

          (f) The Board of Directors and the special committee of the Board will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, regulations or the listing rules of the stock exchange on which the Shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC governmental authorities are obtained and the special committee of the Board will only exercise its power under such mandate in accordance with the power granted by the shareholders at the annual general meeting to the Board."

     11. To consider and, if thought fit, to pass the following as ordinary resolution:

          "THAT the Rules and Procedures of Shareholders' General Meeting of the Company be and are hereby approved."

          (The Rules and Procedures of Shareholders' General Meeting are set out in Appendix II to this circular.)

     12. To consider and, if thought fit, to pass the following as ordinary resolution:

          "THAT the Rules and Procedures of the Board of the Company be and are hereby approved."

          (The Rules and Procedures of the Board are set out in Appendix III to this circular.)

     13. To consider and, if thought fit, to pass the following as ordinary resolution:

          "THAT the Rules of Organisation and Procedures of the Supervisory Committee of the Company be and are hereby approved."

                        NOTICE OF ANNUAL GENERAL MEETING

          (The Rules of Organisation and Procedures of the Supervisory Committee are set out in Appendix IV to this circular.)

     14.  To consider and approve other matters, if any.

                                        By Order of the Board
                                        PETROCHINA COMPANY LIMITED
                                        LI HUAIQI
                                        Secretary to the Board

28 March 2008

                        NOTICE OF ANNUAL GENERAL MEETING

NOTES:

1. Important: You should first review the annual report of the Company for the year 2007 before appointing a proxy. The annual report for the year 2007 will include the Report of the Directors for the year 2007, the Report of the Supervisory Committee for the year 2007 and the Audited Financial Statements for the year 2007 for review by the shareholders of the Company (the "Shareholders"). The annual report for the year 2007 is expected to be despatched to Shareholders on or before 30 April 2008 to the addresses as shown in the register of members of the Company.

2. The register of members of H Shares of the Company will be closed from Tuesday, 15 April 2008 to Thursday, 15 May 2008 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company's H Shares whose names appear on the register of members of the Company at 4:00 p.m. on Tuesday, 6 May 2008 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

     The address of the share registrar of the Company's H Shares is:

     Hong Kong Registrars Limited
     Rooms 1712-1716,
     17/F Hopewell Centre,
     183 Queen's Road East,
     Hong Kong

3. Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2007, which is expected to be despatched to the Shareholders on or before 30 April 2008.

4. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong) within the same period.

6. Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Thursday, 24 April 2008 by hand, by post or by fax.

7. This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

                        NOTICE OF ANNUAL GENERAL MEETING

8.   The address of the Secretariat of the Board of Directors is as follows:

     Room 1521, World Tower
     16 Andelu, Dongcheng District,
     Beijing, PRC
     Postal code: 100011
     Contact person: Li Huaiqi
     Tel: (8610) 8488 6270
     Fax: (8610) 8488 6260

9. As at the date of this notice, the Board comprises Mr Jiang Jiemin as the Chairman; Mr Duan Wende as executive Director; Mr Zheng Hu, Mr Zhou Jiping, Mr Wang Yilin, Mr Zeng Yukang, Mr Gong Huazhang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru and Mr Franco Bernabe as independent non-executive Directors.

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

                                   APPENDIX I

                             ARTICLES OF ASSOCIATION

                                       OF

                           PETROCHINA COMPANY LIMITED

(to be adopted and restated at the 2007 annual general meeting of the company on
            15 May 2008 by way of Shareholders' special resolutions)


                                      -I-1-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

Chapter 1  General Provisions.............................................     3
Chapter 2  The Company's Objectives and Scope of Business.................     4
Chapter 3  Shares and Registered Capital..................................     5
Chapter 4  Reduction of Capital and Repurchase of Shares..................     7
Chapter 5  Financial Assistance for Acquisition of Shares.................     9
Chapter 6  Share Certificates and Register of Shareholders................    10
Chapter 7  Shareholders' Rights and Obligations...........................    14
Chapter 8  Shareholders' General Meetings.................................    18
Chapter 9  Special Procedures for Voting by a Class of Shareholders.......    25
Chapter 10 Board of Directors.............................................    27
Chapter 11 Secretary of the Board of Directors............................    31
Chapter 12 President......................................................    31
Chapter 13 Supervisory Committee..........................................    32
Chapter 14 The Qualifications and Duties of the Directors, Supervisors,
              President, Senior Vice Presidents, Vice Presidents, Chief
              Financial Officer and Other Senior Officers of the
              Company.....................................................    34
Chapter 15 Financial and Accounting Systems and Profit Distribution.......    39
Chapter 16 Appointment of Auditors........................................    41
Chapter 17 Insurance......................................................    44
Chapter 18 Labour and Personnel Management Systems........................    44
Chapter 19 Trade Unions...................................................    44
Chapter 20 Merger and Division of the Company.............................    44
Chapter 21 Dissolution and Liquidation....................................    45
Chapter 22 Procedures for Amendment of the Company's Articles of
              Association.................................................    47
Chapter 23 Dispute Resolution.............................................    47
Chapter 24 Notice.........................................................    48
Chapter 25 Supplementary..................................................    49


                                      -I-2-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

        (Approved by Shareholders' Special Resolutions on 3 December 1999
          Amended by Shareholders' Special Resolutions on 10 March 2000
 Amended by Resolutions of the Fifth Meeting of the First Board of Directors on
                                   30 May 2000
           Amended by Shareholders' Special Resolutions on 8 June 2001
           Amended by Shareholders' Special Resolution on 26 May 2005
   Amended by Resolutions of the Meeting of the Special Board Committee on 31
                                   August 2005
         Amended by Shareholders' Special Resolution on 1 November 2006
   Amended by Resolutions of the Meeting of the Special Board Committee on 17
                                 September 2007
 Amended by Shareholders' Special Resolutions at the 2007 annual general meeting on 15 May 2008)

                          CHAPTER 1: GENERAL PROVISIONS

     Article 1. The Company is a joint stock limited company established in accordance with the Company Law of the People's Republic of China (the Company
Law), Securities Law of the People's Republic of China, State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares (the Special Regulations) and other relevant laws and regulations of the State.

     The Company was established by way of promotion with the approval of the State Economic and Trade Commission of the People's Republic of China on 25 October 1999, as evidenced by approval document Guo Jing Mao Qi Gai [1999] no. 1024 of 1999. It is registered with and has obtained a business licence from the State Administration Bureau of Industry and Commerce on 5 November 1999. The Company's business licence number is: 1000001003252.

     The promoter of the Company is: China National Petroleum Corporation.

     Article 2. The Company's registered Chinese name: (Chinese Characters)

     The Company's registered English name: PetroChina Company Limited

     Article 3.  The Company's address : 16 Andelu
                                         Dongcheng District
                                         Beijing
                                         China
                 Telephone number      : 010-84886270
                 Facsimile number      : 010-84886260
                 Postal code           : 100011

     Article 4. The Company's legal representative is the Chairman of the board of directors of the Company.

     Article 5. The Company is a joint stock limited company which has perpetual existence.

     All assets of the Company are divided into shares of equal value. The shareholders shall be liable to the Company to the extent of the shares they subscribed for. The Company shall be liable for its debts to the extent of all of its assets.

     Article 6. The Company's Articles of Association shall take effect from the date of establishment of the Company.

     From the date on which the Company's Articles of Association come into effect, the Company's Articles of Association constitute the legally binding document regulating the Company's organisation and activities, and the rights and obligations between the Company and each shareholder and among the shareholders inter se.


                                      -I-3-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 7. The Company's Articles of Association are binding on the Company and its shareholders, directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers of the Company; all of whom may, according to the Company's Articles of Association, assert rights in respect of the affairs of the Company.

     A shareholder may take legal action against the Company pursuant to the Company's Articles of Association, and the Company may take legal action against its shareholders, directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers. A shareholder may also take legal action against another shareholder pursuant to the Company's Articles of Association. A shareholder can take legal action against the directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers of the Company pursuant to the Company's Articles of Association.

     The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

     Article 8. The Company may invest in other enterprises; however, except as stipulated otherwise by law, it may not become an investor that bears joint liability for the debts of the enterprise in which it invests.

            CHAPTER 2: THE COMPANY'S OBJECTIVES AND SCOPE OF BUSINESS

     Article 9. The Company's objectives are:

     To comply with the rules of the market; To continue to explore the modes of business operation which are suitable for the Company; To fully utilise every resource of the Company; To place emphasis on the training of its employees and technological development; To provide the society with products which are competitive; To use its best endeavours to maximise its profits.

     Article 10. The Company's scope of business includes:

     Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with health permission certificate); the sale of tobacco (but limited to branches with tobacco franchised retailing license). The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license.

     General business: the production and sale of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines; the sale of lubricating oil, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment.

     The Company's scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

     The Company may, according to the demand in the domestic and international markets, the Company's ability to develop, and the requirements of the Company's business, adjust its scope of business in accordance with the laws .

     Subject to and in compliance with laws and administrative regulations of the People's Republic of China ("PRC"), the Company has the power to raise and borrow money, which power including (without limitation) the borrowing of money, the issue of debentures, the pledging or mortgaging of part or whole of the Company's interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) in all types of circumstances.


                                      -I-4-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

                    CHAPTER 3: SHARES AND REGISTERED CAPITAL

     Article 11. There must, at all times, be ordinary shares in the Company. Subject to the approval of the companies approving department authorised by the State Council, the Company may, according to its requirements, create different classes of shares.

     The shares of the Company shall be issued in accordance with the principles of openness, fairness and impartiality. Each share of the same class shall carry the same rights and the same benefits.

     Shares of the same class and the same issue shall be issued on the same terms and at the same price. The price of each share subscribed to by any organisation or individual shall be the same.

     Article 12. The shares issued by the Company shall each have a par value of Renminbi one yuan. "Renminbi" means the legal currency of the PRC.

     Article 13. Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors.

     "Foreign Investors" mean those investors who subscribe for the Company's shares and who are located in foreign countries and in the regions of Hong Kong, Macau and Taiwan. "Domestic Investors" mean those investors who subscribe for the Company's shares and who are located within the territory of the PRC.

     Article 14. Shares which the Company issues to Domestic Investors for subscription in Renminbi shall be referred to as "Domestic-Invested Shares". Shares which the Company issues to Foreign Investors for subscription in foreign currencies shall be referred to as "Foreign-Invested Shares". Foreign-Invested Shares which are listed overseas are called "Overseas-Listed Foreign-Invested Shares".

     "Foreign currencies" mean the legal tender of countries or regions outside the PRC which are recognised by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

     Domestic-Invested Shares issued by the Company shall be referred to as "A Shares", which are traded on the Shanghai Stock Exchange. Overseas-Listed Foreign-Invested Shares issued by the Company and which are listed in Hong Kong shall be referred to as "H Shares". H Shares are shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars. H Shares can also be listed on a stock exchange in the United States in the form of American Depository Receipts.

     The A Shares of the Company shall be held in central custody at the Shanghai branch of China Securities Depository and Clearing Corporation Limited. The H Shares of the Company shall be held in custody by the authorised depository companies of Hong Kong Securities Clearing Company Limited and may also be held by shareholders in their own names.

     Article 15. Following the approval of the approving department authorised by the State Council, the Company has issued a total of 183,020,977,818 ordinary shares, of which 161,922,077,818 Shares are Domestic-Invested Shares, which represents 88.47% of the Company's share capital, and 21,098,900,000 shares are Overseas-Listed Foreign-Invested Shares, which represents 11.53% of the Company's share capital.

     Article 16. Share Capital Movements of the Company:

     The Company issued 160,000,000,000 shares to its promoter upon its incorporation in November 1999, which then represented 100% of the Company's share capital.


                                      -I-5-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     The Company issued 15,824,176,000 H Shares at its initial public offering in April 2000. The promoter sold 1,758,242,000 shares of the Company held by it. The share capital structure of the Company changed to comprising 175,824,176,000 ordinary shares, of which 158,241,758,000 shares, which represented approximately 90% of the Company's share capital, were held by the promoter of the Company, China National Petroleum Corporation; 17,582,418,000 shares, which represented 10% of the Company's share capital, were held by the H shares shareholders.

     The Company placed 3,516,482,000 H shares (including the sale by the promoter of the shares held by it, namely 287,712,182 NSSF shares and 31,968,000 additional H shares sold by the NSSF pursuant to the exercise in full of the managers' option) in September 2005. The share capital structure of the Company changed to comprising 179,020,977,818 ordinary shares, of which 157,922,077,818 common shares, which represented approximately 88.21% of the Company's share capital, were held by the promoter of the Company, China National Petroleum Corporation; 21,098,900,000 shares, which represented approximately 11.79% of the Company's share capital, were held by the H Shares shareholders.

     The Company issued 4,000,000,000 A Shares in October 2007. The share capital structure of the Company changed to 183,020,977,818 ordinary shares, of which 157,922,077,818 shares representing approximately 86.29% of the Company's share capital, are held by the promoter of the Company, China National Petroleum Corporation; 4,000,000,000 shares representing approximately 2.18% of the Company's share capital, are held by the holders of Domestic-Invested Shares; 21,098,900,000 shares representing approximately 11.53% of the Company's share capital, are held by the H Shares shareholders.

     Article 17. The Company's board of directors may take all necessary action for the issuance of Overseas- Listed Foreign-Invested Shares and Domestic-Invested Shares after proposals for issuance of the same have been approved by the securities authority of the State Council.

     The Company may implement its proposal to issue Overseas-Listed Foreign-Invested Shares and Domestic- Invested Shares pursuant to the preceding paragraph within fifteen (15) months from the date of approval by the securities authority of the State Council.

     Article 18. Where the total number of shares stated in the proposal for the issuance of shares include Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares, such shares should be fully subscribed for at their respective offerings. If the shares cannot be fully subscribed for all at once due to special circumstances, the shares may, subject to the approval of the securities authority of the State Council, be issued in separate branches.

     Article 19. The registered capital of the Company shall be RMB183,020,977,818; if the issued shares are redeemed or new shares are issued, the registered capital of the Company shall be adjusted accordingly, and put on file with the companies approving department authorised by the State Council and the securities regulatory authority of the State Council.

     Article 20. The Company may, based on its operating and development needs, authorise the increase of its capital pursuant to the Company's Articles of Association.

     The Company may increase its capital in the following ways:

     (1)  by public offering of shares;

     (2)  by non-public offering of shares;

     (3)  by allotting bonus shares to its existing shareholders;

     (4)  by converting common reserve fund into share capital;


                                      -I-6-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (5) by any other means which is stipulated by law and administrative regulation and approved by the securities regulatory authority under the State Council.

     After the Company's increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Company's Articles of Association, the issuance thereof should be made in accordance with the procedures set out in the relevant laws and administrative regulations.

     Article 21. Unless otherwise stipulated in the relevant laws or administrative regulations, shares in the Company shall be freely transferable and are not subject to any lien.

     Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares shall be purchased, sold, donated, inherited and charged on in accordance with the Chinese laws and the Company's Articles of Association. The transfer and transmission of the shares shall be registered in accordance with the relevant regulations.

     The Company may not accept its own shares as the subject matter of a pledge.

     The Company has the power to sell the shares of a shareholder who is untraceable, if

     (a) during a period of 12 years at least three times dividends in respect of the shares in question have become payable and no dividend during that period has been claimed; and

     (b) on expiry of the 12 years the issuer gives notice of its intention to sell the shares by way of an advertisement approved by the securities authority of the State Council, and notifies the securities authority of the State Council and other relevant domestic and overseas securities regulatory committee of such intention.

            CHAPTER 4: REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

     Article 22. According to the provisions of the Company's Articles of Association, the Company may reduce its registered capital.

     Article 23. The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

     The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within forty-five (45) days of the date of the announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

     The Company's registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

     Article 24. The Company may, in accordance with the procedures set out in the Company's Articles of Association and with the approval of the relevant governing authority of the State, repurchase its issued shares under the following circumstances:

     (1)  cancellation of shares for the purposes of reducing its capital;

     (2)  merging with another company that holds shares in the Company;

     (3)  granting the shares as an incentive to its employees;


                                      -I-7-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (4) a shareholder who objects to a resolution on the merger or division of the Company adopted at a shareholders' general meeting requests that the Company purchase that shareholder's shares;

     (5)  other circumstances permitted by laws and administrative regulations.

     Except for the above circumstances, the Company shall not trade in its own shares.

     Article 25. The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

     (1) by making a general offer for the repurchase of shares to all its shareholders on a pro rata basis;

     (2)  by repurchasing shares through public dealing on a stock exchange;

     (3) by repurchasing shares outside of the stock exchange by means of an off-market agreement;

     (4) any other methods which is accepted by the securities regulatory authority under the State Council.

     Article 26. The Company must obtain the prior approval of the shareholders in a general meeting (in the manner stipulated in the Company's Articles of Association) before it can repurchase shares outside of the stock exchange by means of an off-market agreement. The Company may, by obtaining the prior approval of the shareholders in a general meeting (in the same manner), release, vary or waive its rights under an agreement which has been so entered into.

     An agreement for the repurchase shares referred to in the preceding paragraph includes (without limitation) an agreement to become liable to repurchase shares or an agreement to have the right to repurchase shares.

     The Company may not assign an agreement for the repurchase of its shares or any right contained in such an agreement.

     Article 27. The repurchase by the Company of its own shares for a reason specified in Items (1) to (3) of Article 24 of the Company's Articles of Association shall be approved by a resolution of shareholders at a general meeting.

     If the Company repurchases its shares pursuant to Item (1) of Article 24, it shall cancel such shares within ten (10) days of the date of such repurchase. If the Company repurchases its shares pursuant to Item (2) or Item (4) of
Article 24, it shall transfer or cancel such shares within six (6) months.

     The number of the Company's shares repurchased by the Company pursuant to Item (3) of Article 24 shall not exceed five per cent (5%) of the total issued shares of the Company, and the funds used for such repurchase shall be paid out of the Company's after-tax profits. The shares so repurchased shall be transferred to employees within one (1) year.

     The aggregate par value of the cancelled shares shall be deducted from the Company's registered capital Provided that if the accounting treatment on repurchase of shares of the Company in accordance with applicable accounting principles and standards provides otherwise, such accounting treatment shall be adopted.

     Article 28. Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its issued shares:

     (1) where the Company repurchases shares at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a new issue of shares made for that purpose;


                                      -I-8-

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APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (2) where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value may be made out of the book surplus distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

          (i) if the shares being repurchased were issued at par value, payment shall be made out of the book surplus distributable profits of the Company;

          (ii) if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose, provided that the amount paid out of the proceeds of the new issue shall not exceed the aggregate amount of premiums received by the Company on the issue of the shares repurchased nor shall it exceed the book value of the Company's capital common reserve fund account (including the premiums on the new issue) at the time of the repurchase;

     (3) the Company shall make the following payments out of the Company's distributable profits:

          (i) payment for the acquisition of the right to repurchase its own shares;

          (ii) payment for variation of any contract for the repurchase of its shares;

          (iii) payment for the release of its obligation(s) under any contract for the repurchase of shares;

     (4) after the Company's registered capital has been reduced by the aggregate par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for payment of the par value of shares which have been repurchased shall be transferred to the Company's capital common reserve fund account.

            CHAPTER 5: FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES

     Article 29. The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or is proposing to acquire shares in the Company. This includes any person who directly or indirectly incurs any obligations as a result of the acquisition of shares in the Company (the "Obligor").

     The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to the Obligor for the purposes of reducing or discharging the obligations assumed by such person.

     This Article shall not apply to the circumstances specified in Article 31 of this Chapter.

     Article 30. For the purposes of this Chapter, "financial assistance" includes (without limitation) the following:

     (1)  gift;

     (2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the Obligor), compensation (other than compensation in respect of the Company's own default) or release or waiver of any rights;

     (3) provision of loan or any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party, or the change in parties to, or the assignment of rights under, such loan or agreement;


                                      -I-9-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (4) any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

     For the purposes of this Chapter, "assumption of obligations" includes the assumption of obligations by way of contract or by way of arrangement (irrespective of whether such contract or arrangement is enforceable or not and irrespective of whether such obligation is to be borne solely by the Obligor or jointly with other persons) or by any other means which results in a change in his financial position.

     Article 31. The following actions shall not be deemed to be activities prohibited by Article 29 of this Chapter:

     (1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of which is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of some larger purpose of the Company;

     (2)  the lawful distribution of the Company's assets by way of dividend;

     (3)  the allotment of bonus shares as dividends;

     (4) a reduction of registered capital, a repurchase of shares of the Company or a reorganisation of the share capital structure of the Company effected in accordance with the Company's Articles of Association;

     (5) the lending of money by the Company within its scope of business and in the ordinary course of its business, where the lending of money is part of the scope of business of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

     (6) contributions made by the Company to the employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits).

           CHAPTER 6: SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

     Article 32. Share certificates of the Company shall be in registered form.

     The share certificate of the Company shall, aside from matters required by the Company Law and the Special Regulations, also contain other matters required to be stated therein by the stock exchange(s) on which the Company's shares are listed.

     Article 33. Share certificates of the Company shall be signed by the Chairman of the Company's board of directors. Where the stock exchange(s) on which the Company's shares are listed require other senior officer(s) of the Company to sign on the share certificates, the share certificates shall also be signed by such senior officer(s). The share certificates shall take effect after being sealed or imprinted with the seal of the Company. The share certificate shall only be sealed with the Company's seal under the authorisation of the board of directors. The signatures of the Chairman of the board of directors or other senior officer(s) of the Company may be printed in mechanical form.

     Article 34. The Company shall keep a register of shareholders which shall contain the following particulars:

     (1) the name (title) and address (residence), the occupation or nature of each shareholder;

     (2)  the class and quantity of shares held by each shareholder;


                                     -I-10-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (3) the amount paid-up on or agreed to be paid-up on the shares held by each shareholder;

     (4) the share certificate number(s) of the shares held by each shareholder;

     (5) the date on which each person was entered in the register as a shareholder;

     (6)  the date on which any shareholder ceased to be a shareholder.

     Unless there is evidence to the contrary, the register of shareholders shall be sufficient evidence of the shareholders' shareholdings in the Company.

     Article 35. The Company may, in accordance with the mutual understanding and agreements made between the securities authority of the State Council and overseas securities regulatory organisations, maintain the register of shareholders of Overseas-Listed Foreign-Invested Shares overseas and appoint overseas agent(s) to manage such register of shareholders. The original register of shareholders for holders of H Shares shall be maintained in Hong Kong.

     A duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares shall be maintained at the Company's residence. The appointed overseas agent(s) shall ensure consistency between the original and the duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares at all times.

     If there is any inconsistency between the original and the duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares, the original shall prevail.

     Article 36. The Company shall have a complete register of shareholders which shall comprise the following parts:

     (1) the register of shareholders which is maintained at the Company's residence (other than those share registers which are described in sub-paragraphs (2) and (3) of this Article);

     (2) the register of shareholders in respect of the holders of Overseas-Listed Foreign-Invested Shares of the Company which is maintained in the same place as the overseas stock exchange on which the shares are listed; and

     (3) the register of shareholders which are maintained in such other place as the board of directors may consider necessary for the purposes of the listing of the Company's shares.

     Article 37. Different parts of the register of shareholders shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register.

     Amendments or rectification of the register of shareholders shall be made in accordance with the laws of the place where the register of shareholders is maintained.

     Article 38. All Overseas-Listed Foreign-Invested Shares shall be transferred by instrument in writing in any usual or common form or any other form which the directors may approve. The instrument of transfer of any share may be executed by hand without seal. If the shareholder is a recognised clearing house or its nominee defined by the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the share transfer form may be executed by hand or in mechanically-printed form.

     All Overseas-Listed Foreign-Invested Shares listed in Hong Kong which have been fully paid-up may be freely transferred in accordance with the Company's Articles of Association. However, unless such transfer


                                     -I-11-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

complies with the following requirements, the board of directors may refuse to recognise any instrument of transfer and would not need to provide any reason therefor:

     (1) a fee of HK$2.50 per instrument of transfer or such higher amount as the board of directors may from time to time require but not exceeding than the amount agreed from time to time by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited has been paid to the Company for registration of the instrument of transfer and other documents relating to or which will affect the right of ownership of the shares;

     (2) the instrument of transfer only relates to Foreign-Listed Foreign-Invested Shares listed in Hong Kong;

     (3) the stamp duty which is chargeable on the instrument of transfer has already been paid;

     (4) the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided;

     (5) if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4);

     (6)  the Company does not have any lien on the relevant shares.

     If the Company refuses to register any transfer of shares, the Company shall within two (2) months of formal application for the transfer provide the transferor and transferee with a notice of refusal to register such transfer.

     Article 39. No change may be made in the H Share register of shareholders as a result of a transfer of shares within thirty (30) days prior to the date of a shareholders' general meeting or within five (5) days before the record date for the Company's distribution of dividends. Changes in the A Share register of shareholders shall comply with applicable PRC laws and regulations.

     Article 40. When the Company convenes a shareholders' meeting, distributes dividends, is liquidated or undertakes any other acts which requires determination of rights attaching to shares in the Company, the board of directors or the convener of the shareholders' meeting shall decide on a date for the registration of rights attaching to shares in the Company. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such registration date.

     Article 41. Any person aggrieved and claiming to be entitled to have his name (title) entered in or removed from the register of shareholders may apply to a court of competent jurisdiction for rectification of the register.

     Article 42. Any person who is a registered shareholder or who requests his name be entered in the register of shareholders in respect of shares in the Company may, if his share certificate (the "original certificate") relating to the shares is lost, apply to the Company for a replacement share certificate in respect of such shares (the "Relevant Shares").

     Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 144 of the Company Law.

     Application by a holder of Overseas-Listed Foreign Shares, who has lost his share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.


                                     -I-12-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     The issue of a replacement share certificate to a holder of H Shares, who has lost his share certificate, shall comply with the following requirements:

     (1) The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration (i) stating the grounds upon which the application is made and the circumstances and evidence of the loss; and (ii) declaring that no other person is entitled to have his name entered in the register of shareholders in respect of the Relevant Shares.

     (2) The Company has not received any declaration made by any person other than the applicant declaring that his name shall be entered into the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

     (3) The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

     (4) The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the notice to be published and may publish the notice upon receipt of confirmation from such stock exchange that the notice has been exhibited in the premises of the stock exchange. Such notice shall be displayed in the premises of the stock exchange for a period of ninety (90) days.

          In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

     (5)  If, by the expiration of the 90-day period referred to in paragraphs
          (3) and (4) of this Article, the Company has not have received any objections from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his application.

     (6) Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

     (7) All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable security is provided by the applicant therefor.

     Article 43. Where the Company issues a replacement share certificate pursuant to the Company's Articles of Association and a bona fide purchaser acquires or becomes the registered owner of such shares, his name (title) shall not be removed from the register of shareholders.

     Article 44. The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original share certificate or the issuance of the replacement share certificate unless the claimant is able to prove that the Company has acted in a deceitful manner.

     Article 45. Shares held by the promoter of the Company may not be transferred within one (1) year of the date of incorporation of the Company. Shares issued by the Company prior to the public offering of its shares may not be transferred within one (1) year of the date of listing of its shares on a stock exchange.

     The directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers of the Company shall declare to the Company the shares in the Company held by him/her and any change thereof, and during his/her term of office may not in each year transfer more than twenty-five per cent (25%) of the shares in the Company held by him/her. The shares held by the aforementioned person may not be


                                     -I-13-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

transferred within one (1) year of the date of listing of the Company's shares. The aforementioned person may not transfer the shares in the Company held by him/her within six (6) months after he/she leaves office, except for changes in his/her shares as a result of judicial enforcement, succession, bequest, or legal partition of property.

     Where a director, supervisor, president, senior vice president, vice president, chief financial officer and other senior officer of the Company holds not more than one thousand (1,000) shares of the Company, he/she may transfer all of the shares at a time and shall not be subject to the limitation on transfer percentage specified in the preceding paragraph.

     Article 46. If a director, supervisor, president, senior vice president, vice president, chief financial officer and other senior officer of the Company, or the shareholder of Domestic-Invested Shares who holds more than five per cent (5%) of the shares of the Company, sells his shares in the Company within six
(6) months of acquiring the same, or buys within six (6) months of selling his shares in the Company, the gains arisen therefrom shall belong to the Company and the board of directors of the Company shall recover such gains from him/her/it and make timely disclosure of the relevant circumstances. However, a securities company that acquires more than five per cent (5%) of the shares in the Company as a result of its underwriting commitment to purchase unsold shares shall not be subject to the six (6) month time limit when selling such shares.

     If the board of directors of the Company fails to act in accordance with the preceding paragraph, shareholders shall have the right to demand that the board of directors act accordingly within thirty (30) days. If the board of directors of the Company fails to act within the said time period, shareholders shall have the right, in the interests of the Company, to directly initiate proceedings in the court in their own name.

     If the board of directors of the Company fails to act in accordance with the first paragraph of this Article, the responsible directors shall be jointly liable according to law.

                 CHAPTER 7: SHAREHOLDERS' RIGHTS AND OBLIGATIONS

     Article 47. A shareholder of the Company is a person who lawfully holds shares in the Company and whose name (title) is entered in the register of shareholders.

     A shareholder shall enjoy rights and assume obligations according to the class and amount of shares held by him; shareholders who hold shares of the same class shall enjoy the same rights and assume the same obligations.

     In the case of the joint shareholders, if one of the joint shareholders is deceased, only the other existing shareholders of the joint shareholders shall be deemed as the persons who have the ownership of the relevant shares. But the board of directors has the power to require them to provide a certificate of death as necessary for the purpose of modifying the register of shareholders, or any of the joint shareholders of the shares, only the joint shareholders ranking first in the register of shareholders have the right to accept certificates of the relevant shares, receive notices of the Company, attend and vote at shareholders' general meetings of the Company. Any notice which is delivered to the shareholder shall be considered as all the joint shareholders of the relevant shares who have been delivered.

     Article 48. The ordinary shareholders of the Company shall enjoy the following rights:

     (1) the right to receive dividends and other distributions in proportion to the number of shares held;

     (2) the right to request, convene, preside over, attend or appoint a proxy to attend shareholders' general meetings and to vote thereat in accordance with laws;

     (3) the right of supervisory management over the Company's business operations and the right to present proposals or to raise queries;


                                     -I-14-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (4) the right to transfer, donate or pledge shares in accordance with laws, administrative regulations and provisions of the Company's Articles of Association;

     (5) the right to obtain relevant information in accordance with the provisions of the Company's Articles of Association, including:

          (i) the right to obtain a copy of the Company's Articles of Association, subject to payment of costs;

          (ii) the right to inspect and copy, subject to payment of a reasonable fee:

               (a)  all parts of the register of shareholders;

               (b) personal particulars of each of the Company's directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers, including:

                    (aa) present and former name and alias;

                    (bb) principal address (place of residence);

                    (cc) nationality;

                    (dd) primary and all other part-time occupations and duties;

                    (ee) identification documents and the numbers thereof;

               (c)  financial report;

               (d)  report on the status of the Company's share capital;

               (e) reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

               (f)  special resolutions passed at the shareholders meeting;

               (g) a copy of the latest annual return filed with the Administration for Industry and Commence or other competent PRC authority;

               (h)  minutes of shareholders' general meetings;

               (i) counterfoil of corporate bonds, resolutions of the meetings of the board of directors and resolutions of the meetings of the supervisory committee;

     (6) in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

     (7) the right to request the Company to purchase the shares held by that shareholder if such shareholder objects to a resolution of the shareholders' general meeting on the merger or division of the Company;

     (8) other rights conferred by laws, administrative regulations and the Company's Articles of Association.

     The Company shall make available the above mentioned documents at its Hong Kong representative office for inspection by the shareholders and in respect of the documents mentioned in sub-section (5)(ii)(a),(c)-(g) above, by the public.


                                     -I-15-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 49. A shareholder requesting for inspection of information or access to materials referred to in the preceding Article shall produce to the Company written documents evidencing the class and number of shares that the shareholder holds. The Company shall provide such information and materials as requested by the shareholder after confirming the identity of the shareholder.

     Article 50. If the content of a resolution of a shareholders' general meeting or the board of directors violates any laws or administrative regulations, a shareholder has the right to file a petition with the court to invalidate the resolution.

     If the procedure for convening or the method of voting at a shareholders' general meeting or a meeting of the board of directors violates any laws, administrative regulations or the Company's Articles of Association, or if the contents of a resolution breaches the Company's Articles of Association, a shareholder may file a petition with the court to revoke the resolution within sixty (60) days from the date on which the resolution was passed.

     Article 51. If a director, president, senior vice president, vice president, chief financial officer or any other senior officer has violated any laws, administrative regulations or the Company's Articles of Association in the course of performing his or her duties to the Company, and thereby caused the Company to incur a loss, a shareholder or shareholders who individually or jointly hold more than one per cent (1%) of the Company's shares for more than one hundred and eighty (180) consecutive days may request in writing the supervisory committee to initiate proceedings in the court. If the supervisory committee has violated the laws, administrative regulations or the Articles of Association in the course of performing its duties to the Company, and thereby caused the Company to incur a loss, shareholder(s) may request in writing the board of directors to initiate proceedings in the court in respect thereof.

     If the supervisory committee or the board of directors refuse to initiate proceedings after receipt of a written request from the shareholder(s) as mentioned in the preceding paragraph, or fails to initiate proceedings within thirty (30) days of the date of receipt of the request, or under urgent circumstances where failure to promptly would cause possibly irreparable harm to the Company's interests, the shareholders mentioned in the preceding paragraph are entitled to directly initiate proceedings in the court in their own name in the interests of the Company.

     If any third party infringes the lawful rights of the Company and has caused a loss to the Company, the shareholders mentioned in the first paragraph of this Article may initiate proceedings in the court according to the provisions of the two preceding paragraphs.

     Article 52. If a director, president, senior vice president, vice president, chief financial officer and other senior officer violate laws, administrative regulations or the Company's Articles of Association and prejudices the interests of the shareholders of the Company, the shareholders may initiate proceedings in the court in respect thereof.

     Article 53. The ordinary shareholders of the Company shall assume the following obligations:

     (1)  to comply with the Company's Articles of Association;

     (2) to pay subscription monies according to the number of shares subscribed and the method of subscription;

     (3) not to withdraw his share capital unless required by laws or administrative regulations;

     (4) not to abuse their shareholders' rights to harm the Company's or other shareholders' interests; not to abuse the Company's legal person status or his limited liability as a shareholder to harm the interests of the Company's creditors. If a shareholder abuses its shareholder rights and causes a loss to the Company or other shareholders, he shall be held liable for damages in accordance with the law. If a shareholder abuses the Company's legal person status or his limited liability as a shareholder to evade and repudiate debts, thereby seriously harming the interests of the Company's creditors, he shall bear joint and several liability for the debts of the Company;


                                     -I-16-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (5) other obligations imposed by laws, administrative regulations and the Company's Articles of Association.

     Shareholders shall not bear any liability for further contribution to share capital other than the conditions agreed to by the subscribers of the relevant shares on subscription.

     Article 54. In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange on which the Company's shares are listed, a controlling shareholder (as such term is defined in the following Article) shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the Company:

     (1) to relieve a director or supervisor of his duty to act honestly in the best interests of the Company;

     (2) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the Company's assets in any way, including (without limitation) opportunities which are beneficial to the Company;

     (3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights (save in a company restructuring which has been approved by the shareholders in a general meeting in accordance with the Company's Articles of Association).

     Article 55. For the purpose of the foregoing Article, a "controlling shareholder" means a person who satisfies any one of the following conditions:

     (1) a person who, acting alone or in concert with others, has the power to elect more than half of the board of directors;

     (2) a person who, acting alone or in concert with others, has the power to exercise or to control the exercise of 30 % or more of the voting rights in the Company;

     (3) a person who, acting alone or in concert with others, holds 30 % or more of the issued and outstanding shares of the Company;

     (4) a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

     Article 56. Any shareholder who holds more than five per cent (5%) of the voting Domestic-Invested Shares of the Company pledges the shares he holds shall report in writing to the Company on the date on which the pledge happens. Any pledge of H Shares shall be made in accordance with applicable Hong Kong laws, stock exchange rules and other relevant regulations.

     Article 57. The controlling shareholder and the de facto controller of the Company shall not take advantage of his affiliated relationship to harm the interests of the Company, and shall be held liable for damages if he causes a loss to the Company in violation of the preceding provisions.

     The controlling shareholder and the de facto controller of the Company shall bear the fiduciary duty to the Company and the shareholders who hold the shares issued to the public. The controlling shareholder shall exercise his rights as an investor strictly according to laws. It shall not harm the lawful rights of the Company and the shareholders of shares issued to the public by way of profit distribution, assets restructuring, investment in any third party, engrossing funds, loan security or any other ways. The controlling shareholder shall not harm the interests of the Company or the shareholders of shares issued to the public by taking advantage of his controlling status.


                                     -I-17-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

                    CHAPTER 8: SHAREHOLDERS' GENERAL MEETINGS

     Article 58. The shareholders' general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

     Article 59. The shareholders' general meeting shall have the following functions and powers:

     (1)  to decide on the Company's operational policies and investment plans;

     (2) to elect and replace directors and to decide on matters relating to the remuneration of directors;

     (3) to elect and replace supervisors who represent the shareholders and to decide on matters relating to the remuneration of supervisors;

     (4)  to examine and approve the board of directors' reports;

     (5)  to examine and approve the supervisory committee's reports;

     (6) to examine and approve the Company's proposed annual financial budget and final accounts;

     (7) to examine and approve the Company's annual profit distribution plans and loss recovery plans;

     (8) to decide on the increase or reduction of the Company's registered capital;

     (9) to decide on matters such as merger, division, dissolution, liquidation of the Company, or changes in the form of the Company;

     (10) to decide on the issue of debentures by the Company;

     (11) to decide on the appointment, dismissal or non-reappointment of the accountants of the Company;

     (12) to amend the Company's Articles of Association;

     (13) to consider motions raised by shareholders who represent three per cent (3%) or more of the total number of voting shares of the Company;

     (14) to examine and approve the security-related matters that are subject to the approval of shareholders in general meetings according to laws, administrative regulations or the Company's Articles of Association;

     (15) to examine the matters of purchase and/or sale by the Company within one year of significant assets exceeding thirty per cent (30%) of the latest audited total assets of the Company;

     (16) to examine and approve the change of the use of the raised funds;

     (17) to examine stock incentive plans;

     (18) to decide on other matters which, according to laws, administrative regulations or the Company's Articles of Association, need to be approved by shareholders in general meetings.

     The shareholders in a general meeting may authorise the board of directors to carry out matters on their behalf or which they may sub-delegate to the board of directors. Such authorization shall be clear and specific. An ordinary resolution of the shareholders' general meeting must be passed by affirmative votes representing at least fifty per cent (50%) of the voting rights represented by the shareholders (including shareholders' proxies)


                                     -I-18-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

present at the meeting. A special resolution of shareholders' general meeting must be passed by affirmative votes representing at least two-thirds of the voting rights represented by the shareholders (including shareholders' proxies) present at the meeting.

     Article 60. The Company's following activities of providing security for a third party shall be examined and approved by the shareholders' general meeting.

     (1) Any security provided after the total amount secured by the Company and its controlled subsidiaries for third parties reaches or exceeds fifty per cent (50%) of the latest audited net assets of the Company;

     (2) Any security provided after the total amount secured by the Company for third parties reaches or exceeds thirty per cent (30%) of the latest audited total assets of the Company;

     (3) Any security provided for the beneficiary whose debt to asset ratio exceeds seventy per cent (70%);

     (4) Any secured amount of one single security which exceeds ten per cent (10%) of the latest audited net assets;

     (5) Any security provided for a shareholder, de facto controller and their affiliated parties.

     Article 61. The Company shall not, without the prior approval of shareholders' special resolutions in a general meeting, enter into any contract with any person (other than a director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer) whereby the Company delegates such person to the management and administration of the whole or any substantial part of the Company's business.

     Article 62. Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year. The shareholders' general meetings shall be held at a meeting place in the form of on site meeting. The Company may use the network or any other means for its shareholders to conveniently participate in the shareholders' general meetings. The shareholders that participate the shareholders' general meeting by any aforesaid means shall be regarded as having attended the meeting.

     The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

     (1) where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company's Articles of Association;

     (2) where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

     (3) where shareholder(s) who individually or jointly holds 10 % or more of the Company's issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

     (4) whenever the board of directors deems necessary or the supervisory committee so requests;

     (5) other circumstances specified in laws, administrative regulations, departmental regulations or the Company's Articles of Association.

     Article 63. When the Company convenes a shareholders' general meeting, written notice of the meeting shall be given forty-five (45) days before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder


                                     -I-19-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting twenty (20) days before the date of the meeting.

     Article 64. When the Company convenes a shareholders' annual general meeting, shareholder(s) holding 3% or more of the total voting shares of the Company shall have the right to propose interim motions in writing to the convener ten (10) days prior to the date of such meeting. Within two (2) days upon receipt thereof the convener shall issue a supplemental notice of the shareholders' general meeting to announce the content of such interim motions.

     The content of the motions mentioned in the preceding paragraph shall fall within the functions and powers of the shareholders' general meeting, shall contain clear subjects for discussion and specific matters to be resolved and shall comply with relevant provisions of the laws, administrative regulations and the Company's Articles of Association.

     Article 65. The Company shall, based on the written replies which it receives from the shareholders twenty (20) days before the date of the shareholders' general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; if not, then the Company shall, within five (5) days, notify the shareholders by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after publication of such announcement.

     A shareholders' extraordinary general meeting shall not decide on any matter not stated in the notice for the meeting.

     Article 66. A notice of a meeting of the shareholders of the Company shall satisfy the following criteria:

     (1)  be in writing;

     (2) specify the methods of conversion, place, date and time of the meeting;

     (3)  state the matters to be discussed at the meeting;

     (4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganise its share capital or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

     (5) contain a disclosure of the nature and extent of the material interests (if any) of any director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer in the proposed transaction and explain the effect which the proposed transaction will have on them in their capacity as shareholders provided that it is different from the effect on other shareholders of the same class;

     (6) contain the full text of any special resolution to be proposed at the meeting;

     (7) contain a conspicuous statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one (1) or more proxies to attend and vote at such meeting on his behalf and that a proxy need not be a shareholder;

     (8) specify the time and place for lodging proxy forms for the relevant meeting;

     (9) the registration date for the shareholders entitled to attend the meeting;


                                     -I-20-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (10) name and telephone number of the standing contact person of the meeting.

     Article 67. Notice of shareholders' general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meetings), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meetings may also be issued by way of public announcement.

     The public announcement referred to in the preceding paragraph shall be published in media designated by the securities authority of the State Council within the interval of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, the holders of Domestic-Invested Shares shall be deemed to have received the notice of the relevant shareholders' general meeting. Such public announcement shall be published in Chinese and English in accordance with Article 198.

     Article 68. The accidental omission to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive such notice shall not invalidate the meeting and the resolutions adopted thereat.

     Article 69. Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more persons (whether such person is a shareholder or not) as his proxies to attend and vote on his behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from that shareholder:

     (1)  the shareholders' right to speak at the meeting;

     (2)  the right to demand or join in demanding a poll;

     (3) the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

     If the shareholder is a recognised clearing house defined by the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), such shareholder is entitled to appoint one or more persons as his proxies to attend on his behalf at a general meeting or at any class meeting; but, if one or more persons have such authority, the letter of authorization shall contain the number and class of the shares with respect to each of such authorised persons. Such person can exercise the right on behalf of the recognised clearing house (or its attorney) as if he is an individual shareholder of the Company.

     Article 70. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. The letter of authorization shall contain the number of the shares to be represented by the attorney. If several persons are authorised as the attorneys of the shareholder, the letter of authorization shall specify the number of the shares to be represented by each attorney.

     Article 71. The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority shall be deposited at the residence of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy proposes to vote or the time appointed for the passing of the resolution.

     If the appointor is a legal person, its legal representative or such person as is authorised by resolution of its board of directors or other governing body may attend any meeting of shareholders of the Company as a representative of the appointor.


                                     -I-21-

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APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 72. Any form issued to a shareholder by the Company's board of directors for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote in favour of or against the motions, such instructions being given in respect of each individual matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, the proxy may vote as he thinks fit.

     The Company has the right to request a proxy who attends a shareholders' meeting to provide evidence of his or its identity.

     If a shareholder which is a legal person appoints its legal representative to attend a meeting on its behalf, the Company has the right to request such legal representative to produce evidence of his identity and a notarially certified copy of the resolutions of such shareholder's board of directors in respect of the appointment of the proxy or the power of attorney executed by such other organisation which has the capacity to appoint the proxy.

     Article 73. A vote given in accordance with the terms of a proxy shall be valid notwithstanding the death or loss of capacity of the appointor or revocation of the proxy or the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that the Company did not receive any written notice in respect of such matters before the commencement of the relevant meeting.

     Article 74. Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

     An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

     A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

     Article 75. A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Each share shall have one (1) vote.

     No voting rights shall be attached to the Company's shares held by the Company, and such shares shall be excluded for the purpose of calculating the total number of voting shares held by the shareholders present at the shareholders' general meeting.

     Where any shareholder, under the listing rules, is required to abstain from voting on any particular resolution or restricted to vote only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

     Article 76. At any shareholders' general meeting, a resolution shall be decided on a show of hands unless voting by way of a poll is required under the listing rules or demanded by the following persons before or after any vote by a show of hands:

     (1)  the chairman of the meeting;

     (2) at least two (2) shareholders present in person or by proxy entitled to vote thereat;

     (3) one (1) or more shareholders present in person or by proxy who represent(s), individually or in aggregate, 10 % or more of all shares carrying the right to vote at the meeting.

     Unless voting by way of a poll is required under the listing rules or demanded by the persons, the chairman may declare that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence of the number or proportion of votes in favour of or against such resolution.

     The demand for a poll may be withdrawn by the person who demands the same.


                                     -I-22-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 77. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

     Article 78. On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast all his votes in the same way.

     Article 79. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be have a casting vote.

     Article 80. The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

     (1)  work reports of the board of directors and the supervisory committee;

     (2) annual profit distribution plans and loss recovery plans formulated by the board of directors;

     (3) appointment or removal of members of the board of directors and members of the supervisory committee, their remuneration and manner of payment;

     (4) annual budgets and final accounts, balance sheets and profit and loss accounts and other financial statements of the Company;

     (5) matters other than those which are required by the laws, administrative regulations or the Company's Articles of Association to be adopted by special resolution.

     Article 81. The following matters shall be resolved by a special resolution at a shareholders' general meeting:

     (1) increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

     (2)  issue of debentures of the Company;

     (3)  division, merger, dissolution and liquidation of the Company;

     (4)  amendment of the Company's Articles of Association;

     (5) acquisition or disposal of major assets in one year or provision of securities for third parties which exceeds thirty per cent (30%) of the latest audited total assets of the Company;

     (6)  stock incentive plans;

     (7) any other matters considered by the shareholders in general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution in accordance with the laws, administrative regulations and the Company's Articles of Association.


                                     -I-23-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 82. Where any shareholders request for the convention of an extraordinary general meeting or a class meeting the following procedures shall be followed:

     Shareholders who individually or in aggregate hold not less than ten per cent (10%) of the Company's shares with voting right shall have the right to request in writing the board of directors to convene an extraordinary general meeting or a class meeting. The board of directors shall, according to the laws, administrative regulations and the Company's Articles of Association, give written feedback of consenting to or refusing the convening of such extraordinary shareholders' general meeting within ten (10) days after it has received the request.

     If the board of directors consents to convene an extraordinary general meeting or a class meeting, it shall give notice for such shareholders' general meeting within 5 days after it has so resolved. The consent of the concerned shareholders shall be obtained if any change is to be made to the request in the notice.

     If the board of directors refuses to convene an extraordinary general meeting or a class meeting, or it fails to give any feedback within ten (10) days after it has received the request, the shareholders who individually or in aggregate hold more than ten per cent (10%) of the Company's shares shall have the right to request in writing the supervisory committee to convene the extraordinary shareholders' general meeting.

     If the supervisory committee consents to convene the extraordinary shareholders' general meeting or the class meeting, it shall give the notice for such shareholders' general meeting within five (5) days after it has received the request. The consent of the concerned shareholders shall be obtained if any change is to be made to the request in the notice.

     If the supervisory committee fails to give notice of convening the shareholders' general meeting within the provided time limit, the supervisory committee shall be deemed to have failed to convene and preside the shareholders' general meeting, and the shareholders who individually or in aggregate hold not less than ten per cent (10%) of the Company's shares for more than ninety (90) days continuously may at their own discretion convene and preside such a meeting.

     Any reasonable expenses incurred by the shareholders concerned by reason of failure by the board of directors to duly convene a meeting shall be repaid to shareholders concerned by the Company and any sum so repaid shall be set-off against sums owed by the Company to the defaulting directors.

     Article 83. The chairman of the board of directors shall preside over the shareholders' general meetings. When the chairman is unable or fails to perform his duties, the vice-chairman shall preside over the meetings. When the vice-chairman is unable or fails to perform his duties, the director jointly selected by a majority of the directors shall preside over the meeting.

     The chairman of the supervisory committee shall preside over the shareholders' general meeting convened by the supervisory committee. When the chairman of the supervisory committee is unable or fails to perform his duties, the supervisor jointly selected by a majority of the supervisors shall preside over the meeting.

     The shareholders' general meeting convened by shareholders shall be presided over by the representative selected by the convener.

     If the shareholders' general meeting can not proceed due to violation of the rules of procedures by the chairman during the meeting, another person selected by the majority of the shareholders with voting rights and present at the meeting may preside over the meeting, and then the meeting shall proceed.

     Article 84. The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book.


                                     -I-24-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 85. If the chairman of the meeting has any doubt as to the result of a resolution which has been put to vote at a shareholders' meeting, he may have the votes counted. If the chairman of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairman of the meeting shall have the votes counted immediately.

     Article 86. If votes are counted at a shareholders' general meeting, the result of the count shall be recorded in the minute book.

     The meeting minutes shall be in the charge of the secretary to the board of directors. The chairman of the meeting, the directors, supervisors, secretary to the board of directors, conveners or their representatives shall sign on the meeting minutes. The minutes, shareholders' attendance lists and proxy forms shall be kept at the Company's place of residence for at least ten (10) years.

     Article 87. The minutes, shareholders' attendance lists and proxy forms shall be kept at the Company's place of residence.

     Article 88. Copies of the minutes of any shareholders' meeting shall, during business hours of the Company, be open for inspection by any shareholder without charge. If a shareholder requests for a copy of such minutes from the Company, the Company shall send a copy of such minutes to him within seven (7) days after receipt of reasonable fees therefor.

     Article 89. The resolution of shareholders' general meeting shall be announced timely. The announcement shall set forth the following: the number of shareholders and proxies present at the meeting, the total number of voting shares held by attending shareholders (and proxies) and its proportion to the total voting shares of the Company, voting methods, voting outcome of each motion and the details of each resolution adopted.

     Article 90. If a motion is not passed or a resolution adopted at the previous shareholders' general meetings is changed at the current shareholders' general meeting, a specific explanation shall be made in the announcement of the resolution of the shareholders' general meeting.

       CHAPTER 9: SPECIAL PROCEDURES FOR VOTING BY A CLASS OF SHAREHOLDERS

     Article 91. Those shareholders who hold different classes of shares are class shareholders.

     Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Company's Articles of Association.

     Article 92. Rights conferred on any class of shareholders ("class rights") may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by the class shareholders affected at a separate meeting conducted in accordance with Articles 93 to 97.

     Article 93. The following circumstances shall be deemed to be variation or abrogation of the rights attaching to a particular class of shares:

     (1) to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting right or right to dividends or privileges equal or superior to those of shares of that class;

     (2) to exchange all or part of the shares of that class for shares of another class or to exchange or to create a right to exchange all or part of the shares of another class for shares of that class;


                                     -I-25-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

     (4) to reduce or remove preferential rights attached to shares of that class to receive dividends or the distribution of assets in the event that the Company is liquidated;

     (5) to add, remove or reduce share conversion rights, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of that class;

     (6) to remove or reduce rights to receive payment payable by the Company in particular currencies attached to shares of that class;

     (7) to create a new class of shares having voting right, right to dividends or other privileges equal or superior to those of the shares of that class;

     (8) to restrict the transfer or ownership of shares of that class or to increase the types of restrictions attaching thereto;

     (9) to allot and issue rights to subscribe for, or to convert the existing shares into, shares in the Company of that class or another class;

     (10) to increase the rights or privileges of shares of another class;

     (11) to restructure the Company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders;

     (12) to vary or abrogate any provision of this Chapter.

     Article 94. Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders' general meetings, have the right to vote at class meetings in respect of matters concerning sub- paragraphs (2) to
(8), (11) and (12) of Article 93, but interested shareholder(s) shall not be entitled to vote at such class meetings.

     "(An) interested shareholder(s)", as such term is used in the preceding paragraph, means:

     (1) in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 25, a "controlling shareholder" within the meaning of Article 55;

     (2) in the case of a repurchase of shares by an off-market agreement pursuant to Article 25, a holder of the shares to which the proposed agreement relates;

     (3) in the case of a restructuring of the Company, a shareholder who assumes a lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the other shareholders of that class.

     Article 95. Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 94, are entitled to vote thereat.

     Article 96. Written notice of a class meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders forty-five (45) days before the date of the class meeting. Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company twenty (20) days before the date of the class meeting.


                                     -I-26-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     If the shareholders who intend to attend such class meeting represent more than half of the total number of shares of that class which have the right to vote at such meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days give the shareholders further notice of the matters to be considered, the date and the place of the class meeting by way of public announcement. The Company may then hold the class meeting after such public announcement has been made.

     Article 97. Notice of class meetings need only be served on shareholders entitled to vote thereat.

     Class meetings shall be conducted in a manner which is as similar as possible to that of shareholders' general meetings. The provisions of the Company's Articles of Association relating to the manner for convening shareholders' general meetings are also applicable to class meetings.

     Article 98. Apart from the holders of other classes of shares, the holders of the Domestic-Invested Shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be holders of different classes of shares.

     The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

     (1) where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve (12) months, not more than 20% of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares; or

     (2) where the Company's plan to issue Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities authority of the State Council.

                         CHAPTER 10: BOARD OF DIRECTORS

     Article 99. The Company shall have a board of directors. The board of directors shall consist of eleven (11) to fifteen (15) directors. The board of directors shall have one (1) Chairman and one (1) to two (2) Vice-chairman. At least one third of the board directors should be independent (non-executive) directors which should include at least one (1) accounting professional.

     Article 100. Directors shall be elected at the shareholders' general meeting each for a term of not more than three (3) years. At the expiry of a director's term, the term is renewable upon re-election.

     The period for lodgement of notices in writing to the Company of the intention to propose a person for election as a director and of such person's consent to be elected shall be at least seven (7) days and which shall commence no earlier than the day after the despatch of the notice of the shareholders' general meeting to be convened to consider such election and shall end no later than seven (7) days prior to the date of such general meeting.

     The Chairman and the Vice-chairman shall be elected and removed by more than one-half of all of the members of the board of directors.

     The term of service of a director shall commence from the date on which he takes his position to the expiration of the session of the board of directors he serves. If no re-election is timely carried out upon the expiration of a director's term of service, the incumbent director shall perform his duties as director in accordance with laws, administrative regulations, department rules and the Company's Articles of Association until a substitute director is elected and takes his position.

     President, senior vice presidents, vice presidents, chief financial officer or other senior officers may concurrently serve as a director, provided that the aggregate number of such directors shall not exceed one half of all the directors of the Company.


                                     -I-27-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Subject to compliance with all relevant laws and administrative regulations, the shareholders' general meeting may by ordinary resolution remove any director before the expiration of his term of office. However, the director's right to claim for damages which arises out from his removal shall not be affected thereby.

     The Directors shall not be required to hold qualifying shares.

     Article 101. The board of directors is accountable to the shareholders' general meeting and exercises the following functions and powers:

     (1) to be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders in general meetings;

     (2) to implement the resolutions passed by the shareholders in general meetings;

     (3)  to determine the Company's business plans and investment proposals;

     (4) to formulate the Company's annual final financial budgets and final accounts;

     (5) to formulate the Company's profit distribution proposal and loss recovery proposal;

     (6) to formulate proposals for the increase or reduction of the Company's registered capital and for the issuance of the Company's debentures or other securities as well as listing of shares of the Company;

     (7) to draw up plans for the acquisition of the Company's stocks, merger, division , dissolution as well as change of corporate forms of the Company;

     (8)  to decide on the Company's internal management structure;

     (9) to appoint or remove the Company's president and to appoint or remove the senior vice presidents, vice presidents, financial controller(s) and other senior officers and to decide on their remuneration;

     (10) to formulate the Company's basic management system;

     (11) to formulate proposals for any amendment of the Company's Articles of Association;

     (12) to manage the disclosure of information of the Company;

     (13) to exercise any other powers conferred by the shareholders in general meetings.

     Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (11) of this Article which shall be passed by the affirmative votes of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative votes of a simple majority of the directors.

     Article 102. In the absence of relevant provisions in the Company's Articles of Association or without the legitimate authorization of the board of directors, a director shall not act personally on behalf of the Company or the board of directors. When a director is acting personally and a third party may reasonably deem that he is acting on behalf of the Company or the board of directors, the director shall clarify his position and status in advance.

     Article 103. The board of directors shall not, without the prior approval of shareholders in a general meeting, dispose or agree to dispose of any fixed assets of the Company where the aggregate of the expected value of the proposed disposition and the total amount of all the dispositions of fixed assets of the Company that


                                     -I-28-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

have been completed in the period of four (4) months immediately preceding the proposed disposition, exceeds thirty-three per cent. (33%) of the value of the Company's fixed assets as shown in the latest balance sheet which was tabled at a shareholders' general meeting.

     For the purposes of this Article, "disposition" includes an act involving the transfer of an interest in assets but does not include the usage of fixed assets for the provision of security.

     The validity of a disposition by the Company shall not be affected by any breach of the first paragraph of this Article.

     Article 104. Unless otherwise provided by applicable laws, regulations and/or relevant listing rules, the board of directors shall have the authority to decide on investment or acquisition projects not exceeding twenty- five per cent (25%) of the latest audited total assets of the Company.

     Article 105. The Chairman of the board of directors shall exercise the following powers:

     (1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

     (2) to check on the implementation of resolutions passed by the board of directors at directors' meetings;

     (3)  to sign the securities certificates issued by the Company;

     (4)  to exercise other powers conferred by the board of directors.

     When the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice-chairman who has been designated by the Chairman to exercise such powers on his behalf.

     Article 106. Meetings of the board of directors shall be held at least four times every year and shall be convened by the Chairman of the board of directors. Where there is an urgent matter, an extraordinary meeting of the board of directors may be held if it is so requested by more than one-third of the directors, the Chairman of the board of directors, shareholders representing ten per cent (10%) or more of the voting rights, the supervisory committee or the Company's president.

     Article 107. Notice of meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by electronic means, by express delivery service or by registered mail. The time limit for the delivery of notice of meetings and extraordinary meetings of the board of directors shall be at least fourteen (14) days and ten (10) days respectively before the meetings. Where the circumstance is urgent and it is necessary to hold an extraordinary meeting of the board of directors as soon as possible, the notice on the meeting can be circulated at any time by phone or any other verbal means, but the convener shall make explanations at the meeting.

     A notice for a meeting of the board of directors shall set out the followings:

     (1)  time and venue of the meeting;

     (2)  duration of the meeting;

     (3)  reasons and agenda;

     (4)  the delivery date of the notice.

     Article 108. Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.


                                     -I-29-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 109. Any regular or extraordinary meeting of the board of directors may be held by way of telephone conferencing or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other. All such directors shall be deemed to be present in person at the meeting.

     Article 110. Meetings of the board of directors shall be held only if more than half of the directors (including any alternate director appointed pursuant to Article 111 of the Company's Articles of Association) are present.

     Each director shall have one (1) vote. Unless otherwise provided for in the Company's Articles of Association, a resolution of the board of directors must be passed by more than half of all of the directors of the Company. A resolution of the board of directors relating to connected transactions shall be signed by independent (non-executive) directors before coming into effect.

     Where there is an equality of votes cast both for and against a resolution, the Chairman of the board of directors shall have a casting vote.

     A director shall not vote on any board resolution in which he or any of his associates or a substantial shareholder has a material interest nor shall he be counted in the quorum present at the same board meeting. The relevant transaction shall be dealt with by way of a board meeting and not by way of circulation of written meeting materials. If an independent non-executive director (and whose associates) has no material interests in the transaction, he should be present at such board meeting.

     In this Article, "substantial shareholder" and "associate" shall have the same meaning as defined in the listing rules. If any stock exchange where the shares of the Company are listed sets out more stringent rules in relation to the matters in relation to which any director should abstain from voting, the directors should comply with the more stringent rules.

     Article 111. Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the scope of the authorisation.

     A Director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting.

     Article 112. In respect of any matter which needs to be determined by the board of directors at an extraordinary meeting of the board of directors and where the board of directors has already sent out written notice of matters to be decided at such meeting and the number of directors who have signified their consent thereto reaches the amount set out in Article 110, a valid resolution shall be deemed to be passed and there is no need to hold a board of directors' meeting.

     Article 113. The board of directors shall keep minutes of resolutions passed at meetings of the board of directors. The minutes shall be signed by the directors present at the meeting and the person who recorded the minutes. The directors shall be liable for the resolutions of the board of directors. If a resolution of the board of directors violates the laws, administrative regulations or the Company's Articles of Association and the Company suffers serious losses as a result thereof, the directors who participated in the passing of such resolution are liable to compensate the Company therefor. However, if it can be proven that a director expressly objected to the resolution when the resolution was voted on, and that such objection was recorded in the minutes of the meeting, such director may be released from such liability.

     Article 114. A director may resign from his position prior to the expiration of his term of service. The resigning director shall submit a written resignation report to the board of directors and the board of directors shall disclose the information in connection thereof within two (2) days.


                                     -I-30-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     If the number of the members of the board of directors falls below the statutory minimum due to the resignation of a director, the incumbent directors shall perform their duties as director in accordance with laws, administrative regulations, department rules and the Company's Articles of Association until a substitute director is elected and takes his position.

     Except for the circumstance mentioned in the preceding paragraph, a director's resignation shall take effect upon the delivery of the resignation report with the board of directors.

                 CHAPTER 11: SECRETARY OF THE BOARD OF DIRECTORS

     Article 115. The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company.

     Article 116. The secretary of the Company's board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors. His primary responsibilities are to as follows:

     (1) to organise board meetings and general meetings of the Company, and to ensure that the Company has complete organisation documents and records;

     (2) to ensure that minutes of the meetings of the board of directors shall be circulated to all directors for their signature and records within 14 days after the board meeting is held and be achieved and made available for inspection;

     (3) to ensure that the Company prepares and delivers, in accordance with laws, those reports and documents required by competent authorities entitled thereto;

     (4) to ensure that the Company's registers of shareholders are properly maintained, and that persons entitled to receive the Company's records and documents are furnished therewith without delay.

     Article 117. A director or other senior officer of the Company may also act as the secretary of the board of directors. Any accountant from the accountancy firm which has been appointed by the Company to act as its auditors shall not act as the secretary of the board of directors.

     Where the office of secretary is held concurrently by a director, and an act is required to be done by a director and a secretary separately, the person who holds the office of director and secretary may not perform the act in a dual capacity.

                              CHAPTER 12: PRESIDENT

     Article 118. The Company shall have president, senior vice presidents, vice presidents and chief financial officer. The president proposed by the Chairman of the board of directors shall be appointed or dismissed by the board of directors. Senior vice presidents, vice presidents and chief financial officer proposed by the president shall be appointed or dismissed by the board of the directors. A member of the board of directors may act concurrently as the president, senior vice presidents, vice presidents, chief financial officer or other senior officers.

     Article 119. The president shall be accountable to the board of directors and shall exercise the following functions and powers:

     (1) to be in charge of the Company's production, operation and management and to organise the implementation of the resolutions of the board of directors;

     (2) to organise the implementation of the Company's annual business plan and investment proposal;


                                     -I-31-

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APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (3) to draft plans for the establishment of the Company's internal management structure;

     (4)  to draft the Company's basic management system;

     (5)  to formulate concrete rules and regulations for the Company;

     (6) to propose the appointment or dismissal by the board of directors of the Company's senior vice presidents, vice presidents, chief financial officer and other senior officers;

     (7) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

     (8) other powers conferred by the Company's Articles of Association and the board of directors.

     Article 120. The president shall attend meetings of the board of directors. The president, who is not a director, does not have any voting rights at board meetings.

     Article 121. The president, senior vice presidents, vice presidents and financial controller, when performing their functions and powers, shall act honestly and diligently and in accordance with laws, administrative regulations and the Company's Articles of Association.

                        CHAPTER 13: SUPERVISORY COMMITTEE

     Article 122. The Company shall have a supervisory committee.

     Article 123. The supervisory committee shall compose of nine (9) supervisors. One of the members of the supervisory committee shall act as the chairman. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election and re-appointment.

     The election or removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

     The chairman shall serve for a term of three (3) years, which is renewable upon re-election and re-appointment.

     If the number of members of the supervisory committee falls below the quorum due to a failure to timely elect a supervisor upon expiration of a supervisor's term of service or due to the resignation of a supervisor during his term of service, the incumbent supervisors shall continue to perform his duties as supervisor in accordance with laws, administrative regulations and the Company's Articles of Association until the newly elected substitute supervisor takes his position.

     Article 124. The supervisory committee shall comprise supervisors who shall represent the shareholders and who shall be elected or removed by the shareholders in general meetings, and supervisors representing not less than one-third of the total number of supervisors who shall represent the employees of the Company and who shall be elected or removed democratically thereby.

     Article 125. The directors, president, senior vice presidents, vice presidents, chief financial officer shall not act concurrently as supervisor.

     Article 126. 1 The supervisory committee shall convene at least one meeting every six (6) months. The supervisors may propose to convene an extraordinary meeting of the supervisory board.

     Meetings of the supervisory committee shall be convened by the chairman of the supervisory committee. If the chairman is unable or fails to perform his duties, a supervisor jointly selected by a majority of the supervisors shall convene and preside over the meetings.


                                     -I-32-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 127. The supervisory committee shall be accountable to the shareholders' general meeting and shall exercise the following functions and powers in accordance with laws:

     (1) to review the Company's periodical reports prepared by the board of directors and issue written opinions;

     (2)  to review the Company's financial position;

     (3) to supervise the execution of official duties by the directors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers; for any of them that acts in contravention of any laws, administrative regulations, the Company's Articles of Association or the resolutions of the shareholders' meetings, to propose to remove the person(s) concerned;

     (4) to demand any director, president, senior vice president, vice president, chief financial officer or any other senior officer who acts in a manner which is harmful to the Company's interest to rectify such behaviour;

     (5) to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders' general meetings and to retain, in the Company's name, publicly certified and practising accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

     (6) to propose to convene a shareholders' extraordinary general meeting and to convene and preside over the shareholders' meeting when the board of directors fails to perform the duties of convening and presiding over the shareholders' meeting;

     (7)  to give proposals to the shareholders' meeting;

     (8) to represent the Company in negotiations with directors or in bringing actions against a director, president, senior vice president, vice president, chief financial officer or senior officer according to
          Article 152 of the Company Law;

     (9) to conduct an investigation in the event of discovering any irregularities in the Company's operations;

     (10) other functions and powers specified in the Company's Articles of Association.

     Supervisors shall attend meetings of the board of directors.

     Article 128. Meetings of the supervisory committee shall be held only if half or more supervisors are present. Resolutions of the supervisory committee shall be passed by the affirmative votes of more than two-thirds of all supervisors.

     Article 129. All reasonable fees incurred in respect of the employment of professionals (such as, lawyers, certified public accountants or practising auditors) which are required by the supervisory committee in the exercise of its functions and powers shall be borne by the Company.

     Article 130. A supervisor shall carry out his duties honestly and faithfully in accordance with laws, administrative regulations and the Company's Articles of Association.


                                     -I-33-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

           CHAPTER 14: THE QUALIFICATIONS AND DUTIES OF THE DIRECTORS,
                 SUPERVISORS, PRESIDENT, SENIOR VICE PRESIDENTS,
               VICE PRESIDENTS, CHIEF FINANCIAL OFFICER AND OTHER
                         SENIOR OFFICERS OF THE COMPANY

     Article 131. A person may not serve as a director, supervisor, president, senior vice president, vice president, chief financial officer or any other senior officer of the Company if any of the following circumstances applies:

     (1) a person who does not have or who has limited capacity for civil conduct;

     (2) a person who has been sentenced for corruption, bribery, infringement of property, misappropriation of property or other crimes which destroy the social economic order, where less than five (5) years have lapsed since the sentence was served, or a person who has been deprived of his political rights and not more than five (5) years have lapsed since the sentence was served;

     (3) a person who is a former director or factory manager of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

     (4) a person who is a former legal representative of a company or enterprise the business licence of which was revoked due to violation of law and who is personally liable therefor, where less than three
          (3) years have elapsed since the date of the revocation of the business licence;

     (5) a person who has a relatively large amount of debts which have become overdue;

     (6) a person who is currently under investigation by judicial organs for violation of criminal law;

     (7) a person who, according to laws and administrative regulations, cannot act as a leader of an enterprise;

     (8)  a person other than a natural person;

     (9) a person who has been convicted by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, where less than five (5) years have lapsed from the date of such conviction;

     (10) a person who has been prohibited by the China Securities Regulatory Commission of access to the securities market and such penalty has not expired.

     Article 132. The validity of an act carried out by a director, president, senior vice president, vice president, chief financial officer or other senior officer of the Company on its behalf shall, as against a bona fide third party, shall not be affected by any irregularity in his office, election or any defect in his qualification.

     Article 133. In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company's directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers owes the following duties to each shareholder when exercising the functions and powers of the Company entrusted to him:

     (1) not to cause the Company to exceed the scope of business stipulated in its business licence;

     (2)  to act honestly and in the best interests of the Company;


                                     -I-34-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (3) not to expropriate the Company's property in any way, including (without limitation) usurpation of opportunities which benefit the Company;

     (4) not to expropriate the individual rights of shareholders, including (without limitation) rights to distribution and voting rights except for the restructuring of the Company which has been submitted to the shareholders for approval in accordance with the Company's Articles of Association.

     Article 134. Each of the Company's directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

     Article 135. Each of the Company's directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers shall exercise his powers or perform his duties in accordance with the fiduciary principle; and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation) discharging the following obligations:

     (1)  to act honestly in the best interests of the Company;

     (2)  to act within the scope of his powers and not to exceed such powers;

     (3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to delegate the exercise of his discretion;

     (4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

     (5) unless otherwise provided for in the Company's Articles of Association or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

     (6) not to use the Company's property for his own benefit, without the informed consent of the shareholders given in a general meeting;

     (7) not to exploit his position to accept bribes or other illegal income or expropriate the Company's property in any way, including (without limitation) opportunities which benefit the Company;

     (8) not to accept commissions in connection with the Company's transactions, without the informed consent of the shareholders given in a general meeting;

     (9) to comply with the Company's Articles of Association, to perform his official duties faithfully, to protect the Company's interests and not to exploit his position and power in the Company to advance his own interests;

     (10) not to compete with the Company in any way, save with the informed consent of the shareholders given in a general meeting;

     (11) not to misappropriate the Company's funds or lend such funds to any other person, not to use the Company's assets to set up deposit accounts in his own name or in the any other name or use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;


                                     -I-35-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (12) not to release any confidential information which he has obtained during his term of office, without the informed consent of the shareholders in a general meeting; nor shall he use such information other than for the Company's benefit, save that disclosure of such information to the court or other governmental authorities is permitted if:

          (i)  disclosure is made under compulsion of law;

          (ii) public interests so warrant;

          (iii) the interests of the relevant director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer so require;

     (13) to strictly comply with the relevant laws and regulations and the relevant rules of the stock exchanges on which the shares of the Company are listed in respect of dealing with the securities of the Company.

     Article 136. Each director, supervisor, president, senior vice president, vice president, chief financial officer and other senior officer of the Company shall not direct the following persons or institutions ("associates") to act in a manner which he is prohibited from so acting:

     (1) the spouse or minor child of the director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer;

     (2) the trustee of the director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer or of any person described in sub-paragraph (1) above;

     (3) the partner of the director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer or any person referred to in sub-paragraphs (1) and (2) of this Article;

     (4) a company in which the director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer, whether alone or jointly with the persons referred to in sub-paragraphs (l), (2) and (3) of this Article or other directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers, has de facto controlling interest;

     (5) the directors, supervisors, president, senior vice presidents, vice presidents and other senior officers of a company which is being controlled in the manner set out in sub-paragraph (4) above.

     Article 137. The fiduciary duties of the directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers of the Company do not necessarily cease with the termination of their tenure. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their tenure. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant director, supervisor, president, senior vice president, vice president and the senior officer on one hand and the Company on the other hand was terminated.

     Article 138. Subject to Article 54, a director, supervisor, president, senior vice president, vice president, chief financial officer and other senior officer of the Company may be relieved from liabilities for specific breaches of his duty with the informed consent of the shareholders given at a general meeting.

     Article 139. Where a director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction, arrangement or proposed contract, transaction or arrangement with the Company (other


                                     -I-36-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors.

     Unless the interested director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the interested director, supervisor, president, senior vice president, vice president or other senior officer is not counted as part of the quorum and refrains from voting, a contract, transaction or arrangement in which that director, supervisor, president, vice president or other senior officer is materially interested is voidable at the discretion of the Company except as against a bona fide party thereto who does not have notice of the breach of duty by the interested director, supervisor, president, vice president, chief financial officer or other senior officer.

     For the purposes of this Article, a director, supervisor, president, senior vice president, vice president chief financial officer or other senior officer of the Company is deemed to be interested in a contract, transaction or arrangement in which his associate is interested.

     Article 140. Where a director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer of the Company gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient declaration of his interests, so far as the content stated in such notice is concerned, provided that such notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

     Article 141. The Company shall not pay taxes for a director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer in any manner.

     Article 142. The Company shall not directly or indirectly make a loan to or provide any security for a director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer of the Company or of the Company's holding company or any of their respective associates.

     The foregoing prohibition shall not apply to the following circumstances:

     (1) the provision by the Company of a loan to or a security for its subsidiary;

     (2) the provision by the Company of a loan or a security or any other funds available to any of its directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in a general meeting;

     (3) if the ordinary business scope of the Company includes lending of money and providing security, the Company may make a loan to or provide a security to any of the relevant directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers or their respective associates on normal commercial terms.

     Article 143. Any person who receives funds from a loan which has been made by the Company acting in breach of the preceding Article shall, irrespective of the terms of the loan, forthwith repay such funds.


                                     -I-37-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 144. A security for the repayment of a loan which has been provided by the Company acting in breach of Article 142(1) shall not be enforceable against the Company, save in respect of the following circumstances:

     (1) the security was provided in connection with a loan which was made to an associate of any of the directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers of the Company or of the Company's holding company and the lender of such funds did not know of the relevant circumstances when providing the loan; or

     (2) the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

     Article 145. For the purposes of the foregoing provisions of this Chapter, a "security" includes an undertaking or property provided to secure the obligor's performance of his obligations.

     Article 146. In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, president, senior vice president, vice president, chief financial officer and other senior officer of the Company breaches the duties which he owes to the Company, the Company has a right:

     (1) to demand such director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer to compensate it for losses sustained by the Company as a result of such breach;

     (2) to rescind any contract or transaction which has been entered into between the Company and such director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer, or between the Company and a third party (where such third party knows or should have known that such director, supervisor, president, senior vice president, vice president or other senior officer representing the Company has breached his duties owed to the Company);

     (3) to demand such director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer to account for profits made as result of the breach of his duties;

     (4) to recover any monies which should have been received by the Company and which were received by such director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer instead, including (without limitation) commissions; and

     (5) to demand repayment of interest earned or which may have been earned by such director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer on monies that should have been paid to the Company.

     Article 147. The Company may purchase liability insurance for directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers.

     Article 148. The Company shall, with the prior approval of shareholders in a general meeting, enter into a contract in writing with a director or supervisor wherein his emoluments are stipulated. The aforesaid emoluments include:

     (1) emoluments in respect of his service as director, supervisor or senior officer of the Company;

     (2) emoluments in respect of his service as director, supervisor or senior officer of any subsidiary of the Company;


                                     -I-38-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (3) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries;

     (4) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

     No proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the matters mentioned in this Article except pursuant to the contract mentioned above.

     Article 149. The contract concerning the emoluments between the Company and its directors and supervisors should provide that in the event that the Company is acquired, the Company's directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of this paragraph, the acquisition of the Company includes any of the following:

     (1)  an offer made by any person to all the shareholders;

     (2) an offer made by any person with a view to making the offeror become a "controlling shareholder" within the meaning of Article 55.

     If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

                  CHAPTER 15: FINANCIAL AND ACCOUNTING SYSTEMS
                             AND PROFIT DISTRIBUTION

     Article 150. The Company shall establish its financial and accounting systems in accordance with laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

     Article 151. At the end of each fiscal year, the Company shall prepare a financial report which shall be examined and verified in a manner prescribed by law.

     Article 152. The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and regulatory documents promulgated by competent local governments and the governmental authorities in charge require the Company to prepare.

     Article 153. The Company's financial reports shall be made available for shareholders' inspection at the Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

     The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares the aforesaid reports together with the report of the board of directors not later than twenty-one (21) days before the date of every annual general meeting according to Article 198.

     Article 154. The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. In distributing its after-tax profits, the lower of the two amounts shown in the financial statements shall be adopted.


                                     -I-39-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 155. Any interim results or financial information published or disclosed by the Company must be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the place overseas where the Company's shares are listed.

     Article 156. The Company shall publish its financial reports four (4) times every fiscal year. The Company shall submit an annual financial and accounting report to the securities regulatory authority under the State Council and stock exchange within four (4) months after the end of each fiscal year, submit an interim financial and accounting report to the securities regulatory authority under the State Council and the stock exchange within two (2) months after the end of the first six (6) months of each fiscal year and submit a quarterly financial and accounting report to the securities regulatory authority under the State Council and stock exchange within one (1) month after the end of the first three (3) and the first nine (9) months of each fiscal year respectively.

     Article 157. The Company shall not keep any other accounts other than those required by law.

     Article 158. When the Company distributes its after-tax profits for a given year, they shall allocate ten per cent (10%) of profits to its statutory common reserve. The Company shall no longer be required to make allocations to its statutory common reserve once the aggregate amount of such reserve exceeds fifty per cent (50%) of its registered capital.

     If the Company's statutory common reserve is insufficient to make up its losses of the previous years, such losses shall be made up from the profit for the current year the Company makes allocations to the statutory common reserve pursuant to the preceding paragraph.

     The Company may, if so resolved by the shareholders' meeting, make allocations to the discretionary common reserve from after-tax profits after making allocations to the statutory common reserve from the after-tax profits.

     The Company's after-tax profits remaining after it has made up its losses and made allocations to its common reserve shall be distributed in proportion to the shareholdings of its shareholders.

     If the shareholders' meeting violates the preceding paragraph by distributing profits to shareholders before the Company has made up its losses and made allocations to the statutory common reserve, the profits distributed in violation of regulations must be returned to the Company by the shareholders.

     The shares held by the Company shall not be entitled to profit distribution.

     Article 159. Capital common reserve fund includes the following items:

     (1)  premium on shares issued at a premium price;

     (2) any other income designated for the capital common reserve fund prescribed by the finance regulatory department of the State Council.

     The capital common reserve may not be used to make up the losses of the Company.

     Article 160. The common reserve fund of the Company shall be applied for the following purposes:

     (1)  to make up losses;

     (2)  to expand the Company's production and operation;


                                     -I-40-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (3) to be converted into capital. The Company may convert its common reserve fund into capital with the approval of shareholders in a general meeting. When such conversion takes place, the Company shall either distribute new shares in proportion to the existing shareholding percentages, or increase the par value of each share, provided, however, that when the statutory common reserve fund is converted to capital, the balance of the statutory common reserve fund may not fall below 25 % of the registered capital.

     Article 161. Dividend shall be paid twice a year. The annual dividends of the Company shall be decided by the shareholders by way of an ordinary resolution. The shareholders may by way of an ordinary resolution authorise the board of directors to decide the interim dividends.

     Article 162. The Company may distribute dividends in the form of:

     (1)  cash;

     (2)  shares;

     (3)  other forms permitted by law or regulation.

     If the shareholders' general meeting passes motions in connection with dividend distribution, allotment of bonus shares, or conversion of capital common reserve into equity shares, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders' general meeting. If any shareholder has not claimed his dividends six years after such dividends has been declared, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period.

     Article 163. The Company shall calculate, declare and pay dividends and other amounts which are payable to holders of Domestic-Invested Shares in Renminbi. The Company shall calculate and declare dividends and other payments which are payable to holders of Overseas-Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in the local currency of the place in which such Overseas-Listed Foreign-Invested Shares are listed (if such shares are listed in more than one place, then the currency of the principal place on which such shares are listed as determined by the board of directors).

     Article 164. The Company shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average closing rate for the relevant foreign currency announced by the People's Bank of China during the week prior to the announcement of payment of dividend and other amounts.

     Article 165. The Company shall appoint receiving agents for holders of the Overseas-Listed Foreign- Invested Shares. Such receiving agents shall receive dividends which have been declared by the Company and all other amounts which the Company should pay to holders of Overseas-Listed Foreign-Invested Shares on such shareholders' behalf.

     The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the place where the Company's shares are listed or the relevant regulations of the stock exchange.

     The receiving agent appointed for holders of Overseas-Listed
Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

                       CHAPTER 16: APPOINTMENT OF AUDITORS

     Article 166. The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company's annual report and review the Company's other financial reports.


                                     -I-41-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     The first auditor of the Company may be appointed before the first annual general meeting of the Company at the inaugural meeting. Auditor so appointed shall hold office until the conclusion of the first annual general meeting.

     If the inaugural meeting does not exercise the powers under the preceding paragraph, those powers shall be exercised by the board of directors.

     Article 167. The auditors appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which they were appointed until the conclusion of the next annual general meeting of shareholders.

     Article 168. The auditors appointed by the Company shall enjoy the following rights:

     (1) a right to review to the books, records and vouchers of the Company at any time, the right to require the directors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers of the Company to supply relevant information and make explanations;

     (2) a right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the discharge of its duties;

     (3) a right to attend shareholders' general meetings and to receive all notices of, and other communications relating to, any shareholders' general meeting which any shareholder is entitled to receive, and to speak at any shareholders' general meeting in relation to matters concerning its role as the Company's accountancy firm.

     Article 169. If there is a vacancy in the position of auditor of the Company, the board of directors may appoint an accountancy firm to fill such vacancy before the convening of the shareholders' general meeting. Any other accountancy firm which has been appointed by the Company may continue to act during the period during which a vacancy arises.

     Article 170. The shareholders in a general meeting may by ordinary resolution remove the Company's auditors before the expiration of its term of office, irrespective of the provisions in the contract between the Company and the Company's auditors. However, the accountancy firm's right to claim for damages which arise from its removal shall not be affected thereby.

     Article 171. The remuneration of an accountancy firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in a general meeting. The remuneration of an accountancy firm appointed by the board of directors shall be determined by the board of directors.

     Article 172. The Company's appointment, removal or non-reappointment of an accountancy firm shall be resolved by the shareholders in a general meeting. Such resolution shall be filed with the securities authority of the State Council.

     Where a resolution at a general meeting of shareholders is passed to appoint as auditor a person other than an incumbent auditor, to fill a casual vacancy in the office of auditor, to reappoint as auditor a retiring auditor who was appointed by the board of directors to fill a casual vacancy or to remove an auditor before the expiration of his term of office, the following provisions shall apply:

     (1) A copy of the appointment or removal proposal shall be sent (before notice of meeting is given to the shareholders) to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post in the relevant fiscal year (leaving includes leaving by removal, resignation and retirement).


                                     -I-42-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     (2) If the auditor leaving its post makes representations in writing and requests the Company to give the shareholders notice of such representations, the Company shall (unless the representations have been received too late) take the following measures:

          (a) in any notice regarding the adoption of resolutions given to shareholders, state the fact of the representations having been made; and

          (b) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Company's Articles of Association.

     (3) If the Company fails to send out the auditor's representations in the manner set out in sub-paragraph (2) above, such auditor may (in addition to his right to be heard) require that the representations be read out at the meeting.

     (4) An auditor which is leaving its post shall be entitled to attend the following shareholders' general meetings:

          (a) the general meeting at which its term of office would otherwise have expired;

          (b) the general meeting at which it is proposed to fill the vacancy caused by its removal; and

          (c) the general meeting which convened as a result of its resignation,

     and to receive all notices of, and other communications relating to, any such meeting, and to speak at any such meeting which it attends the matters that concern it as former auditor of the Company.

     Article 173. Prior notice should be given to the accountancy firm if the Company decides to remove such accountancy firm or not to renew the appointment thereof. Such accountancy firm shall be entitled to make representations at the shareholders' general meeting. Where the accountancy firm resigns from its position as the Company's auditor, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

     An accountancy firm may resign its office by depositing at the Company's legal address a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

     (1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

     (2)  a statement of any such circumstances.

     Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding sub-paragraph (2), a copy of such statement shall be placed at the Company for shareholders' inspection. The Company should also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign Shares at the address registered in the register of shareholders.

     Where the auditor's notice of resignation contains a statement in respect of the above, it may require the board of directors to convene a shareholders' extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.


                                     -I-43-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

                              CHAPTER 17: INSURANCE

     Article 174. The various types of insurance of the Company's insurance shall be decided at a meeting of the board of directors in accordance with the relevant insurance law in China.

               CHAPTER 18: LABOUR AND PERSONNEL MANAGEMENT SYSTEMS

     Article 175. The Company may at its discretion employ and dismiss employees based on the business development needs of the Company and in accordance with the requirements of the laws and administrative regulations of the State.

     Article 176. The Company may formulate its labour and payroll systems and payment methods in accordance with the relevant laws and regulations of the State, the Company's Articles of Association and the economical benefits of the Company.

     Article 177. The Company shall endeavour to improve its employee benefits and to continually improve the working environment and living standards of its employees.

     Article 178. The Company shall provide medical, retirement and unemployment insurance for its employees and put in place a labour insurance system, in accordance with the relevant laws and regulations of the State.

                            CHAPTER 19: TRADE UNIONS

     Article 179. The Company's employees may form trade unions, carry on trade union activities and protect their legal rights. The Company shall provide the necessary conditions for such activities.

                 CHAPTER 20: MERGER AND DIVISION OF THE COMPANY

     Article 180. In the event of the merger or division of the Company, a plan shall be presented by the Company's board of directors and shall be approved in accordance with the procedures stipulated in the Company's Articles of Association. The Company shall then go through the relevant approval process. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan to acquire his shareholding at a fair price. The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company.

     Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares. The recipient's address should be based on the information contained in the register of shareholders.

     Article 181. The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

     In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days commencing from the date of the Company's merger resolution and shall publish a public notice in a newspaper within thirty (30) days commencing from the date of the Company's merger resolution. Creditors may, within a period of thirty (30) days commencing from the date of receipt of the written notification, or within a period of forty-five (45) days commencing from the date of the announcement for those who do not receive written notification, claim full repayment or require the provision of a corresponding security from the Company.

     At the time of merger, rights and indebtedness of each of the merged parties shall be assumed by the company which survives the merger or the newly established company.


                                     -I-44-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 182. Where there is a division of the Company, its assets shall be divided up accordingly.

     In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days commencing from the date of the Company's division resolution and shall publish a public notice in a newspaper within thirty (30) days commencing from the date of the Company's division resolution.

     The liability for the debts before the Company is divided shall be borne by the companies surviving the division, unless the Company and its creditors have entered into a written agreement on payment of debts prior to the division and the agreement stipules otherwise.

     Article 183. The Company shall, in accordance with law, apply for change in its registration with the companies registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, the Company shall apply for registration thereof in accordance with law.

                     CHAPTER 21: DISSOLUTION AND LIQUIDATION

     Article 184. The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

     (1) a resolution for dissolution is passed by shareholders at a general meeting;

     (2)  dissolution is necessary due to a merger or division of the Company;

     (3) its business licence has been revoked, or it is ordered to close down or is dissolved according to law; or

     (4) where there are serious difficulties in the operation and management of the Company and the continual existence would cause major losses to the interests of the shareholders, and the matter cannot be resolved through other means, shareholders representing 10% or more of the voting rights of the Company may petition to the court for dissolution of the Company.

     Article 185. A liquidation committee shall be set up so as to commence the liquidation procedures within fifteen (15) days of the Company being dissolved pursuant to sub-paragraph (1), (3) and (4) of the preceding Article. The liquidation committee shall be composed of directors or of the persons determined by the shareholders' general meeting. If the Company fails to establish liquidation committee to carry out the liquidation within the time limit, its creditors may make an application to the court for its designation of relevant persons to form a liquidation committee to carry out the liquidation.

     Article 186. Where the board of directors proposes to liquidate the Company for any reason other than the Company's declaration of its own insolvency, the board shall include a statement in its notice convening a shareholders' general meeting stating that, after making full inquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

     Upon the passing of the resolution by the shareholders in a general meeting for the liquidation of the Company, all functions and powers of the board of directors shall cease.

     The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders' general meeting on completion of the liquidation.


                                     -I-45-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 187. The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement in a newspaper.

     A creditor shall, within thirty (30) days of receipt of the notice, or for creditors who have not personally received such notice, within forty-five (45) days of the date of the public announcement, report its rights to the liquidation committee. When reporting his rights, the creditor shall provide an explanation of matters which are relevant thereto and shall provide evidential material in respect thereof. The liquidation committee shall register the creditor's rights.

     Article 188. During the liquidation period, the liquidation committee shall exercise the following functions and powers:

     (1) to sort out the Company's assets and prepare a balance sheet and an inventory of assets respectively;

     (2)  to notify the creditors or to publish public announcements;

     (3)  to dispose of and liquidate any unfinished businesses of the Company;

     (4) to pay all outstanding taxes as well as taxes arising in the course of liquidation;

     (5)  to settle claims and debts;

     (6) to deal with the surplus assets remaining after the Company's debts have been repaid;

     (7)  to represent the Company in any civil proceedings.

     Article 189. After it has sorted out the Company's assets and has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders' general meeting or to the relevant governmental authority for confirmation.

     The company's assets shall be distributed in accordance with the sequence stipulated by law and regulation. If there is no applicable law, such distribution shall be carried out in accordance with a fair and reasonable procedure determined by the liquidation committee.

     Any surplus assets of the Company remaining after its debts have been repaid in accordance with the provisions of the preceding paragraph shall be distributed to its shareholders according to the class of shares and the proportion of shares held.

     During the liquidation period, the Company shall not commence any new business activities.

     Article 190. For a liquidation arising from the Company's dissolution, if after liquidating the Company's assets and preparing a balance sheet and an inventory of assets, the liquidation committee discovers that the Company's assets are insufficient to repay the Company's debts in full, the liquidation committee shall immediately apply to the court for a declaration of insolvency.

     After the Company is declared insolvent by a ruling of the court, the liquidation committee shall transfer all matters arising from the liquidation to the court.

     Article 191. Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders' general meeting or the relevant governmental authority for confirmation.


                                     -I-46-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     The liquidation committee shall, within thirty (30) days after such confirmation, submit the documents referred to in the preceding paragraph to the companies registration authority, apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

     Article 192. Members of a liquidation committee shall be faithful in the discharge of their duties and perform the liquidation obligations according to law. Members of a liquidation committee may not abuse their authority to accept bribes or other illegal income and may not seize the Company's property.

     If members of a liquidation committee wilfully or through gross negligence cause loss to the Company or its creditors, they shall be liable for compensation.

             CHAPTER 22: PROCEDURES FOR AMENDMENT OF THE COMPANY'S
                            ARTICLES OF ASSOCIATION

     Article 193. The Company may amend its Articles of Association in accordance with the requirements of laws, administrative regulations and the Company's Articles of Association.

     Article 194. The Company's Articles of Association shall be amended in the following manner:

     (1) The board of directors shall propose amendments to the Company's Article of Association;

     (2) The foregoing proposal shall be furnished to the shareholders in writing and a shareholders' meeting shall be convened;

     (3) The amendments shall be approved by votes representing more than two-thirds of the voting rights represented by the shareholders present at the meeting.

     Article 195. Amendment of the Company's Articles of Association which involves the content of the Mandatory Provisions of Overseas-Listed Companies' Articles of Association (signed by the Securities Committee of the State Council and the Economic Reform Committee of the State on 27 August 1994) ("Mandatory Provisions") shall become effective upon receipt of approvals from the securities authority of the State Council and the companies approving department authorised by the State Council. If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law.

                         CHAPTER 23: DISPUTE RESOLUTION

     Article 196. The Company shall abide by the following principles for dispute resolution:

     (1) Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign-Invested Shares and the Company's directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer or other senior officers; or holders of the Overseas-Listed Foreign-Invested Shares and holders of Domestic-Invested Shares, in respect of any rights or obligations arising from the Company's Articles of Association, the Company Law or any other relevant laws and administrative regulations concerning the affairs of the Company, such disputes or claims shall be referred by the relevant parties to arbitration.

          Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company, the Company's shareholders, directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer or other senior officers of the Company, comply with the arbitration.


                                     -I-47-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

          Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

     (2) A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its arbitration rules or the Hong Kong International Arbitration Centre in accordance with its securities arbitration rules. Once a claimant refers a dispute or claim to arbitration, the other party must proceed with the arbitral body elected by the claimant.

          If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for the proceedings to take place in Shenzhen in accordance with the securities arbitration rules of the Hong Kong International Arbitration Centre.

     (3) If any disputes or claims of rights are settled by way of arbitration in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

     (4) The award of the arbitral body shall be final and conclusive and binding on all parties.

                               CHAPTER 24: NOTICE

     Article 197. Unless otherwise provided, the Company shall, where it is making a public announcement in the prescribed or approved manner, issue or deliver any notice or announcement in at least one (1) media which has been designated by the securities authority of the State Council, and, where possible, to publish such notice or announcement on the same day in the forms required, from time to time, by overseas regulatory authorities where the Company's shares are listed.

     Article 198. Unless otherwise provided in the Company's Articles of Association, corporate communication (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) e.g. notices, information or written statements issued by the Company to holders of Overseas-Listed Foreign-Invested Shares, if delivered by hard copy, shall be delivered in person to the registered address of each of such shareholders, or sent by mail to each of such shareholders.

     Any corporate communication may be served by the Company to any holders of Overseas-Listed Foreign- Invested Shares by electronic means, including publishing any ready-to-publish electronic copy of documents that can be submitted through HKEx-EPS to the Hong Kong Stock Exchange for publication on its website, and, as well as submission of the Company's annual report (including audited financial statements) or other information in electronic forms to U.S. Securities and Exchange Commission (the "SEC"). The Company shall simultaneously publish the same information on its website.

     Holders of the Company's Overseas-Listed Foreign-Invested Shares may choose in writing to receive the corporate communication that the Company must send to shareholders either by post or using electronic means, and also choose to receive the English language version only or the Chinese language version only or both the English and Chinese language versions. They shall have the right at any time by reasonable prior written notice served on the Company to change their choices as to the manner of receiving the same and the language in accordance with applicable procedures.

     Notices to be issued to holders of Domestic-Invested Shares shall have to be released in any one or more media appointed by the securities authority of the State Council. All holders of Domestic-Invested Shares shall be deemed to have received such notices once they are published.

     Article 199. All notices which are to be sent by mail shall be clearly addressed, postage pre-paid, and shall be put in envelopes before being posted by mail. Such letters of notice shall be deemed to have been received by shareholders five (5) days after the date of despatch.


                                     -I-48-

APPENDIX I                                            ARTICLES OF ASSOCIATION OF
                                                      PETROCHINA COMPANY LIMITED

     Article 200. Any notice, document, information or written statement from the shareholders or directors to the Company shall be delivered personally or sent by registered mail to the legal address of the Company.

     Article 201. Shareholders or directors of the Company who want to prove that certain notices, documents, information or written statements have been sent to the Company shall provide evidential materials showing that such notices, documents, information or written statements have been sent to the Company by normal methods within a designated time period, and that the mailing address is correct and the postage is fully paid.

                            CHAPTER 25: SUPPLEMENTARY

     Article 202. In the Company's Articles of Association, references to "accountancy firm" shall have the same meaning as "auditor".

     In the Company's Articles of Association, references to "listing rules", if not stated otherwise, shall mean the Rules of Shanghai Stock Exchange for the Listing of Shares and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited collectively.

     Article 203. The Company's Articles of Association are written in Chinese and English. Both text shall be equally valid. If there is any discrepancy between the two versions, the Chinese version shall prevail.

     Article 204. The right to interpret the Company's Articles of Association shall vest with the board of director of the Company.


                                     -I-49-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

                                   APPENDIX II

                           PETROCHINA COMPANY LIMITED

                PROCEDURAL RULES OF SHAREHOLDERS' GENERAL MEETING

      (to be adopted at the 2007 annual general meeting of the company on
                  15 May 2008 by way of ordinary resolutions)


                                     -II-1-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

                          CHAPTER 1 GENERAL PROVISIONS

RULE 1

     In order to rationalise acts of the Company, ensure that the shareholders legally exercise the shareholders' rights through shareholders' general meetings, these Procedural Rules are formulated in accordance with the provisions of the Company Law of PRC ("Company Law"), Prerequisite Clauses of the Articles of Association of Companies Seeking a Listing Outside the PRC, Standards for the Governance of Listed Companies, Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas, rules and regulations of the security regulatory authority and listing rules in places where the Company is listed, and the Articles of Association of ("Company's Articles of Association") of PetroChina Company Limited.

RULE 2

     The Company shall convene shareholders' general meetings in strict compliance with the relevant requirements of the laws and regulations in places where the Company is listed, the Company's Articles of Association and these Procedural Rules, and shall ensure that shareholders can exercise their rights according to laws. The board of directors shall duly perform its duties, and shall organise shareholders' general meetings in a serious and timely manner. All the directors of the Company shall exercise their diligence to ensure the due convention of shareholders' general meetings and its lawful exercise of functions and powers.

RULE 3

     The shareholders' general meeting shall exercise its functions and powers within the scope specified by the Company Law of the PRC, the Company's Articles of Association and other laws, administrative regulations and rules set by governmental bodies.

RULE 4

     The board of directors shall appoint lawyers to issue opinions on the following which shall be announced:

     (1) whether the procedures for the convening and the holding of the shareholders' general meeting comply with the requirements of laws, administrative regulations, these Procedural Rules and the Company's Articles of Association;

     (2) the legality and validity of the qualifications of the persons attending the meeting and the qualifications of the convenor;

     (3) the legality and validity of the voting procedures and results of the shareholders' general meeting;

     (4) the issue of legal opinions on other issues upon the request of the Company.

                    CHAPTER 2 THE POWERS OF THE SHAREHOLDERS'
                                GENERAL MEETING:

RULE 5

     The shareholders' general meeting shall have the following functions and powers:

     (1)  to decide on the Company's operational policies and investment plans;

     (2) to elect and replace directors and to decide on matters relating to the remuneration of directors;


                                     -II-2-

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APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

     (3) to elect and replace supervisors who represent the shareholders and to decide on matters relating to the remuneration of supervisors;

     (4)  to examine and approve the board of directors' reports;

     (5)  to examine and approve the supervisory committee's reports;

     (6) to examine and approve the Company's proposed annual financial budget and final accounts;

     (7) to examine and approve the Company's annual profit distribution plans and loss recovery plans;

     (8) to decide on the increase or reduction of the Company's registered capital;

     (9) to decide on matters such as merger, division, dissolution, liquidation of the Company, or changes in the form of the Company;

     (10) to decide on the issue of debentures by the Company;

     (11) to decide on the appointment, dismissal or non-reappointment of the accountants of the Company;

     (12) to amend the Company's Articles of Association;

     (13) to consider motions raised by shareholders who represent three per cent (3 %) or more of the total number of voting shares of the Company;

     (14) to examine and approve the security-related matters that are subject to the approval of shareholders in general meetings according to laws, administrative regulations or the Company's Articles of Association;

     (15) to examine the matters of purchase and/or sale by the Company within one year of significant assets exceeding thirty per cent (30%) of the latest audited total assets of the Company;

     (16) to examine and approve the change of the use of the raised funds;

     (17) to examine stock incentive plans;

     (18) to decide on other matters which, according to laws, administrative regulations or the Company's Articles of Association, need to be approved by shareholders in general meetings.

     The shareholders in a general meeting may authorise the board of directors to carry out matters on their behalf or which they may sub-delegate to the board of directors. Such authorization shall be clear and specific. An ordinary resolution of the shareholders' general meeting must be passed by affirmative votes representing at least fifty per cent (50%) of the voting rights represented by the shareholders (including shareholders' proxies) present at the meeting. A special resolution of shareholders' general meeting must be passed by affirmative votes representing at least two-thirds of the voting rights represented by the shareholders (including shareholders' proxies) present at the meeting.

RULE 6

     The Company's following activities of providing security for a third party shall be examined and approved by the shareholders' general meeting.

     (1) any security provided after the total amount secured by the Company and its controlled subsidiaries for third parties reaches or exceeds fifty per cent (50%) of the latest audited net assets of the Company;

     (2) any security provided after the total amount secured by the Company for third parties reaches or exceeds thirty per cent (30%) of the latest audited total assets of the Company;


                                     -II-3-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

     (3) any security provided for the beneficiary whose debt to asset ratio exceeds seventy per cent (70%);

     (4) any secured amount of one single security which exceeds ten per cent (10%) of the latest audited net assets;

     (5) any security provided for a shareholder, de facto controller and their affiliated parties.

               CHAPTER 3 CALLING OF SHAREHOLDERS' GENERAL MEETING

RULE 7

     Shareholders' general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six (6) months from the end of the preceding financial year.

     The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

     (1) where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company's Articles of Association;

     (2) where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

     (3) where shareholder(s) who individually or jointly holds 10 % or more of the Company's issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

     (4) whenever the board of directors deems necessary or the supervisory committee so requests;

     (5) other circumstances specified in laws, administrative regulations, departmental regulations or the Company's Articles of Association.

RULE 8

     The supervisory committee shall have the right to propose to the board of directors to convene an extraordinary shareholders' general meeting, and shall put forward its proposal to the board of directors in writing. The board of directors shall, in accordance with the laws, administrative regulations and the Articles of Association, give a written reply as to whether it agrees to hold the extraordinary shareholders' general meeting or not within 10 days of the receipt of the proposal.

     If the board of directors agrees to convene the extraordinary shareholders' general meeting, it shall serve a notice of such meeting within 5 days after the resolution of the board of directors is made. In the event of the notice making any change to the original motion, the consent of the supervisory committee shall be obtained.

     If the board of directors does not agree to convene the extraordinary shareholders' general meeting or fails to give a reply within 10 days of the receipt of the proposal, the board of directors shall be deemed to be unable or to have failed in performing its duty of convening a shareholders' general meeting, and the supervisory committee may convene and preside over the meeting by itself.

RULE 9

     Where any shareholders request for the convention of an extraordinary general meeting or a class meeting the following procedures shall be followed:

     Shareholders who individually or in aggregate hold not less than ten per cent (10%) of the Company's shares with voting right shall have the right to request in writing the board of directors to convene an


                                     -II-4-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

extraordinary general meeting or a class meeting. The board of directors shall, according to the laws, administrative regulations and the Company's Articles of Association, give written feedback of consenting to or refusing the convening of such extraordinary shareholders' general meeting within ten (10) days after it has received the request.

     If the board of directors consents to convene an extraordinary general meeting or a class meeting, it shall give notice for such shareholders' general meeting within 5 days after it has so resolved. The consent of the concerned shareholders shall be obtained if any change is to be made to the request in the notice.

     If the board of directors refuses to convene an extraordinary general meeting or a class meeting, or it fails to give any feedback within ten (10) days after it has received the request, the shareholders who individually or in aggregate hold more than ten per cent (10%) of the Company's shares shall have the right to request in writing the supervisory committee to convene the extraordinary shareholders' general meeting.

     If the supervisory committee consents to convene the extraordinary shareholders' general meeting or the class meeting, it shall give the notice for such shareholders' general meeting within five (5) days after it has received the request. The consent of the concerned shareholders shall be obtained if any change is to be made to the request in the notice.

     If the supervisory committee fails to give notice of convening the shareholders' general meeting within the provided time limit, the supervisory committee shall be deemed to have failed to convene and preside the shareholders' general meeting, and the shareholders who individually or in aggregate hold not less than ten per cent (10%) of the Company's shares for more than ninety (90) days continuously may at their own discretion convene and preside such a meeting.

RULE 10

     Where any shareholders' general meeting is convened by the shareholders as a result of the directors' failure to convene a meeting at shareholders' request the procedure of convention shall as far as possible follow the case where the board of directors convenes a shareholders' general meeting, and all reasonable expenses so incurred shall be borne by the Company, and any sum so borne shall be set-off against sums owed by the Company to the defaulting directors.

RULE 11

     In the event that the supervisory committee or the shareholders intend to convene a shareholders' general meeting, the supervisory committee or the shareholders concerned shall issue a written notice to the board of directors and, at the same time, notify the accredited representative's offices of China Securities Regulatory Commission ("CSRC") at the locality of the Company and the stock exchanges.

     Before announcing the decision to convene the shareholders' general meeting, the shareholding of those shareholders who convened the meeting shall not be less than 10%.

     The supervisory committee and the shareholders convening the shareholders' general meeting shall, at the time of issuing the notice of shareholders' general meeting and the announcement to convene the shareholders' general meeting, submit relevant materials to the accredited representative's offices of China Securities Regulatory Commission ("CSRC") at the locality of the Company and the stock exchanges.

RULE 12

     With regard to the shareholders' general meeting convened by the supervisory committee or shareholders on its/their own initiative, the board of directors and its secretary shall offer cooperation. The board of directors shall provide the register of shareholders as of the shareholding record date. If the board of directors fails to


                                     -II-5-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

provide the register of shareholders, the convener may apply to the securities registration and clearing authority to obtain it upon presentation of the announcement relating to the notice of the shareholders' general meeting. The register of shareholders obtained by the convener shall not be used for other purposes except for convening the shareholders' general meeting.

RULE 13

     The chairman of the board of directors shall be present at the annual general meeting and cause the director of Audit Committee and Appraisal and Remuneration Committee, or in the absence of such director, another member of the relevant committee (or in the absence of such member, a representative duly appointed by it) to give answers to the questions at the annual general meeting.

RULE 14

     With regards to the matters concerning connected transactions or any other matters requiring the approval by the special committees of the board of directors, the director of relevant special committee shall be present at the annual general meeting and give reply to the questions.

       CHAPTER 4 PROPOSAL AND NOTICE OF THE SHAREHOLDERS' GENERAL MEETING

RULE 15

     The contents of motions shall fall within the function and powers of the shareholders' general meeting, shall contain clear subjects for discussion and specific matters to be resolved and shall comply with relevant provisions of the laws, administrative regulations and the Company's Articles of Association.

RULE 16

     Shareholders individually or together holding 3% of the total shares of the Company may put forward interim motions by written proposals to convener 10 days before the shareholders' general meeting. The convener shall publish supplementary notice to announce the interim motion within 2 days upon receiving.

     Apart from as stipulated by the preceding paragraph, after the convener publishing the notice, it shall not be altered or added with new proposals.

     Proposals not listed on the notice of shareholders' general meeting or not according to Rule 15 of these Procedural Rules shall not be voted or resolved in the shareholders' general meeting.

RULE 17

     Upon convocation of a shareholders' general meeting, the board of directors shall serve a written notice of not less than 45 days to all the registered shareholders stating the proposed matters in the meeting and the date and venue of the meeting and the attending shareholders shall send the written replies of whether they are attending the meeting 20 days before the shareholders' general meeting.

     Notice of shareholders' general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meetings), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic Invested Shares, notice of the meetings may also be issued by way of public announcement.

     The public announcement referred to in the preceding paragraph shall be published in media designated by the securities authority of the State Council within the interval of forty five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, the holders of Domestic Invested Shares shall be


                                     -II-6-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

deemed to have received the notice of the relevant shareholders' general meeting. Such public announcement shall be published in Chinese and English in accordance with Article 198 of the Company's Articles of Association.

RULE 18

     A notice of a meeting of the shareholders of the Company shall satisfy the following criteria:

     (1)  be in writing;

     (2) specify the methods of conversion, place, date and time of the meeting;

     (3)  state the matters to be discussed at the meeting;

     (4) provide such information and explanation as are necessary for the shareholders to make an informed decision on the proposals put before them. Without limiting the generality of the foregoing, where a proposal is made to amalgamate the Company with another, to repurchase the shares of the Company, to reorganise its share capital or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with copies of the proposed agreement, if any, and the cause and effect of such proposal must be properly explained;

     (5) contain a disclosure of the nature and extent of the material interests (if any) of any director, supervisor, president, senior vice president, vice president, chief financial officer or other senior officer in the proposed transaction and explain the effect which the proposed transaction will have on them in their capacity as shareholders provided that it is different from the effect on other shareholders of the same class;

     (6) contain the full text of any special resolution to be proposed at the meeting;

     (7) contain a conspicuous statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one (1) or more proxies to attend and vote at such meeting on his behalf and that a proxy need not be a shareholder;

     (8) specify the time and place for lodging proxy forms for the relevant meeting;

     (9) the registration date for the shareholders entitled to attend the meeting;

     (10) name and telephone number of the standing contact person of the meeting.

     In the event that independent directors are required to express their views on the matters to be discussed, the notice of the meeting (or any supplemental notice) shall also disclose the views of the independent directors and the reasons for forming such views.

RULE 19

     For proposal of election of directors and the supervisors in general meetings, the notice of such meetings shall include details of the candidate of directors or supervisors for disclosure, and include at least the followings:

     (1) personal details such as education, work experiences and part time work;

     (2) whether connected with the Company or the controlling shareholders and de facto controllers of the Company;

     (3)  shareholding interests in the Company;

     (4) whether punished by CSRC or other relevant departments or stock exchange. Each candidate of director and supervisor shall be voted on under separate motions.


                                     -II-7-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

RULE 20

     The Company shall, based on the written replies which it receives from the shareholders twenty (20) days before the date of the shareholders' general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; if not, then the Company shall, within five (5) days, notify the shareholders by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the meeting after publication of such announcement.

     A shareholders' extraordinary general meeting shall not decide on any matter not stated in the notice for the meeting.

RULE 21

     After issuing the notice of the shareholders' general meeting, the meeting may not be postponed or cancelled without due cause. Proposals listed therein shall not be cancelled. In the event that the shareholders' general meeting has to be postponed or cancelled, the postponement shall be announced by the conveners not less than 2 working days before the original date for holding the shareholders' general meeting with reasons.

     If the shareholders' general meeting needs to be postponed by the Company, the shareholding record date of the shareholder who are entitled to attend such meeting as indicated in the original notice may not be changed.

RULE 22

     The accidental omission to give notice of a meeting to, or the failure to receive the notice of a meeting by, any person entitled to receive such notice shall not invalidate the meeting and the resolutions adopted thereat.

             CHAPTER 5 REGISTRATION OF SHAREHOLDERS' GENERAL MEETING

RULE 23

     The shareholders' general meeting shall be held at a meeting place in the form of a site meeting. The Company may use the network or any other means for its shareholders to conveniently participate in the shareholders' general meetings. The shareholders that participate the shareholders' general meeting by any aforesaid means shall be regarded as having attended the meeting.

     Shareholders may attend shareholders' general meeting in person or may appoint proxies to attend and vote on their behalves in the appointed scopes.

RULE 24

     If voting of the shareholders' general meeting can be done online or through other methods, the notice of shareholders' general meeting shall clearly specify the time of voting and the procedures for voting online or through other methods.

     The voting by online or other means for the shareholders' general meeting shall start no earlier than 3:00 p.m. on the day before the site meeting of the shareholders' general meeting is held and no later than 9:30 a.m. on the day when the site meeting of the shareholders' general meeting is held, and shall be concluded no earlier than 3:00 p.m. on the day when the live shareholders' general meeting ends.


                                     -II-8-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

RULE 25

     Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more persons (whether such person is a shareholder or not) as his proxies to attend and vote on his behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorisation from that shareholder:

     (1)  the shareholders' right to speak at the meeting;

     (2)  the right to demand or join in demanding a poll;

     (3) the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

     If the shareholder is a recognised clearing house defined by the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), such shareholder is entitled to appoint one or more persons as his proxies to attend on his behalf at a general meeting or at any class meeting; but, if one or more persons have such authority, the letter of authorization shall contain the number and class of the shares with respect to each of such authorised persons. Such person can exercise the right on behalf of the recognised clearing house (or its attorney) as if he is an individual shareholder of the Company.

RULE 26

     The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a legal entity, either under seal or under the hand of a director or a duly authorised attorney. The letter of authorization shall contain the number of the shares to be represented by the attorney. If several persons are authorised as the attorney of the shareholder, the letter of authorization shall specify the number of the shares to be represented by each attorney.

RULE 27

     The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority shall be deposited at the residence of the Company or at such other place as is specified for that purpose in the notice convening the meeting, not less than twenty-four (24) hours before the time for holding the meeting at which the proxy propose to vote or the time appointed for the passing of the resolution.

     If the appointor is a legal person, its legal representative or such person as is authorised by resolution of its board of directors or other governing body may attend any meeting of shareholders of the Company as a representative of the appointor.

RULE 28

     Any form issued to a shareholder by the directors for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote in favour of or against the motions, such instructions being given in respect of each individual matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, the proxy may vote as he thinks fit.

     The Company has the right to request a proxy who attends a shareholders' meeting to provide evidence of his or its identity.

     If a shareholder which is a legal person appoints its legal representative to attend a meeting on its behalf, the Company has the right to request such legal representative to produce evidence of his or its identity and


                                     -II-9-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

a notarially certified copy of the resolutions of such shareholder's board of directors in respect of the appointment of the proxy or the power of attorney executed by such other organisation which has the capacity to appoint the proxy.

RULE 29

     A vote given in accordance with the terms of a proxy shall be valid notwithstanding the death or loss of capacity of the appointor or revocation of the proxy or the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that the Company did not receive any written notice in respect of such matters before the commencement of the relevant meeting.

RULE 30

     The board of directors and other conveners shall take necessary measures to ensure the normal order of shareholders' general meeting. The board of directors and other conveners shall prevent and report to relevant authorities any activity that may disrupt the shareholders' general meeting, cause troubles or infringe upon the lawful rights and interests of shareholders.

RULE 31

     All shareholders who appear in the register of shareholders at the date for the registration of rights attaching to shares in the Company or their proxies shall be entitled to attend the shareholders' general meeting, and the Company or the convener shall not refuse them under any pretext.

RULE 32

     A shareholder shall attend the shareholders' general meeting upon the strength of his stock account certificate, identification card or any other valid certificates or proof that can prove his identity, and a proxy shall also submit the letter of attorney issued by the shareholder as well as his own valid identification card.

RULE 33

     The convener and lawyer shall jointly verify the validity of the shareholders' qualifications in light of the shareholders' register provided by the securities clearing and settlement institution, and shall register the names of the shareholders as well as the amount of their voting shares. The registration for attendance shall be terminated before the chairperson of the meeting announces the number of shareholders and proxies that attend the meeting and the total amount of their voting shares.

            CHAPTER 6 CONVENING OF THE SHAREHOLDERS' GENERAL MEETING

RULE 34

     Directors, supervisors, secretary to the Board shall attend shareholders' general meetings, president, senior vice presidents, vice presidents and senior officers of the Company shall sit thereat.

RULE 35

     The chairman of the board of directors shall preside over the shareholders' general meetings. When the chairman is unable or fails to perform his duties, the vice-chairman shall preside over the meetings. When the vice-chairman is unable or fails to perform his duties, the director jointly selected by a majority of the directors shall preside over the meeting.

     The chairman of the supervisory committee shall preside over the shareholders' general meeting convened by the supervisory committee. When the chairman of the supervisory committee is unable or fails to perform his duties, the supervisor jointly selected by a majority of the supervisors shall preside over the meeting.


                                    -II-10-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

     The shareholders' general meeting convened by shareholders shall be presided over by the representative selected by the convener.

     If the shareholders' general meeting can not proceed due to violation of the rules of procedures by the chairman during the meeting, another person selected by the majority of the shareholders with voting rights and present at the meeting may preside over the meeting, and then the meeting shall proceed.

RULE 36

     In annual general meetings the board of directors and the supervisory committee shall report on the work in the previous year and each independent director shall report on their work.

RULE 37

     The directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers of the Company shall explain and answer questions from shareholders at the shareholders' general meeting.

             CHAPTER 7 RESOLUTION AND DECISION OF THE SHAREHOLDERS'
                                 GENERAL MEETING

RULE 38

     The chairman of meeting shall, prior to voting, announce the number of shareholders and proxies attending the meeting in person as well as the total number of their voting shares which shall be the number of shareholders and proxies attending the meeting in person and the total number of their voting shares as indicated in the meeting's registration record.

RULE 39

     A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the voting shares which he represents. Each share shall have one (1) vote.

     No voting rights shall be attached to the Company's shares held by the Company, and such shares shall be excluded for the purpose of calculating the total number of voting shares held by the shareholders present at the shareholders' general meeting.

     Where any shareholder, under the listing rules, is required to abstain from voting on any particular resolution or restricted to vote only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

RULE 40

     The shareholders' general meeting shall resolve separately on all proposals. If different proposals for the same matter are made at shareholders' general meeting, such proposals shall be voted on in the order of the time at which they are made. No proposal shall be left aside or left unresolved except for the suspension or failure to pass an resolution caused by such special reasons as force majeure.

RULE 41

     The shareholders' general meeting shall not amend a proposal while it is being considered thereat, and any proposal to amend the same will be deemed a new proposal and it shall not be voted on at that shareholders' general meeting.


                                    -II-11-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

RULE 42

     A same voting right can only be exercised on either of voting at the spot, online or other methods. The first voting result shall prevail where one voting right is repeatedly exercised.

RULE 43

     The shareholders attending the general assembly of shareholders shall deliver any of the following kinds of opinions about the proposals put forward for voting: for, against or abstain.

     Where there are ballots on which the words are not filled in, are wrongly filled in or illegible or the ballots that are not cast, the voters shall be regarded as having abandoned their voting rights and the voting results of their shares shall be regarded as "abstain".

RULE 44

     At any shareholders' general meeting, a resolution shall be decided on a show of hands unless voting by way of a poll is required under the listing rules or demanded by the following persons before or after any vote by a show of hands:

     (1)  the chairman of the meeting;

     (2) at least two (2) shareholders present in person or by proxy entitled to vote thereat;

     (3) one (1) or more shareholders present in person or by proxy who represent(s), individually or in aggregate, 10 % or more of all shares carrying the right to vote at the meeting.

     Unless voting by way of a poll is required under the listing rules or demanded by the persons, the chairman may declare that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence of the number or proportion of votes in favour of or against such resolution.

     The demand for a poll may be withdrawn by the person who demands the same.

     In the event of voting online or through other means in the shareholders' general meeting, the voting by showing hands shall not apply and the chairman of meeting needs to make it clear that voting by way of a poll is required.

RULE 45

     The chairman of meeting shall ensure that explanation on the following matters have been given at the commencement of the meeting:

     (1) procedure for shareholders to demand a poll before the voting on the resolution;

     (2) procedure for answering any question raised by shareholders after the voting by way of poll (if voting by way of poll is required).

RULE 46

     A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.


                                    -II-12-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

RULE 47

     On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast all his votes in the same way.

RULE 48

     In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be have a casting vote.

RULE 49

     Two shareholder representatives shall be elected to participate in vote counting and to supervise the counting process before any voting takes place at the shareholders' general meeting, but shareholders (and their proxies) who have an interest in the matters under consideration shall not participate in vote counting and the supervision of the counting process.

     During the voting, the vote counting and scrutining shall be conducted by the lawyer, representatives of the shareholders or the supervisors, or other personnel meeting the requirement of Listing Rules of the place where the Company is listed. In counting the voting, the votes of all proxies shall be included, and unless a poll is required, the proportion of the votes by the proxies and the votes or against the resolution adopted at the meeting shall be announced by the chairman.

     The shareholders or their proxies of the Company that vote by online or other methods shall have the right to consult their voting results through the corresponding voting system.

RULE 50

     The closing time of the shareholders' general meeting at the venue where such meeting is physically held shall not be earlier than that for attending such meeting by online or by other methods. The chairman of the meeting shall announce how the votes were cast and the voting results in respect of each resolution, and announce whether such resolution has been passed according to the voting results.

     Before the official announcement of the voting results, the Company, the counting officers, the voting observers, the major shareholders and the on line service providers and other relevant parties shall be obliged to keep confidential the way the votes were cast.

RULE 51

     Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

     An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

     A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

RULE 52

     The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

     (1)  work reports of the board of directors and the supervisory committee;

     (2) annual profit distribution plans and loss recovery plans formulated by the board of directors;


                                    -II-13-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

     (3) appointment or removal of members of the board of directors and members of the supervisory committee, their remuneration and manner of payment;

     (4) annual budgets and final accounts, balance sheets and profit and loss accounts and other financial statements of the Company;

     (5) matters other than those which are required by the laws, administrative regulations or the Company's Articles of Association to be adopted by special resolution.

RULE 53

     The following matters shall be resolved by a special resolution at a shareholders' general meeting:

     (1) increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

     (2)  issue of debentures of the Company;

     (3)  division, merger, dissolution and liquidation of the Company;

     (4)  amendment of the Company's Articles of Association;

     (5) acquisition or disposal of major assets in one year or provision of securities for third parties which exceeds thirty per cent (30%) of the latest audited total assets of the Company;

     (6)  stock incentive plans;

     (7) any other matters considered by the shareholders in general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution in accordance with the laws, administrative regulations and the Company's Articles of Association.

RULE 54

     Special procedures for voting of class shareholders shall be in accordance with relevant provisions of Chapter 9 of the Company's Articles of Association.

RULE 55

     The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minute book.

RULE 56

     If the chairman of the meeting has any doubt as to the result of a resolution which has been put to vote at a shareholders' meeting, he may have the votes counted. If the chairman of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairman of the meeting shall have the votes counted immediately.

RULE 57

     The resolution of shareholders' general meeting shall be announced timely. The announcement shall set forth the following: the number of shareholders and proxies present at the meeting, the total number of voting shares held by attending shareholders (and proxies) and its proportion to the total voting shares of the Company, voting methods, voting outcome of each motion and the details of each resolution adopted.


                                    -II-14-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

RULE 58

     If a motion is not passed or a resolution adopted at the previous shareholders' general meetings is changed at the current shareholders' general meeting, a specific explanation shall be made in the announcement of the resolution of the shareholders' general meeting.

RULE 59

     The shareholders' general meeting shall keep minutes and the secretary to the board of directors shall be responsible for keeping minutes of the shareholders' general meetings. The minutes shall set out the following:

     (1) the date, place and agenda of the meeting, and the name of the convener;

     (2) the name of the directors, supervisors, president, senior vice presidents, vice presidents, chief financial officer and other senior officers of the Company attending or present at the meeting;

     (3) the number of shareholders and proxies attending the meeting, the total number of voting shares they represented and the percentage of the total number of shares of the Company they represented;

     (4) the discussions in respect of each motion, highlights of the speeches made at the meeting and the voting results;

     (5) details of the queries or recommendations of the shareholders, and the corresponding answers or explanations;

     (6)  the name of the lawyer, counting officer and voting observer;

     (7) other matters which, according to the provisions of the Company's Articles of Association, shall be recorded in the minutes of the meeting.

RULE 60

     If votes are counted at a shareholders' general meeting, the result of the count shall be recorded in the minute book.

     The meeting minutes shall be in the charge of the secretary to the board of directors. The chairman of the meeting, the directors, supervisors, secretary to the board of directors, conveners or their representatives shall sign on the meeting minutes. The minutes, shareholders' attendance lists and proxy forms shall be kept at the Company's place of residence for at least ten (10) years.

RULE 61

     Copies of the minutes of proceedings of any shareholders' meeting shall, during business hours of the Company, be open for inspection by any shareholder without charge. If a shareholder requests for a copy of such minutes from the Company, the Company shall send a copy of such minutes to him within seven (7) days after receipt of reasonable fees therefor.

RULE 62

     The conveners shall ensure that the shareholders' general meeting continues within a reasonable period of time until final resolutions were reached. Where the meeting cannot be convened or no resolution can be made due to force majeure or other extraordinary causes, all necessary steps shall be taken to resume the general meeting or to terminate the general meeting and publish timely announcements. In addition, the conveners shall report to the accredited representative's offices of CSRC or stock exchanges where the Company is listed as required.


                                    -II-15-

APPENDIX II                                                  PROCEDURAL RULES OF
                                                   SHAREHOLDERS' GENERAL MEETING

RULE 63

     Directors and supervisors proposed and passed at the shareholders' general meeting shall be newly appointed from the date on which such resolutions are passed in the shareholders' general meeting in accordance with the Company's Articles of Association.

RULE 64

     Resolutions of cash bonus, bonus shares or capital reserves transferring to shares shall be carried out by the Company within 2 months of the adjournment of the shareholders' general meeting.

RULE 65

     Resolutions of shareholders' general meeting which violate the laws and regulations shall be rendered void.

     In the event that the convening procedures of the shareholders' general meeting, or the voting procedures thereof contravene any law or administrative regulation or the Company's Articles of Association, or the content of any resolution adopted at the shareholders' general meeting contravenes the Company's Articles of Association, the shareholders may, within 60 days of the date of adoption of the relevant resolution, apply to the Court for rescission of such resolution.

                             CHAPTER 8 MISCELLANEOUS

RULE 66

     Terms "over" and "within" shall include the number itself and the terms "exceed" and "less than" shall not include the number itself.

RULE 67

     These Procedural Rules are to be interpreted by the board of directors.

RULE 68

     These Procedural Rules shall be implemented after approval by shareholders' general meeting. In case of a difference between the stipulations of these Procedural Rules and laws, regulations, other relevant regulatory documents promulgated from time to time and the Company's Articles of Association, such laws, regulations, other relevant regulatory documents and the Company's Articles of Association shall prevail. For matters not included herein, such matters shall be governed by relevant laws and regulations and the requirement of the Company's Articles of Association.


                                    -II-16-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

                                  APPENDIX III

                           PETROCHINA COMPANY LIMITED

            PROCEDURAL RULES OF THE MEETING OF THE BOARD OF DIRECTORS

      (to be adopted at the 2007 annual general meeting of the Company on
                   15 May 2008 by way of ordinary resolution)


                                     -III-1-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

                         CHAPTER ONE GENERAL PROVISIONS

     Article 1 PetroChina Company Limited ("Company") is a company listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and New York Stock Exchange. These Procedural Rules are formulated in accordance with the Company Law of the People's Republic of China (hereinafter the "Company Law"), Mandatory Provisions of the Articles of Association for Companies to be Listed Overseas, the Code of Corporate Governance for Listed Companies in the People's Republic of China (hereinafter the "PRC"), the Guidance of Articles for Listed Companies in the PRC, other applicable laws, rules and regulations of the PRC, the requirements of securities regulatory authority in which the shares of the Company are listed and the Articles of Association of PetroChina Company Limited (hereinafter the "Articles") for the purpose of further regulating the deliberation and resolution process of board meetings, enabling the directors and the board of directors to perform their duties effectively and ensuring the efficient and scientific decision making process of the board of directors.

                    CHAPTER TWO RESPONSIBILITIES OF THE BOARD

     Article 2 Responsibilities of the board of directors.

     The board of directors of the Company is accountable to the shareholders' general meeting and exercises the following functions and powers:

     (a)  To determine the major decisions of the Company

          (i) to determine the Company's business plans and investment proposals;

          (ii) to formulate the Company's annual preliminary and final financial budgets;

          (iii) to formulate the Company's profit distribution proposal and loss recovery proposal;

          (iv) to formulate proposals for the increase or reduction of the Company's registered capital and for the issuance of the Company's debentures or other securities as well as listing of shares of the Company;

          (v) to draw up plans for the acquisition of the Company's stocks, merger, division or dissolution as well as change of corporate forms of the Company;

          (vi) to decide on the Company's internal management structure;

          (vii) to formulate the Company's basic management system;

          (viii) to exercise any other powers conferred by the shareholders in general meetings.

     (b) Appointment, removal and supervision of members of the Company's execution authority

          (i)  to appoint or remove the Company's president;

          (ii) based on the recommendations of the president, to appoint or remove the senior vice presidents, vice presidents, chief financial officer and other senior management of the Company and, to decide on their remuneration;

          (iii) to review, assess and supervise the performance of the execution authority and give the awards and punishment to the members of the execution authority in accordance with relevant provisions.


                                     -III-2-

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APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     (c)  Communication with the shareholders

          (i)  to formulate proposals for any amendment of the Articles;

          (ii) to be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders in general meetings;

          (iii) to implement the resolutions passed by the shareholders in general meetings;

          (iv) to manage the disclosure of information of the Company;

          (v) to be responsible for other matters concerning the communication with shareholders.

     (d)  Management of the board of directors

          (i)  to nominate members of the board of directors;

          (ii) to provide training to members of the board of directors;

          (iii) to determine convening, date and agenda of board meetings;

          (iv) to establish committees under the board of directors;

          (v)  to establish offices of the board of directors.

               CHAPTER THREE COMPOSITION OF THE BOARD OF DIRECTORS
                              AND ITS ORGANISATIONS

     Article 3 The Company shall have a board of directors. The board of directors shall consist of eleven (11) to fifteen (15) directors. The board of directors shall have one (1) chairman, one (1) or two (2) vice-chairman/ vice-chairmen. At least one third of the members of the board of directors shall be independent (non-executive) directors and at least one (1) of whom shall be an accounting professional.

     The board of directors shall have a secretary. The Company shall have a Secretariat of the Board, and the secretary of the board of directors shall be responsible for the Secretariat of the Board.

     Article 4 Directors shall be elected at the shareholders' general meeting each for a term of three (3) years. At the expiry of a director's term, the term is renewable upon re-election. Each director shall perform its duties for the benefits of all shareholders under the principle of diligence, good faith and pragmatism.

     The working principle of the board of directors:

     (a)  to protect the interests of the Company and all shareholders;

     (b) to maintain objective and independent operation policy and assessment of the senior management;

     (c) to maintain a strategic thinking and long term view of the company, participate in the decision of significant matters of the Company and assume relevant responsibilities;

     (d) a director may request for relevant information and materials necessary for performance of his duties, the execution authority and management departments of the Company shall provide necessary assistance and the director shall maintain confidentiality of such information and materials;

     (e) to comply with relevant provisions of laws, the Articles and Company's regulations.


                                     -III-3-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     Article 5 The term of service of the directors shall commence from the date on which he or she takes his or her position to the expiration of the board of such directors. If no re-election is timely carried out upon the expiration of a director's term of service, the incumbent director shall perform his or her duties as director in accordance with laws, administrative regulations, department rule and the Articles until a substitute director is elected and takes his or her position.

     President, senior vice presidents, vice presidents, chief financial officer or other senior officers may concurrently serve as a director, provided that the aggregate number of the directors who concurrently serve as the executives or other senior officers as well as the directors served by the representative(s) of the workers and staff shall not exceed one half of all the directors of the Company.

     The period for lodgement of notices in writing to the Company of the intention to propose a person for election as a director and of such person's consent to be elected shall be at least seven (7) days and which shall commence no earlier than the day after the despatch of the notice of the general meeting convened to consider such election and shall end no later than seven (7) days prior to the date of such general meeting.

     The chairman and the vice-chairman shall be elected and removed by more than one-half of all of the members of the board of directors.

     Article 6 A director may resign from his or her position prior to the expiration of his or her term of service. The resigning director shall submit a written resignation report to the board of directors and the board of directors shall disclose the information in connection thereof within two (2) days.

     If the number of the members of the board of directors falls below the statutory quorum due to the resignation by a director from the board of directors, the incumbent director shall perform his or her duties as director in accordance with laws, administrative regulations, department rule and the Articles until a substitute director is elected and takes his or her position.

     Except in the circumstance mentioned in the preceding paragraph, the director's resignation shall take effect upon the delivery of the resignation report with the board of directors.

     Article 7 Chairman of the board of directors

     The chairman of the board of directors shall be legal representative of the Company.

     According to the Articles, the chairman of the board of directors shall exercise the following powers:

     (1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

     (2) to check the implementation of resolutions passed by the board of directors at directors' meetings;

     (3)  to sign the securities certificates issued by the Company;

     (4) to exercise other powers conferred by the Articles and the board of directors.

     When check the implementation of resolutions passed by the board of directors at directors' meetings, the chairman of the board of directors may obtain all information concerning the implementation of resolutions passed by the board of directors, inquire the president and other management personnel about such implementation and make investigation into such implementation. If any deviation in such implementation is found, the chairman of the board of directors may cause the president to rectify. If the chairman of the board of directors believes that such deviation may make the implementation of resolutions passed by the board of directors impossible, the chairman of the board of directors may propose to convene an extraordinary meeting of the board of directors to examine the implementation of relevant resolutions.


                                     -III-4-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     Article 8 The board of directors shall have four committees, namely, Audit Committee, Investment and Development Committee, Examination and Remuneration Committee, and Health, Safety and Environmental Protection Committee.

     The special committees of the board of directors shall consist of directors only. The Audit Committee shall consist of three (3) to four (4) directors, of which a majority of independent (non-executive) directors and at least one (1) accounting professional. The Audit Committee shall have one chairman of the committee, who shall be appointed from the independent (non-executive) directors. The Investment and Development Committee shall consist of three (3) to four (4) directors. The Examination and Remuneration Committee shall consist of three (3) to four (4) directors, of which a majority of independent (non-executive) directors. Health, Safety and Environmental Protection Committee shall consist of three (3) to four (4) directors.

     The main duty of special committees is to provide support to the decision making of the board of directors. The directors acting as the members of the special committees shall focus on certain area and make recommendations on the improvement of management level of the Company.

     No operation organ will be set up under a special committee of the board of directors. The routine work of the committee may be handled by the Secretariat of the Board and business support within the scope of duty of the committee shall be handled by relevant business department.

     Article 9 The primary responsibilities of the Audit Committee:

     (1) to engage external auditors, review and supervise the performance of such auditor;

     (2) to examine the completeness of the annual report, interim report, quarterly report (if any) and relevant financial statement and accounts, review all important opinions as stated in such financial statements and reports;

     (3) to submit to the board of directors the opinion on the financial statements and relevant materials of the company, by taking into full account of the matters proposed by the certified public accounts of the Company and external auditors;

     (4) to examine and monitor the performance of internal audit department according to all applicable domestic and overseas rules;

     (5) to monitor the financial reporting system and internal monitor procedure of the company, and review and assess the financial condition, internal control and risk management of the company;

     (6) to receive, keep and deal with the complaint or anonymous report on the accounting, internal accounting control or audit of the Company and keep the confidentially thereof;

     (7) to report to the board of directors on any significant matters that may affect the financial conditions or operations of the Company and performance of duties by the committee;

     (8) other responsibilities as may from time to time be required by relevant laws, regulations and listing rules in which the shares of the Company are listed.

     Article 10 The primary responsibilities of the Investment and Development
Committee:

     (1) to review the strategic plan proposed by the president and make recommendations to the board of directors;

     (2) review the annual investment plan and proposal for adjustment of investment plan proposed by the president and make recommendations to the board of directors;

     (3) to review the feasibility study report and pre-feasibility study report on major investment project to be determined by the board of directors and make recommendations to the board of directors.


                                     -III-5-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     Article 11 The primary responsibilities of the Examination and Remuneration
Committee:

     (1) to organize the review of the president and report to the board of directors; supervise over the review of the senior vice presidents, vice presidents, chief financial officer and other senior management personnel of the Company;

     (2) to formulate the incentive plan, remuneration system and option plan of the Company, monitor and assess the results of implementation and make recommendations on the reform and improvements;

     (3) other responsibilities as may from time to time be required by relevant laws, regulations and Listing Rules of where the shares of the Company are listed.

     Article 12 The primary responsibilities of the Health, Safety and Environmental Protection ("HSE") committee:

     (1) to monitor the effective implementation of Health, Safety and Environmental Protection Plan ("HSE Plan") of the Company;

     (2) to make recommendations to the board of directors or president on the major decision on health, safety and environmental protection;

     (3) to make inquiry on the occurrence and responsibility of the serious accident, inspect and supervise the accident treatment.

                CHAPTER FOUR SECRETARY OF THE BOARD OF DIRECTORS

     Article 13 The Company shall have one (1) secretary of the board of directors. The secretary shall be appointed by the board of directors. The secretary of the board of directors shall be responsible for the daily work of the board of directors and shall be accountable to the board of directors; responsible for the meetings of the board of directors and other matters regarding the operation of the board of directors; responsible for the coordination and management of information disclosure of the Company; responsible for the communication with the investors, security regulatory authority of where the shares of the Company are listed and news media.

     Article 14 The primary responsibilities of the secretary of the board of directors:

     (1)  Support the management of the board of directors

          (a) to organise board meetings and general meetings of the Company, prepare the documents of meetings, make relevant arrangements of the meetings, keep the record of the meetings, and to ensure that the completeness and accuracy of relevant documents and records;

          (b) to keep the documents and records of meetings, monitor the implementation of resolutions passed by the board of directors, and cause the president to report to the board of directors on the major matters in the implementation;

          (c) to coordinate the meetings of all special committees of the board of directors and prepare relevant records;

          (d) to coordinate the collection of information required by the board of directors and all committees;

          (e) routine work as entrusted by the board of directors and relevant committees.

     (2)  Information disclosure

          (a) to communicate with the security regulatory authority of where the shares of the Company are listed, prepare and submit the documents required by the regulatory departments in a timely manner, receive and organise the completion of relevant work instructed by the regulatory departments;


                                     -III-6-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

          (b) to communicate with other relevant regulatory departments, organise the study of relevant regulatory policies and submit relevant information and study report to the directors and president;

          (c) to coordinate the disclosure of periodic report, announcement of the board of directors and letter to shareholders;

          (d) to maintain the confidentiality of the price sensitive information and formulate relevant security system and measures;

          (e) to assist the board of directors and the president in complying with relevant laws, regulations and the Articles in performing their duties with the assistance of the Company counsel and the Legal Affairs Department of the Company.

     (3)  Investor relationship

          (a) to manage the relationship with investors upon the authorization of the board of directors;

          (b) to coordinate investors' visits, and maintain the relationship with the investors and intermediary agencies;

          (c) to answer the questions raised by the general public and provide the investors with the information disclosed by the Company;

          (d)  to keep the shareholders' register of the Company.

     (4)  Public relationship

          (a) to manage the public relationship upon the authorization of the board of directors;

          (b) to be responsible for the press release and communication with the media;

          (c) to prepare and publish the social responsibility report of the Company;

          (d) to be responsible for the management of the official website of the Company.

      CHAPTER FIVE MEETINGS OF THE BOARD OF DIRECTORS AND ITS ORGANISATIONS

     Article 15 Regular meeting

     The meetings of the board of directors are divided into regular meetings and extraordinary meetings.

     The regular meetings of the board of directors shall be convened at least four times every year.

     (1) The primary agenda of the first regular meeting of the board of directors:

          (a) to consider and approve the financial report and profit distribution plan of the previous year;

          (b) to consider and approve the annual report of the board of directors to be submitted to the shareholders' general meeting;

          (c) to consider and approve the annual report submitted by the president, which shall include the analysis of the financial conditions and business performance of the previous year by the senior management;

          (d) to consider and approve the performance review indicator and remuneration plan of the current year for the members of the execution authority of the Company;

          (e) to consider and approve the performance review report of the execution authority of the Company;


                                     -III-7-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

          (f) to consider and approve relevant matters regarding the convening of the annual shareholders' general meeting;

          (g) to consider and approve other motions as may be submitted by more than one-third of directors, chairman of the board of directors or the president.

     (2) The primary agenda of the second regular meeting of the board of directors:

          (a) to consider significant matters relating to the development, acquisition and organisation restructure of the Company;

          (b) to consider and approve other motions as may be submitted by more than one-third of directors, chairman of the board of directors or the president.

     (3) The primary agenda of the third regular meeting of the board of directors:

          (a) to consider and approve the annual and interim financial report of the Company;

          (b) to consider and approve the annual and interim profit distribution plan;

          (c) to consider and approve other motions as may be submitted by more than one-third of directors, chairman of the board of directors or the president.

     (4) The primary agenda of the fourth regular meeting of the board of directors:

          (a) to consider and approve the strategic plan and mid-term and long-term plan;

          (b) to consider and approve the business plan and investment plan of the next year;

          (c)  to consider and approve the financial budget of the next year;

          (d) to consider and approve other motions as may be submitted by more than one-third of directors, chairman of the board of directors or the president.

     Article 16 Extraordinary meeting

     An extraordinary meeting of the board of directors shall be convened under any of the following circumstances:

     (1) it is so requested by shareholders representing ten per cent (10%) or more of the voting rights;

     (2)  it is so requested by more than one-third of the directors;

     (3)  it is so required by the Supervisory Committee;

     (4)  it is deemed necessary by the chairman of the board of directors;

     (5)  it is so required by the president;

     (6)  other circumstances as set forth in the Articles.

     Article 17 Procedures for proposal of the extraordinary meetings

     The secretary of the board of directors shall promptly submit relevant proposals and documents to the chairman of the board of directors after receipt of the same, and the Company shall convene the meeting of the board of directors as soon as possible.


                                     -III-8-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     Article 18 Regular meetings and working system of the Audit Committee

     The Company shall formulate the Organisation and Working Rules of the Audit Committee, which shall be implemented upon the approval of the board of directors. The regular meeting of Audit Commission shall be convened at least four times every year. All resolutions of the Audit Committee must be passed by the independent (non-executive) directors.

     The first regular meeting shall be held before the first regular meeting of the board of directors, the agenda of the first regular meeting shall be:

     (1) to discuss the financial report and profit distribution plan of the Company of the previous year;

     (2) to discuss the internal audit report of the Company of the previous year;

     (3) to discuss the internal control report of the Company of the previous year;

     (4) to discuss the report on the connected transactions of the Company of the previous year;

     (5) to discuss the proposal for engagement of onshore and offshore accounting firms for the current year;

     (6) to review the audit report on the financial conditions the Company of the previous year.

     After the discussion, the Committee shall submit a written opinion to the board of directors.

     The second regular meeting shall be held before the second regular meeting of the board of directors, the agenda of the second regular meeting shall be:

     (1)  to discuss the internal audit report of the Company;

     (2)  to discuss the internal control report of the Company;

     (3) to discuss the report on the audit expenses of the independent accounting firm;

     (4)  to review the report submitted by the independent accounting firm.

     After the discussion, the Committee shall submit a written opinion to the board of directors.

     The third regular meeting shall be held before the third regular meeting of the board of directors, the agenda of the third regular meeting shall be:

     (1) to discuss the annual and interim financial report and profit distribution plan of the Company;

     (2) to discuss the annual and interim internal audit report of the Company;

     (3) to discuss the annual and interim internal control report of the Company;

     (4) to review the audit report issued by the independent accounting firm on annual and interim financial conditions of the Company.

     After the discussion, the Committee shall submit a written opinion to the board of directors.

     The fourth regular meeting shall be held before the fourth regular meeting of the board of directors, the agenda of the fourth regular meeting shall be:

     (1)  to discuss the internal audit report of the Company;

     (2)  to discuss the internal control report of the Company;

     (3)  to review the report submitted by the independent accounting firm.

     After the discussion, the Committee shall submit a written opinion to the board of directors.


                                     -III-9-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     Financial report and other relevant report shall be prepared by the Accounting Department of the Company; the internal audit report shall be prepared by the Audit Department of the Company; the internal control report shall be prepared by the Internal Control Department of the Company; the independent audit report shall be prepared by the independent accounting engaged by the Company. The Secretariat of the Board must deliver relevant documents to each member of the Committee at least seven (7) working days before the meeting.

     Article 19 Regular meetings and working system of the Investment and Development Committee

     The regular meeting of the Investment and Development Committee shall be convened twice every year.

     The first regular meeting of the Investment and Development Committee shall be held before the third regular meeting of the board of directors, the agenda of the first regular meeting shall be:

     (1) to discuss the proposal for adjustment of the annual investment plan of the Company (if the adjustment is required) based on the business operation and implementation of the investment plan of the Company in the first half of the year;

     (2) to discuss the preparatory works, feasibility study report and implementation report of the major projects requiring the approval of the board of directors of the Company.

     After the discussion, the Committee shall submit a written opinion to the board of directors.

     The second regular meeting of the Investment and Development Committee shall be held before the fourth regular meeting of the board of directors, the agenda of the second regular meeting shall be:

     (1) to discuss the report on the implementation of the investment plan for the current year and proposed investment plan for the next year;

     (2) to discuss the preparatory works, feasibility study report and implementation report of the major projects requiring the approval of the board of directors of the Company.

     After the discussion, the Committee shall submit a written opinion to the board of directors.

     Relevant documents for the regular meetings of the Investment and Development Committee shall be prepared by the Planning Department of the Company. The Secretariat of the Board must deliver relevant documents to each member of the Committee at least seven (7) working days before the meeting.

     Article 20 Regular meetings and working system of the Examination and Remuneration Committee

     The regular meeting of the Examination and Remuneration Committee shall be convened once every year. The regular meeting of the Examination and Remuneration Committee shall be held before the first regular meeting of the board of directors, the agenda of the regular meeting shall be:

     (1) to discuss the report on the performance review of the senior management of the Company of the previous year;

     (2) to discuss the report on the contract with the senior management of the current year.

     After the discussion, the Committee shall submit a written opinion to the board of directors.

     Relevant documents for the regular meetings of the Examination and Remuneration Committee shall be prepared by the Personnel Department of the Company. The Secretariat of the Board must deliver relevant documents to each member of the Committee at least seven (7) working days before the meeting.


                                    -III-10-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     Article 21 Regular meetings and working system of the HSE Committee

     The regular meeting of the HSE Committee shall be convened once every year. The regular meeting of the HSE Committee shall be held before the first regular meeting of the board of directors, the agenda of the regular meeting shall be:

     (1)  to discuss the HSE report of the previous year;

     (2)  to discuss the HSE plan of the current year.

     After the discussion, the Committee shall submit a written opinion to the board of directors.

     Relevant documents for the regular meetings of the HSE Committee shall be prepared by the Safety and Environmental Protection Department of the Company. The Secretariat of the Board must deliver relevant documents to each member of the Committee at least seven (7) working days before the meeting.

     If, for any reason, any of the above four special committees is unable to convene the regular meeting, the opinion may be submitted by way of circulation of written documents, or an extraordinary meeting may be held if necessary.

                  CHAPTER SIX RULE OF PROCEDURES OF THE MEETING
                            OF THE BOARD OF DIRECTORS

     Article 22 Motion at the regular meeting

     Before sending the notice of regular meeting of the board of directors, the Secretariat of the Board shall solicit the opinions of all directors and submit the motions for the approval by the chairman of the board of directors.

     Before approving a motion, the chairman of the board of directors shall consult with the president, senior vice presidents, vice presidents, chief financial officer and other senior management personnel.

     Article 23 Convening and presiding over of the meeting

     The chairman of the board of directors shall preside over the meetings of the board of directors. When the chairman is unable or fails to perform his or her duties, the vice-chairman shall preside over the meetings. When the vice-chairman is unable or fails to perform his or her duties, the director jointly selected by a majority of the directors shall preside over the meeting.

     Article 24 Notice of meeting

     Notice of regular meetings and extraordinary meetings of the board of directors shall be delivered in person, by facsimile, by electronic means, by express delivery service or by registered mail. The notice of regular meetings and extraordinary meetings of the board of directors shall be delivered to the directors at least fourteen (14) days and ten (10) days respectively before the meetings.

     Where the circumstance is urgent and it is necessary to hold an extraordinary meeting of the board of directors, the notice on the meeting can be circulated at any time by phone or any other verbal means, but the convener shall make explanations at the meeting.

     A notice for a meeting of the board of directors shall set out the followings:

     (1)  time and venue of the meeting;

     (2)  duration of the meeting;


                                    -III-11-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     (3)  reasons and agenda;

     (4)  the delivery date of the notice.

     Article 25 Convening of meeting

     Meetings of the board of directors shall be held only if more than half of the directors (including any alternate director appointed pursuant to Article 111 of the Articles) are present. If the number of the directors falls below the quorum due to the persistent objection to attend or intentional absence of the relevant directors to attend the meetings, the chairman and the secretary of the board of directors shall promptly report to the regulatory authority.

     Supervisors may attend meetings of the board of directors. The president or the secretary of the board of directors who does not concurrently act as the director is required to attend the meeting of the board of directors. The convener may notify other relevant person he deems necessary to attend the meeting the board of directors.

     Article 26 Presence in person or by proxy

     Directors shall, in principle, attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may, after reviewing relevant documents and giving clear opinion, by a written power of attorney appoint another director to attend the meeting on his behalf.

     The power of attorney shall indicate:

     (1)  the name of the appointor and proxy;

     (2)  the scope of the authorisation and instruction on the vote;

     (3)  the signature of the appointor and date of the appointment.

     If a director appoints another director to execute the written opinion, special authorization is required in the power of attorney.

     The appointed director shall submit the written power of attorney to the chairman of the meeting.

     Article 27 Limitation on the proxy

     The following principles shall be adhered to when attending the meetings of the board of directors in person or by proxy:

     (1) in considering and approving matters in relation to connected transactions, a non-affiliated director may not appoint an affiliated director to attend on his behalf; nor may an affiliated director accept the appointment of a non-affiliated director;

     (2) an independent director may not appoint a non-independent director to attend the meeting on his behalf, nor may an non-independent director accept the appointment of an independent director;

     (3) a director may not appoint another director to attend on his behalf without indicating his intention on the vote, nor may relevant director accept an entrustment with full power or an entrustment without clear authorization.

     Article 28 Method of meeting

     Any regular or extraordinary meeting of the board of directors may be held by way of telephone conferencing or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other. All such directors shall be deemed to be present in person at the meeting.


                                    -III-12-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     Article 29 Opinion

     A director shall review relevant documents thoroughly and express his opinion on the basis of independence and prudence.

     A director may obtain from the Secretariat of the Board, convener, president, senior vice president, vice president, chief financial officer and other senior management personnel, special committee, accounting firm and law firm any information necessary for the decision making, or may recommend the chairman to request above the person or representatives of the organisation to give relevant explanations.

     Article 30 Voting

     After full discussion, the convener may require the directors to vote. Each director shall have one (1) vote by a show of hands or in written form. Where there is an equality of votes cast both for and against a resolution, the chairman of the board of directors shall have a casting vote.

     The votes are divided into "For", "Against" and "Abstained". Each director shall have one vote. If a director does not make any choice or give more than two choices, the chairman shall request the director to vote again, and the director shall be deemed as "Abstained" if he refuses to do so; if a director leaves the meeting halfway without giving a choice, he shall be deemed as "Abstained".

     Article 31 Formation of resolution

     Except as set forth in Article 32 of these Procedural Rules, a resolution of the board of directors must be passed by more than half of all of the directors of the Company, unless otherwise provided for in the Articles or required by applicable laws and regulations.

     A resolution of the board of directors relating to connected transactions shall be signed by independent (non-executive) directors before coming into effect.

     A director shall not vote on any board resolution in which he or any of his associates or a substantial shareholder has a material interest nor shall he be counted in the quorum present at the same board meeting. The relevant transaction shall be dealt with by way of a board meeting and not by way of circulation of written board resolution.

     If an independent non-executive director (and whose associates) has no material interests in the transaction, he should be present at such board meeting.

     For the purpose of this Article, the meaning of substantial shareholder(s) and associate(s) shall have the meaning given to them in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     In respect of any matter which needs to be determined by the board of directors at an extraordinary meeting of the board of directors and where the board of directors has already sent out written notice of matters to be decided at such meeting and the number of directors who have signified their consent thereto reaches the amount set out in the first paragraph of this Article, a valid resolution shall be deemed to be passed and there is no need to hold a the board of directors' meeting.

     Article 32 Abstaining from voting

     A director shall abstain from voting under any of the following circumstances:

(1) where the director is required to abstain from voting in accordance with the regulatory rules of the place where the Company is listed;

(2) other circumstances where the director believes he should abstain from voting;

(3) other circumstances where the director, due to his affiliated relationship with the enterprise involved, is required to abstain from voting in the motion in accordance with the Articles.


                                    -III-13-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     If any director abstains from voting, a meeting of the board of directors may be convened a majority of the directors without affiliated relationship and the resolution shall be passed by the affirmative vote of a majority of directors without affiliated relationship. If the number of directors without affiliated relationship present at the meeting is less than three, the matter shall be submitted to the shareholders' general meeting for approval.

     Article 33 Acting within powers

     The board of directors shall act within the scope of its powers granted by the shareholders' general meeting and the Articles and may not exceed such powers.

     Article 34 Motions not passed in the meeting

     If a motion is not passed, the motion may not be proposed again in the meetings of the board of directors within one month, unless significant change of relevant conditions or factors occurs.

     Article 35 Recording of the meeting

     The meeting of the board of directors held in the form of on-site meeting or video-conference or telephone conference may be recorded if necessary.

        Article 36 Minutes of meeting

     The secretary of the board of directors shall cause the personnel of the Secretariat of the Board to keep the record of the minutes of board meeting, which shall include he following:

     (1)  Date, place and method of the meeting;

     (2)  Issuance of notice of the meeting;

     (3)  Convener and chairman of the meeting;

     (4) Name of directors attending the meeting, as well as names of directors (proxies) attending the board meeting as appointed by others;

     (5) Motions considered at the meeting, key points and opinions of each directors on relevant matters, as well as its intention to the vote;

     (6) Manner and voting results of each motion (the voting result shall specify the number of votes for, against or abstained);

     (7) Other matters that the board of directors deems necessary to be recorded.

     Article 37 Minutes of resolutions of the meeting

     The Company shall make separate minutes of resolutions passed in the meetings in accordance with the voting results.

     Article 38 Signature of directors

     A director attending the meeting shall sign on the minutes of the meeting and minutes of resolutions on his own behalf and another director he represents. If a director has any objection to the minutes of meeting or minutes of resolutions, he may make written explanations when signing such minutes and may also report to the regulatory authority or make public announcement if necessary.


                                    -III-14-

APPENDIX III                                  PROCEDURAL RULES OF THE MEETING OF
                                                          THE BOARD OF DIRECTORS

     If a director fails to sign the minutes in accordance with the preceding paragraph without giving written explanation or reporting to the regulatory authority or making public announcement, the director shall be deemed as consenting to the minutes of meeting and minutes of resolutions.

         CHAPTER SEVEN INFORMATION DISCLOSURE OF THE BOARD OF DIRECTORS

     Article 39 Announcement of resolutions

     The resolutions of the board meeting shall be announced by the secretary of the board of directors in accordance with relevant laws, regulations, the Articles and relevant security regulatory requirements of the place where the Company is listed. Before the announcement of the resolutions, the directors and other persons attending the meeting shall be liable to keep the confidentiality of the resolutions.

    CHAPTER EIGHT IMPLEMENTATION OF RESOLUTIONS OF BOARD MEETING AND DOCUMENT
                                   MANAGEMENT

     Article 40 Implementation of resolutions

     The chairman of the board of directors shall cause relevant personnel to implement the resolutions of the board of directors, examine the implementation of resolutions and report on the implementation of the resolutions of the board of directors in the subsequent board meetings.

     Article 41 Keeping of documents of meetings Documents of the board meetings, including notice of meeting and relevant documents, power of attorneys of proxies, recordings of meetings, signature pages, minutes of meeting and resolutions duly signed by all directors attending the meetings and announcement of resolutions shall be kept by the secretary of the board of directors.

     The documents of the board meetings shall be kept for at least ten years.

                      CHAPTER NINE SUPPLEMENTARY PROVISIONS

     Article 42 The term "over" shall include the number itself.

     Article 43 These Procedural Rules and its amendments shall become effective after approval by shareholders' general meeting. The Workbook of the board of directors of the PetroChina Company Limited shall be nullified as of the date these Procedural Rules becomes effective.

     Article 44 These Procedural Rules shall be interpreted by the board of directors.

     Article 45 In case of a difference between the stipulations of these Procedural Rules and laws, regulations, other relevant regulatory documents promulgated from time to time and the Articles, such laws, regulations, other relevant regulatory documents and the Articles shall prevail. For matters not included herein, such matters shall be governed by relevant laws and regulations and the requirement of the Articles.


                                    -III-15-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

                                   APPENDIX IV

                           PETROCHINA COMPANY LIMITED

        RULES OF ORGANISATION AND PROCEDURES OF THE SUPERVISORY COMMITTEE

     (to be adopted at the 2007 annual general meeting of the Company on 15
                     May 2008 by way of ordinary resolution)


                                     -IV-1-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

CHAPTER ONE   GENERAL PROVISIONS

CHAPTER TWO   COMPOSITION OF THE SUPERVISORY COMMITTEE

CHAPTER THREE POWERS AND RESPONSIBILITIES OF THE SUPERVISORY COMMITTEE

CHAPTER FOUR  PROCEEDINGS, VOTING AND ADMINISTRATION OF THE SUPERVISORY
              COMMITTEE

CHAPTER FIVE  COMMUNICATIONS BETWEEN THE SUPERVISORY COMMITTEE AND OTHER
              RELEVANT ORGANISATIONS

CHAPTER SIX   OFFICE OF THE SUPERVISORY COMMITTEE

CHAPTER SEVEN SUPPLEMENTARY

                         CHAPTER ONE GENERAL PROVISIONS

     Article 1 These Rules are formulated to further improve the corporate governance structure, regulate the proceedings of the meetings of the supervisory committee and strengthen the supervision mechanism of PetroChina Company Limited (the "COMPANY") in accordance with the relevant laws and regulations of the places where the shares of the Company are listed including, among others, the Company Law of the People's Republic of China (the "COMPANY LAW"), the Mandatory Provisions of the Articles of Association of Companies Seeking a Listing Outside the PRC, the Guidance of Articles of Association for Listed Companies in China (amended in 2006), the Code of Corporate Governance for Listed Companies in China and the Articles of Association of the Company (the "ARTICLES") and with reference to the Guiding Procedure Rules of the Supervisory Committee for Listed Companies promulgated by Shanghai Stock Exchange.

     Article 2 The supervisory committee is the supervisory body duly established by the Company. It acts for the interests of the shareholders and is responsible and reports to the general meeting.

     Article 3 The supervisory committee shall supervise, in particular, the financial activities of the Company and the performance of duties by the directors, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers of the Company in accordance with the laws and administrative regulations and the Articles so as to ensure that the assets of the Company and shareholders' interests will not be impaired.

                    CHAPTER TWO COMPOSITION OF THE SUPERVISORY COMMITTEE

     Article 4 The supervisory committee shall comprise nine (9) supervisors, among whom the representatives of the employees shall not be less than one-third.

     Article 5 Supervisors appointed by the shareholders shall be elected and removed at the general meeting. Supervisors who act as representatives of the employees shall be elected and removed by the employees of the Company in a democratic manner. The directors, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers shall not serve concurrently as supervisors. Each supervisor shall serve for a term of three (3) years, which is renewable upon re-election and re-appointment.

     The term of the supervisors shall commence from the date when he/she takes his/her office and end upon expiry of the term of the supervisory committee. If the number of members of the supervisory committee falls below the quorum due to a failure to timely elect a supervisor upon expiry of a supervisor's term of service or due to the resignation of a supervisor during his or her term of service, the incumbent supervisor shall continue to


                                     -IV-2-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

perform his or her duties as supervisor in accordance with laws, administrative regulations and the Articles until the newly elected substitute supervisor takes his or her position.

     Article 6 The supervisory committee will have one (1) chairman. The election or removal of the chairman shall be voted by two-thirds or more of the members of the supervisory committee.

     Article 7 The members of the supervisory committee shall not only meet the qualification requirements provided in the Company Law and the Articles but also satisfy the criteria as follows:

     (1) familiarity with and capability of implementing the applicable state laws, administrative regulations and rules;

     (2) capability of safeguarding the shareholders' interests and sense of responsibility for maintaining and increasing the value of the Company assets;

     (3) knowledge on finance, accounting, audit, capital operation, law and macroeconomics, familiarity with the operation and management and procedures and systems of the Company and rich experiences on work on similar nature;

     (4) capability of adhering to principles, capability of maintaining justice, integrity, self-discipline and dedication to work; and

     (5)  strength in comprehensive analysis and judgment.

     Article 8 The chairman of the supervisory committee shall meet the following requirements:

     (1) profound knowledge of theoretical aspects in the formulation and execution of policies;

     (2) capability of adhering to principles and maintaining justice, integrity, dedication to work and safeguarding interests of the shareholders and the Company; and

     (3) knowledge on operation and management, accounting, audit, finance and law and strength in comprehensive analysis and judgment.

     CHAPTER THREE POWERS AND RESPONSIBILITIES OF THE SUPERVISORY COMMITTEE

     Article 9 The supervisory committee shall report to the general meeting and shall perform the following duties in accordance with the law:

     (1) reviewing of the Company's periodical reports prepared by the board of directors and issuance of written opinions;

     (2)  reviewing of the Company's financial position;

     (3) supervising of the performance of duties by the directors, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers and submitting proposal for the removal of the aforementioned officers who have acted in contravention of any law, administrative regulation, the Articles or resolutions of the shareholders' meeting;

     (4) demanding any director, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer or any other senior officer who acts in a manner which is harmful to the Company's interests to rectify such behaviour;


                                     -IV-3-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

     (5) checking the financial information such as the financial reports, business reports and plans for distribution of profits to be submitted by the board of directors to the general meetings and engaging, in the Company's name, certified and practising accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

     (6) proposing convention of extraordinary general meetings and convening and presiding over the general meeting when the board of directors fails to perform such duties in accordance with the Company Law;

     (7)  submitting proposals to the shareholders' meeting;

     (8) representing the Company in negotiations with directors or in bringing actions against a director, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer or other senior officers according to Article 152 of the Company Law;

     (9) conducting an investigation on discovering any irregularities in the Company's operations;

     (10) conducting annual review of the performance of the external auditor together with the audit committee of the board of directors and proposing to engage, renew the engagement or dismiss the external auditor and making recommendations on the auditing fees;

     (11) supervising on compliance issues in respect of connected transactions; and

     (12) other functions and powers specified in the Articles.

     The supervisors shall attend meetings of the board of directors.

     Article 10 The supervisors shall be entitled to have access to and raise inquiry on the operations of the Company and may retain independent intermediaries for assistance when necessary.

     Article 11 The chairman of the supervisory committee shall perform his/her duties as follows:

     (1)  convening and presiding over meetings of the supervisory committee;

     (2)  taking charge of day-to-day work of the supervisory committee;

     (3) reviewing and finalising and signing reports of the supervisory committee and other material documents;

     (4) examining the implementation of resolutions of the supervisory committee;

     (5) delivering work report at the general meeting on behalf of the supervisory committee;

     (6) attending or designating other supervisors or staff of the office of the supervisory committee to attend relevant meetings of the Company for the purpose of supervision; and

     (7) other functions to be performed by the chairman of the supervisory committee.

     Article 12 A system of routine supervision shall be established in respect of the finance of the Company; under such system, the supervisory committee shall examine the financial conditions of the Company on a regular or irregular basis. The examination may be conducted in the following manners:

     (1) The financial and accounting information including financial statements, audit reports, accounting vouchers and books and other materials relating to the operations and management of the Company may be examined.


                                     -IV-4-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

          The finance department of the Company shall submit the monthly, quarterly, half-yearly and annual financial reports and the relevant analysis and notes to the office of the supervisory committee on the next business day after such reports are finished so that the supervisory committee may be aware of the financial conditions of the Company. The finance department is obliged to explain any question raised by the examiner in relation to such reports and make such explanation in writing when necessary. The relevant department and personnel shall not refuse to provide, hide reports or make false reports.

     (2) The supervisors may listen to the person in charge to report on the finance conditions, assets and operations of the Company and attend financial meetings of the Company.

     (3) The supervisory committee may visit the subsidiaries or branches to conduct field research and onsite investigations. They may request the relevant person in charge to explain in respect the question discovered during such investigations. They may also retain independent intermediaries to audit or investigate when necessary.

     (4) The supervisory committee shall listen to the work reports made by the finance and audit departments or by the accountants, the department of human resources and the department of discipline supervision at least once every six (6) months.

     Article 13 The supervisory committee may perform its duties by way of holding a hearing, audit sampling, field investigation and special research.

     Article 14 A system that the supervisory committee shall submit the supervisory report to the general meeting or extraordinary general meeting shall be established. The content of the supervisory report shall include:

     (1)  the operations of the Company in accordance with law;

     (2)  the examination of the financing of the Company;

     (3)  the connected transactions;

     (4) the fulfilment of duties of good faith and due diligence by the senior officers of the Company;

     (5)  such contents required by the regulatory authority; and

     (6)  other matters that the supervisory committee deems necessary.

     Article 15 Reasonable fees incurred for retaining professionals including counsels, certified accountants and practising auditors during performance of the duties by the supervisory committee shall be borne by the Company.

     Article 16 The supervisory committee shall fulfil the following obligations:

     (1) performing the supervisory duties and safeguarding the interests of the Company in compliance with the laws and regulations and the Articles and the principles of good faith and due diligence;

     (2) not disclosing the secrets of the Company, except as otherwise required by the laws or approved by the general meeting;

     (3) being responsible for the truthfulness and compliance with the laws of the reports submitted to the general meeting or other supervisory documents produced and be liable for any question arising therefrom;


                                     -IV-5-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

     (4) in respect of any supervisor who violates the laws and administrative regulations or the Articles when performing his/her duties and such violation results in damages to the Company, being liable for any damages.

     Article 17 Members of the supervisory committee shall not, during the performance of their duties as supervisors, accept any gifts from the Company nor shall they participate in any banquet, entertainment, travel or visit arranged, organized or paid by the Company. In addition, they shall not misuse their powers for their own benefits, or benefits of their family or friends or others. They shall not disclose any trade secret of the Company to any third party.

     Article 18 In case of any of the following, the relevant supervisor shall be removed through statutory procedures; in case that such act constitutes a criminal offence, they shall be prosecuted for criminal liabilities:

     (1) hiding or not reporting the major violation by the Company or gross negligence;

     (2) conspiring with other personnel of the Company to prepare false reports; and

     (3)  breaching Article 17 of these Rules;

     Article 19 Members of the supervisory committee may be granted rewards for their outstanding performance in supervision and major contribution to the interests of the Company and shareholders.

     Article 20 The directors, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers shall render necessary assistance to the supervisors for the due performance of their duties by the latter and shall not intervene in and prevent such activities. The relevant departments, subsidiaries or regional companies shall render support to and cooperation with the supervisory committee by providing accurate and correct information and materials requested and shall not refuse to provide or hide any information or submit false information.

     CHAPTER FOUR PROCEEDINGS, VOTING AND ADMINISTRATION OF THE SUPERVISORY
                                    COMMITTEE

     Article 21 Meetings of the supervisory committee shall mainly take the form of periodic and extraordinary meetings.

     Article 22 Periodic meetings shall be convened at least once every six months to review the quarterly report, interim report and annual report of the Company and the operation plan and work report of the supervisory committee.

     Article 23 The supervisory committee shall convene an extraordinary meeting within ten (10) days under any of the following circumstances:

     (1)  any supervisor proposes to convene such meetings;

     (2) a resolution adopted at the general meeting or board meeting violates the applicable laws, regulations, rules and the regulatory authority's requirements, the Articles, the resolution of the general meeting and other relevant stipulations;

     (3) the misconduct of the directors, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers of the Company may result in material damages to the Company or have adverse impact in the market;


                                     -IV-6-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

     (4) an action has been instituted by the shareholders against the directors, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers of the Company;

     (5) the Company and/or its directors, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer and other senior officers are imposed fines by the securities regulatory authority or denounced by Shanghai Stock Exchange;

     (6) the securities regulatory authority requests to convene an extraordinary meeting;

     (7)  other circumstances provided in the Articles; or

     (8) any other circumstances that the supervisory committee may deem necessary.

     Article 24 Where a supervisor proposes to convene an extraordinary meeting, he/she shall submit to the chairman of the supervisory committee the written proposal signed by himself/herself directly or through the office of the supervisory committee. The written proposal shall contain the following matters:

     (1)  name of the supervisor who submits the proposal;

     (2)  the grounds or facts on which the proposal is submitted;

     (3)  the time or time limit, place and form of the meeting proposed;

     (4)  a clear, specific proposal; and

     (5) contact details of the supervisor who submits the proposal and the date of the proposal;

     Within three (3) days after the receipt of the written proposal by the office of the supervisory committee or the chairman of the committee, the office of the supervisory committee shall send the notice in respect of convening of an extraordinary meeting to the supervisors.

     Article 25 The meeting of the supervisory committee shall be convened and presided over by the chairman of the committee or a supervisor elected by more than half of the supervisors if the chairman of the committee is not able to or fails to perform his/her duties.

     The chairman of the meeting may, based on the proposal of the supervisors, request the directors, the President, Senior Vice Presidents, Vice Presidents, the Chief Financial Officer or other senior officers, other employees or agents to attend the meeting for enquiry.

     The secretary of the board of directors shall attend meetings of the supervisory committee.

     Article 26 Meetings of the supervisory committee can only be held with the presence of more than half of the supervisors.

     A resolution can only be adopted when more than two-thirds of the members of the supervisory committee vote in its favour.

     In respect of the voting at the meeting of the supervisory committee, each supervisor shall have one vote. The voting can be carried out in the form of open ballot and in writing. The supervisors can vote in favour of or against a resolution or abstain.

     Article 27 The office of the supervisory committee shall send the notice of meeting in writing to all the supervisors ten (10) days before the meeting by personal delivery, facsimile, courier, registered mail or


                                     -IV-7-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

otherwise. If not delivered in person, the delivery shall be confirmed on phone and recorded accordingly. The documents that will be discussed at the meeting shall be delivered to all the supervisors not less than seven (7) business days before the meeting.

     Article 28 Meetings of the supervisory committee can be held in the form of conference call or by way of similar communication facilities; all the supervisors attended the meeting so held shall be deemed to be present in person. If the voting is conducted through the communication facilities, the supervisors may send their written opinion and voting intent signed to the office of the supervisory committee by facsimile. The supervisors shall indicate their voting intent together with their opinion in writing or grounds on voting.

     Article 29 Where a matter is required to be adopted at an extraordinary meeting and the supervisory committee has delivered the draft resolution in writing to all the supervisors and the number of the supervisors signing off such resolution has reached the quorum provided in Article 26 of these Rules, the resolution so adopted is effective and no meeting of the supervisory committee for such matter shall be required.

     Article 30 Announcements in connection with resolutions adopted at the meeting of the supervisory committee shall be made by the secretary of the board of directors in accordance with the Listing Rules of Shanghai Stock Exchange.

     Article 31 Minutes shall be prepared in respect of the meeting of the supervisory committee and shall contain the subject matter, discussion and voting results. The supervisors present shall sign the minutes of the meeting.

     Article 32 Supervisors who have attended a meeting of the supervisory committee shall be responsible for the resolutions of the supervisory committee at that meeting. However, if it is evidenced that a supervisor has expressed objection at voting and that such was recorded in the minutes, he/she shall be exempted from such liability.

     Article 33 Supervisors shall attend meetings of the supervisory committee in person. The supervisors who cannot attend a meeting for any reason may delegate another supervisor in writing to attend the meeting on his/ her behalf. The form of proxy shall specify the scope of delegation. Where a supervisor has been absent from two consecutive meetings of the supervisory committee and did not authorise other supervisors to act on his/her behalf, the supervisory committee may apply to the general meeting to remove him/her from such position.

     Article 34 A supervisor may resign before the expiry of his/her term of service by submitting a report of resignation in writing to the general meeting.

     Article 35 The compensation of the supervisors shall be determined at the general meeting.

     Article 36 The operation expenses of the supervisory committee shall be included in the budget of the Company.

     Article 37 The meeting files of the supervisory committee, including notice and materials, attendance book, audio recordings, votes, minutes confirmed by the supervisors present and resolution announcements shall be kept by the person designated by the chairman of the supervisory committee.

     The meeting materials of the supervisory committee shall be saved for a term of more than ten (10) years.


                                     -IV-8-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

               CHAPTER FIVE COMMUNICATIONS BETWEEN THE SUPERVISORY
                   COMMITTEE AND OTHER RELEVANT ORGANISATIONS

     Article 38 All the members of the supervisory committee shall be entitled to have access to the necessary information on the Company required to perform their duties. The office of the supervisory committee is the major channel through which the supervisors obtain information.

     Article 39 Routine communications

     The office of the supervisory committee may provide all the supervisors with the information based on the reports and materials that are currently available to the Company.

     In addition, in connection with the important meeting reports, documents on the management system and operation policies and reports on other material events, the office of the supervisory committee shall communicate with the office of the general manager and provide all the supervisors with such information in a timely manner.

                 CHAPTER SIX OFFICE OF THE SUPERVISORY COMMITTEE

     Article 40 An office of the committee will be established under the supervisory committee. The office of the committee will be the executive body of the supervisory committee. The chief, deputy chief and other staff appointed to such office shall have professional knowledge in finance, accounting or laws.

     Article 41 The responsibilities of the office of the supervisory committee are as follows:

     (1) preparing and organizing meetings of the supervisory committee, drafting the meeting documents, arranging of meeting affairs, keeping meeting minutes and ensuring the accuracy of the minutes;

     (2) maintaining meeting documents and records, tracking the implementation of the resolution of the supervisory committee and reminding the chairman of the committee to communicate with the board of directors and make proposals in respect of the material issues subject to the review at the meeting of the supervisory committee before the relevant meeting of the board of directors;

     (3) organizing investigations and researches, understanding the circumstances in an accurate and timely manner and providing accurate basis for the supervision by the supervisory committee;

     (4) recommending the accountants to be retained and coordinating during the auditing period when the supervisory committee deems necessary to retain an independent accountant to conduct audit;

     (5) coordinating collection of information by the supervisory committee and its members;

     (6) contacting and facilitating communications between the departments of the Company and the accountants retained by the Company;

     (7) taking charge of the research on the regulatory policy, supervision mechanism of the Company conducted by the supervisory committee and provide the members of the committee with the relevant information and research reports;

     (8) maintaining sensitive materials of the Company under control of the supervisory committee in a confidential manner and formulation of the confidentiality system and measure accordingly; and

     (9)  other routine matters of the supervisory committee.


                                     -IV-9-

APPENDIX IV                                 RULES OF ORGANISATION AND PROCEDURES
                                                    OF THE SUPERVISORY COMMITTEE

                           CHAPTER SEVEN SUPPLEMENTARY

     Article 42 In the event of any matter which is not provided herein or any provision hereof is in conflict with any applicable law, administrative regulation and other regulatory documents promulgated from time to time and the terms of the Articles, the provision of the applicable law, administrative regulation and other regulatory documents and the Articles shall prevail.

     Article 43 These Rules shall be interpreted by the supervisory committee.

     Article 44 These Rules shall be implemented after being adopted at the general meeting and the previous version of these Rules shall be annulled simultaneously.


                                     -IV-10-

                                     (LOGO)
                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED
           (a joint stock limited company incorporated in the People's
                    Republic of China with limited liability)
                                (STOCK CODE: 857)

                  FORM OF PROXY FOR THE ANNUAL GENERAL MEETING
                     TO BE HELD ON THURSDAY, 15 MAY 2008(1)

Number of shares to which this Proxy relates(2)

Type of shares (A Shares or H Shares) to which this Proxy relates(2)

I/We(3)_____________________________________________________________________ of
_______________________________________________________________________________
(address as shown in the register of members) being shareholder(s) of PETROCHINA COMPANY LIMITED (the "Company") hereby appoint the Chairman of the Meeting or(4) __________________________________________________________________________of
____________________________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Thursday, 15 May 2008 at 9 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

                                       RESOLUTIONS                                 FOR(5)   AGAINST(5)   ABSTAIN(5)
         -----------------------------------------------------------------------   ------   ----------   ----------
1        To consider and approve, by way of special resolution, , the amendments to the Articles of Association of the Company made in accordance with the Company Law of the PRC and the "Guidelines of Articles of
         Association for Listed Companies" issued by the China Securities
         Regulatory Commission be and are hereby approved and the Chairman of the Company be and is hereby authorised to make any amendment as he may consider necessary and appropriate to the Articles of Association.

2 To consider and approve the Report of the Board of Directors of the Company for the year 2007.

3 To consider and approve the Report of the Supervisory Committee of the Company for the year 2007.

4 To consider and approve the Audited Financial Statements of the Company for the year 2007.

5 To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2007 in the amount and in the manner recommended by the Board of Directors.

6 To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2008.

7 To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong
         Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2008 and to authorise the Board of Directors to fix their remuneration.

8    A   To consider and approve the election of Mr Jiang Jiemin as Director of the Company;

     B To consider and approve the election of Mr Zhou Jiping as Director of the Company;

     C To consider and approve the election of Mr Duan Wende as Director of the Company;

     D To consider and approve the election of Mr Wang Yilin as Director of the Company.

     E To consider and approve the election of Mr Zeng Yukang as Director of the Company.

     F To consider and approve the election of Mr Wang Fucheng as Director of the Company.

     G To consider and approve the election of Mr Li Xinhua as Director of the Company.

     H To consider and approve the election of Mr Liao Yongyuan as Director of the Company.

     I To consider and approve the election of Mr Wang Guoliang as Director of the Company.

                                       RESOLUTIONS                                 FOR(5)   AGAINST(5)   ABSTAIN(5)
         -----------------------------------------------------------------------   ------   ----------   ----------
     J   To consider and approve the re-election of Mr Jiang Fan as Director of the Company.

     K To consider and approve the election of Mr Chee-Chen Tung as Independent Director of the Company.

     L   To consider and approve the election of Mr Liu Hongru as Independent
         Director of the Company.

     M To consider and approve the election of Mr Franco Bernabe as Independent Director of the Company.

     N   To consider and approve the election of Mr Li Yongwu as Independent
         Director of the Company.

     O   To consider and approve the election of Mr Cui Junhui as Independent
         Director of the Company.

9    A   To consider and approve the election of Mr Chen Ming as Supervisor of the Company.

     B To consider and approve the election of Mr Wen Qingshan as Supervisor of the Company.

     C To consider and approve the election of Mr Sun Xianfeng as Supervisor of the Company.

     D To consider and approve the election of Mr Yu Yibo as Supervisor of the Company.

     E   To consider and approve the election of Mr Wu Zhipan as Independent
         Supervisor of the Company.

     F   To consider and approve the election of Ms Jin Lianshu as Independent
         Supervisor of the Company.

10 To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.

11 To consider and approve, by way of ordinary resolution, to adopt the Rules and Procedures of Shareholders' General Meeting.

12 To consider and approve, by way of ordinary resolution, to adopt the Rules and Procedures of the Board.

13 To consider and approve, by way of ordinary resolution, to adopt the Rules of Organisation and Procedures of the Supervisory Committee.

14       To consider and approve other matters, if any.


Date                       2008         Signature(s)(6)
     ---------------------                              ------------------------

Notes:

1. IMPORTANT: YOU SHOULD FIRST REVIEW THE ANNUAL REPORT OF THE COMPANY FOR THE YEAR 2007, WHICH IS EXPECTED TO BE DESPATCHED TO SHAREHOLDERS ON OR BEFORE 30 APRIL 2008, BEFORE APPOINTING THE PROXY. THE ANNUAL REPORT FOR THE YEAR 2007 WILL INCLUDE THE REPORT OF THE DIRECTORS FOR THE YEAR 2007, THE REPORT OF THE SUPERVISORY COMMITTEE FOR THE YEAR 2007 AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR 2007 FOR REVIEW BY THE SHAREHOLDERS.

2. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of Shares (A Shares or H Shares) to which this form of proxy relates.

3. Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED "AGAINST". If you wish to abstain from voting on any resolution, tick in the box marked: "ABSTAIN". Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

7. Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

                       (PETROCHINA COMPANY LIMITED LOGO)
                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED
           (a joint stock limited company incorporated in the People's
                    Republic of China with limited liability)
                                (STOCK CODE: 857)

                                   REPLY SLIP

To: PetroChina Company Limited (the "Company")

I/We(1) ________________________________ (English name): ____________________ of
_______________________________________________________________________________
(address as shown in the register of members) (telephone number(s)(2):
_________________) being the registered holder(s) of(3) _______________ A
Shares/H4 share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 15 May 2008 at 9 a.m.

Date: _______________________ 2008


Signature(s):
              --------------------------

Notes:

(1) Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

(2) Please insert telephone number(s) at which you can be contacted for confirmation purpose.

(3)  Please insert the number of shares registered under your name(s).

(4)  Please delete as appropriate.

(5) The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) on or before Thursday, 24 April 2008 personally, by mail or by fax (fax number: (8610) 8488 6260).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this circular to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PetroChina Company Limited


Dated: March 28, 2008                   By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary